As confidentially submitted to the Securities and Exchange Commission on September 3, 2021.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
FLEXENERGY GREEN SOLUTIONS, INC.
(Exact name of registrant as specified in its charter)
Delaware	3629	86-1384045
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
112 Corporate Drive
Portsmouth, NH 03801
(603) 430-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Mark Schnepel
Chief Executive Officer
FlexEnergy Green Solutions, Inc.
112 Corporate Drive
Portsmouth, NH 03801
(603) 430-7000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Garett Sleichter, Esq. Rutan & Tucker, LLP 18575 Jamboree Road Suite 900 Irvine, CA 92612 Phone (714) 641-5100 Fax (714) 546-9035	Michael A. Hedge, Esq. K&L Gates LLP 1 Park Plaza Twelfth Floor Irvine, CA 92614 Phone (949) 253-0900 Fax (949) 253-0902
Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒ Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock	$	$
Underwriters’ Warrants	$	$
Total	$	$

(1)
Includes the aggregate offering price of common stock that may be sold if the option to purchase additional shares of our common stock granted by the registrant to the underwriters is exercised. See “Underwriting.”

(2)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not the solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to completion, dated September   , 2021
PRELIMINARY PROSPECTUS
            Shares of Common Stock
FlexEnergy Green Solutions, Inc.
We are offering        shares of our common stock, par value $0.0001 per share in this offering. Prior to this offering, there has been no public market for our securities. We estimate that the initial public offering price per share will be between $       and $      . We have applied to list our common stock on The Nasdaq Capital Market (“Nasdaq”) under the symbol “FLXE”.
The offering is being underwritten on a firm commitment basis. The selling stockholder named herein has granted the underwriters an option to buy up to an additional        shares of common stock from them to cover over-allotments. The underwriters may exercise this option at any time and from time to time during the 30-day period from the date of this prospectus. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholder.
	No Exercise of Over- Allotment		Full Exercise of Over- Allotment
	Per Share	Total	Per Share	Total
Initial public offering price	$	$	$	$
Underwriting discounts and commissions(1)	$	$	$	$
Proceeds to us, before expenses	$	$	$	$
Proceeds to the selling stockholder, before expenses	$	$	$	$

(1)
In addition, we have agreed to reimburse the underwriters for certain expenses. See “Underwriting” on page        of this prospectus for additional information.

We have agreed to issue warrants exercisable within three years after the effective date of this prospectus representing 2.5% of the securities issued in this offering to Roth Capital Partners. The warrants will be exercisable at a per share exercise price equal to 120% of the initial public offering price. See “Underwriting — Underwriters’ Warrants.”
We are an “emerging growth company” and a “smaller reporting company” as defined under federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”
After the completion of this offering, we will be a “controlled company” within the meaning of Nasdaq corporate governance standards. See “Prospectus Summary — Implications of Being a Controlled Company.”
Investing in our common stock involves a high degree of risk. See the section captioned “Risk Factors” beginning on page 13 of this prospectus for a discussion of information that should be considered in connection with an investment in our common stock.
Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares of common stock to the purchasers on or about            , 2021.
Sole Book-Running Manager
Roth Capital Partners
The date of this prospectus is            , 2021

Until            , 2021, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
We have not, and the underwriters have not, authorized anyone to provide you with different information, and we and the underwriters take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.
For Investors Outside of the United States
We have not, and the underwriters have not, done anything that would permit this offering or possession of distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the U.S. Persons who come into possession of this prospectus and any free writing prospectus we may authorize for use in connection with this offering in jurisdictions outside the U.S. are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.
Basis of Presentation
The financial information provided in this prospectus consists of the consolidated and combined financial information of FlexEnergy, Inc. (“FEI”), and Flex Leasing Power & Service LLC (“FLPS”).

i

FlexEnergy Green Solutions, Inc. (“FGS”) was formed on December 31, 2020 as a Delaware corporation, and will become a wholly-owned subsidiary of FlexEnergy Power Solutions, LLC (“FPS”) upon completion of the Contribution Transaction described below, FGS has not, to date, conducted any activities other than those incident to its formation and the preparation of the registration statement of which this prospectus is a part. At or prior to the closing of this offering, FPS will contribute its equity interests in FEI and FLPS to FGS, and FEI and FLPS will become wholly owned subsidiaries of FGS. We refer to these contributions collectively as the “Contribution Transaction.” In addition, on August 16, 2021, FPS entered into a Simple Agreement for Future Equity (“SAFE”) with RNS Flex, LLC (RNS”) and TRF Platform Holdings, LLC (“TRF”) whereby, for an aggregate investment of $2,000,000 (but with a call right in favor of FPS for up to an additional $1,000,000) (the aggregate amount so invested being referred to as the “Invested Amount”), RNS and TRF received the right to receive from FPS (i) if the underwriters’ over-allotment exercise is exercised, a cash payment from the net proceeds received by FPS equal to 125% of the Invested Amount (the “Cash Payment”) or (ii) if the net proceeds received by FPS as a result of an over-allotment exercise are insufficient to pay the full Cash Payment to RNS and TRF, a number of the shares of FGS common stock issued to FPS in the Contribution Transaction equal to the Invested Amount minus 80% of the Cash Payment, divided by 80% of the issuance price per share in this offering (the “SAFE Transaction”). See “Certain Relationships and Related Party Transactions  —  SAFE Transaction.”
FGS will be the financial reporting entity following this offering. Other than the balance sheets as of December 31, 2020 and June 30, 2021, financial information of FGS has not been included in this prospectus as since its formation on December 31, 2020 it has not entered into any business transactions or activities, has no capitalization, and had no assets or liabilities during the periods presented in this prospectus.
Trademarks, Trade Names and Service Marks
“FlexEnergy Green Solutions, Inc.” and other registered or common law trademarks, service marks or trade names appearing in this prospectus are the property of FGS or one of its subsidiaries (after completion of the Contribution Transaction). Other trademarks, service marks or trade names appearing in this prospectus are the property of their owners. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. We have omitted the ® and ™ designations, as applicable, for the trademarks used in this prospectus.
Market, Industry and Other Data
Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on reports from various sources. Because this information involves a number of assumptions and limitations, you are cautioned not to give undue weight to such information. Information based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The information in any such publication, report, survey or article is not incorporated by reference in this prospectus. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section captioned “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

ii

PROSPECTUS SUMMARY
This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our combined consolidated financial statements and the related notes included elsewhere in this prospectus before making an investment decision. Unless the context otherwise requires, the terms “FlexEnergy,” “the Company,” “we,” “us” and “our” refer to (i) upon completion of this offering, FGS and, unless otherwise stated, all of its subsidiaries, and (ii) prior to the completion of this offering, FEI and FLPS and, unless otherwise stated, all of their consolidated subsidiaries.
Our Company
We are an energy focused technology company that designs, manufactures, sells and leases cost-effective energy solutions that lower our customers’ environmental footprint, often by making useable energy from sources of fuel or heat otherwise overlooked or wasted. We do this through two different types of highly engineered products. First, our Flex Turbines offer a reliable source for distributed or grid connected electrical power, capable of being fired by a wide variety of gaseous fuels from waste gas from landfills and natural gas flaring to higher BTU fuels such as propane and synthetic gas. Leasing and sales of Flex Turbines presently represent the bulk of our operations and revenues. Flex Turbines provide our customers with solutions to gain independence over their electricity generation and minimize overall reliance on the grid. Second, we offer heat recovery products that are integral to promising emerging power technologies, such as high efficiency fuel cells for power generation that can be fueled by hydrogen or natural gas. These Flex Heat Recovery products are in the early stages of commercialization, and presently constitute a small but increasingly growing and important portion of our operations and revenues as the future of energy generation emerges.
We focus on providing proven technology and support that enables reliable, efficient and economic green energy solutions. Our business consists of leasing and service of our Flex Turbines supported by a vertically integrated OEM, together with direct sales of our Flex Turbine and Flex Heat Recovery systems. As of June 30, 2021, we have amassed over 8.4 million hours of field runtime on our turbine fleet with over 122 megawatts (“MW”) shipped, of which 49 MW make up our lease fleet. This balance of core competencies in turbine power and heat recovery with current cash flow generation helps fund growth of our technology suite and expansion of applications into new and existing markets. The primary applications of our technology include: converting waste gas to useful energy, improving traditional processes and enabling emerging clean technology. We are actively expanding into other key markets for which our products are well suited, and we are confident in generating opportunities in additional geographic markets and product extensions into different applications.
Our combined consolidated financial statements have been prepared as though we will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. We have incurred operating losses and negative cash flows from operations since inception. As of June 30, 2021, we had an accumulated deficit of approximately $136.15 million. Management expects to continue to incur operating losses and negative cash flows from operations through the remainder of 2021. We are dependent upon the receipt of additional capital investments and other financings to fund our ongoing operations and may need to raise additional capital in order to continue to fund operations. We believe we will be able to obtain additional capital through equity financings or other arrangements to fund operations; however, there can be no assurance that such additional financing, if available, can be obtained on acceptable terms. If we are unable to obtain such additional financing, future operations would need to be scaled back or discontinued. Accordingly, these factors raise substantial doubt about our ability to continue as a going concern within one year after the date the combined consolidated financial statements are issued. See “Risk Factors — Risk Factors Relating to our Business and Industry — Our management has expressed substantial doubt about our ability to continue as a going concern without additional capital investment.”

Primary Applications
The primary applications of our technology include:
•
Converting Waste Gas to Useful Energy:   The Flex Turbine can run on waste fuels such as methane from landfills and carbon dioxide (“CO2”) heavy field gas from oil producing wells down to 350 BTUs, as well as synthetic gasses such as ethane produced in the refining process with up to 3,000 BTUs to produce reliable, distributed electricity.

•
Improving Traditional Processes:   Flex Heat Recovery systems utilize our proprietary highly efficient, high temperature, high pressure heat exchanger technology. These products have a smaller footprint than competing systems due to their design efficiency, making them ideal for space constrained applications. They are currently being evaluated by potential customers for the next generation of carbon capture technology, multiple fuel cell applications, and emissions reduction projects. The Flex Turbine can be installed in Commercial and Industrial (“C&I”) applications to generate power and heat and/or cooling to reduce facility operating costs. Flex Turbines can simultaneously provide backup power capability to improve resiliency and keep operations running through utility power outages. Moreover, Flex Turbines are capable of generating power on industrial fuels that might otherwise be wasted, further improving C&I operating margins.

•
Enabling Emerging Clean Technology:   Efficient use of thermal energy is the key to energy efficiency in many of today’s most promising alternative fuel technologies, such as solid oxide fuel cells for power generation technologies, for green hydrogen production, and for certain heat as energy storage applications. Our Flex Heat Recovery products enable these green technologies to be more cost competitive with conventional forms of energy production.

Products
•
Turbine Solutions:   Flex Turbines provide scalable, modular on-site power to both off-grid and grid dependent environments.

•
Heat Recovery Solutions:   Flex Heat Recovery systems have been used in a broad array of applications, from the extension of the range of turbine powered destroyers in the British Navy, to large scale fuel cell applications for power generation, to being prototyped into key components in the oncoming hydrogen economy, such as solid oxide fuel cells.

Our Market Opportunity
We believe that the world is looking for cleaner, reliable electrical power alternatives both to replace existing sources and to provide electrical power where electricity is not available or reliable. Additionally, we believe the adoption of new emerging technologies and fuels will expand our opportunities to grow.
In 2019, approximately 4.0 billion megawatt-hours (“MWh”) were generated from utility-scale facilities, comprising 38% natural gas, 23% coal, 20% nuclear and 17% renewables. Natural gas is one of the most abundant and available sources of clean energy as market trends such as the electrification of vehicles and the phasing out of coal-fired plants becomes more commonplace.
Power generation from fossil fuels and the associated release of CO2 as a byproduct has been shown to be a contributing factor to global climate change. The world continues to rely on technology advances combined with best practices to reduce greenhouse gas emissions.
The following trends have increased onsite, lesser emissions power demand from customers in a growing number of markets, and we expect them to continue to do so:
•
Continued growth in electricity demand, including for transportation

•
Decarbonization efforts to mitigate climate change peril, including carbon taxes

•
Natural gas as replacement for coal and oil-fired equipment and processes

•
Secular shift to distributed generation to assure power quality and avoid the cost of expanding aging and inefficient transmission infrastructure

•
Emergence of zero or low pollution alternative sources of power in the hydrogen economy, including fuel cells, solar and wind power

•
A drive for energy efficiency causing many industries to look for ways to eliminate wasted energy consumption

We believe that these trends will expand the market opportunity for Flex Turbine solutions and Flex Heat Recovery systems.
Our Growth Strategy
Our chief objective is to be a primary provider of clean, affordable and reliable energy. In order to accomplish this, we intend to:
•
Accelerate growth in underpenetrated markets and expand our geographic footprint.   We believe the total market opportunity for modular, onsite power remains significantly under-penetrated in the U.S. The flexibility and reach of our leasing model, coupled with our scalable turbine packages, allow us to increase market penetration and enter new markets quickly and efficiently. We plan to strengthen our existing relationships and identify new sub-sectors to accelerate our growth. We will seek to enter new markets and geographies over time, both in the U.S. and internationally, where climate, demand for clean energy and regulatory policies position turbine power generation as an economically compelling alternative to centralized electric utilities.

•
Continued deployment of our turbine fleet and heat recovery solutions to our customers.   We believe that integrated energy systems enhance the reliability, resiliency and predictability of turbine-generated electricity in certain markets, increasing the overall value proposition to customers. We expect demand for the Flex Turbine with on-board hot water heat exchanger, our combined heat and power (“CHP”) solution, to increase over time. We also expect continued requests by our customers to integrate our energy systems with existing energy storage (e.g. photovoltaic battery cells) to provide additional resiliency.

•
Broaden and enhance service offerings.   We provide ongoing monitoring and service as a standard component of our leasing agreements. We believe there is significant market demand for long-term protection plans for customers who have chosen to finance or purchase systems rather than lease them, and we will strive to capture a significant share of this market. We plan to expand our green energy product and service offerings to provide further cost savings to our customers and optimize the performance of existing traditional processes.

•
Increase Inventory to Shorten Delivery Times.   Flex Turbines currently are built upon order with a six or more month lead time from order to completion. By investing in additional inventory levels and building certain sub-assemblies in advance, we believe we can substantially shorten the time to delivery and thereby improve our appeal to customers searching for prompt energy solutions.

Summary Risk Factors
Our business is subject to numerous risks and uncertainties, including those in the section captioned “Risk Factors” and elsewhere in this prospectus. These risks include, but are not limited to, the following:
•
If we fail to retain existing customers, derive revenue from existing customers consistent with historical performance or acquire new customers cost-effectively, our business could be adversely affected. We are subject to substantial customer concentration. In times of market surplus, our rental prices are subject to enhanced market pressure.

•
The volatility in the price of oil affects the growth rate of new oil wells coming online. This commodity price volatility may adversely affect the demand for our products and services and negatively impact our results of operations.

•
Our products involve a lengthy sales cycle, and we may not anticipate sales levels appropriately, which could adversely affect our results of operations.

•
We have limited operating history with our line of heat recovery products and, as a result, if our estimates of product efficacy, maintenance and repair costs or useful life are inaccurate our business and financial results could be harmed.

•
The majority of turbines we sell or lease currently run with natural gas as the primary input fuel. As a fossil-fuel based solution, natural gas power generation products are subject to a heightened risk of regulation and to changes in our customers’ energy procurement policies.

•
We currently rely on a limited number of suppliers for certain parts and equipment to build our products, and we may not be able to find replacements or immediately transition to alternative suppliers, which could adversely affect our business, financial condition and results of operation.

•
Our credit facility subjects FLPS and its subsidiaries to financial and other restrictive covenants. These restrictions may limit our operational or financial flexibility and could subject us to potential defaults under the credit facility. In addition, any default could result in foreclosure.

•
Our substantial indebtedness could limit our opportunities for growth.

•
The distributed generation market is highly competitive. Competing solutions for distributed energy include renewables such as solar, wind and storage, gas-fired reciprocating engines, fuel cells and other gas turbines, any or all which might be perceived as superior to our technology, for economic, ecological or other reasons.

•
We anticipate that some portion of our future products and performance will rely on the adoption and availability of hydrogen gas as a fuel source and an insufficient supply of hydrogen could negatively affect our sales growth.

•
We anticipate engineering our products to run on fuel blends with a greater percentage of hydrogen. However, if we are unsuccessful or if there is an insufficient supply of hydrogen, our sales growth could be adversely affected.

•
If we are unable to attract and retain key employees and hire qualified management, technical, engineering, and sales personnel, our ability to compete and successfully grow our business could be harmed.

•
Our management has expressed substantial doubt about our ability to continue as a going concern without additional capital investment.

•
We have identified material weaknesses in our internal control over financial reporting and our information technology environment. We may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our combined consolidated financial statements. If we fail to remediate any material weaknesses or if we fail to establish and maintain effective control over financial reporting, investors may lose confidence in our ability to provide reliable and timely financial reports and the value of our common stock may decline.

•
At many of our customers’ oil production sites, we utilize the abundant associated gas that is otherwise flared as our primary input fuel. Should midstream infrastructure be put into place that allows the associated gas to be processed and transported to end markets, it would curtail our volume of input fuel for onsite power generation and adversely affect our costs or ability to meet the customer’s power generation demand.

•
Our largest stockholder, FPS, has a series of senior secured notes that are currently due in full at October 31, 2022, that if not extended or renegotiated, could cause FPS to sell shares of our common stock, which could adversely affect our stock price.

•
FPS’ Series B and Series B-1 Units have redemption rights that, if exercised, could cause FPS to sell shares of our common stock to pay for the redemption, which could adversely affect our stock price.

Corporate History, Contribution Transaction and SAFE Transaction
On April 2, 2008, FlexEnergy, LLC was initially formed in Delaware in connection with a contribution of certain thermal oxidizer technology assets. Assets related to the thermal oxidizer technology were later contributed to a wholly owned subsidiary, Flex Power Generation, Inc., and all of the outstanding shares of Flex Power Generation, Inc. were distributed to the stockholders of FEI as a special dividend on November 13, 2012.
On December 31, 2010, (i) FEI was converted from FlexEnergy, LLC, (ii) FlexEnergy Energy Systems, Inc. (“FEES”) was incorporated as a wholly owned subsidiary of FEI, and (iii) FEES purchased from Ingersoll Rand Energy Systems Corporation certain assets relating to the development, manufacture, sale and service of turbines.
On January 8, 2014, FEI, FlexEnergy Holdings, LLC and FlexEnergy Merger Sub, Inc. entered into an Agreement and Plan of Merger whereby (i) each then outstanding share of stock and stock option of FEI was converted into a corresponding ownership unit and ownership unit option of FlexEnergy Holdings, LLC, and (ii) FlexEnergy Holdings, LLC became the sole stockholder of FEI at that time.
On December 31, 2015, FPS was formed in Delaware in connection with the contributions of all of the outstanding shares of stock of FEI and all of the outstanding membership interests of FLPS. As a result of the associated transactions, FEI and FLPS became wholly owned subsidiaries of FPS.
On December 31, 2020, FGS was formed in Delaware. On or prior to the closing of this offering FPS intends to contribute all of its assets, which consist solely of 100% equity interests in FEI and FLPS, to FGS, which will result in FEI and FLPS becoming wholly owned subsidiaries of FGS. The diagram below shows our corporate structure after completion of the Contribution Transaction and the SAFE Transaction.
Following the completion of the Contribution Transaction and the SAFE Transaction, and assuming no exercise of the underwriters’ over-allotment exercise, the number of shares of common stock of FGS owned by FPS, RNS and TRF and thus outstanding prior to this offering will be        shares of common stock, assuming an offering price of $       per share of common stock, which is the midpoint of the range on the front cover of this prospectus. However, the precise number of shares of common stock owned by FPS, RNS and TRF as a result of the Contribution Transaction and the SAFE Transaction will differ if the actual initial offering price per share differs from this assumed price in order to preserve the value due to each holder. For example, if the initial offering price of common stock in this offering is (i) $       per share, which is the low point of the price range indicated on the front cover of this prospectus, we would issue        shares of common stock to FPS, and (ii) $       per share, which is the high point of the price range indicated on the front cover of this prospectus, we would issue        shares of common stock to FPS,      of which would be transferred to RNS and TRF in the SAFE Transaction. The following diagram assumes no exercise of the underwriters’ over-allotment option.

RNS Flex, LLC
(Delaware LLC)
TRF Platform Holdings, LLC
(Delaware LLC)
Common Stock
• ___% voting power
Common Stock
• ___% voting power
Investors in this offering
FlexEnergy Power Solutions, LLC
(Delaware LLC)
Common Stock
• ___% voting power
Common Stock
• ___% voting power
FlexEnergy Green Solutions, Inc.
(Delaware corporation)
Public Company
FlexEnergy, Inc.
(Delaware corporation)
Operating Subsidiaries
(100% directly or indirectly owned by the Issuer)
Flex Leasing Power & Service LLC
(Delaware LLC)
Flex Power Co.
(Delaware corporation)
FlexEnergy Energy Systems, Inc.
(Delaware corporation)
FlexEnergy Support Services, Inc.
(Delaware corporation)
Flex Leasing Power and Service ULC
(Alberta, Canada ULC)

Corporate Information
Our principal executive offices are located at 112 Corporate Drive, Portsmouth, NH 03801. Our telephone number is (603) 430-7000. The address of our website is www.flexenergy.com. The information on or that can be accessed through our website is not incorporated by reference into this prospectus, and you should not consider any such information as part of this prospectus or in deciding whether to purchase our common stock.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company
We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earlier of (1) the last day of the year following the fifth anniversary of the consummation of this offering, (2) the last day of the year in which we have total annual gross revenue of at least $1.07 billion, (3) the last day of the year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock held by non-affiliates exceeded $700,000,000 as of the last business day of the second fiscal quarter of such year or (4) the date on which we have issued more than $1 billion in non-convertible debt securities during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:
•
we are presenting herein only two years of audited combined consolidated financial statements and related management’s discussion and analysis of financial condition and results of operations;

•
we will avail ourselves of the exemption from the requirement to obtain an attestation report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002 (“Sarbanes Oxley”);

•
we will provide less extensive disclosure about our executive compensation arrangements; and

•
we will not be required to hold stockholder non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act.
We are also a smaller reporting company as defined under federal securities laws. We may continue to be a smaller reporting company so long as either (i) the market value of our stock held by non-affiliates is less than $250,000,000 or (ii) our annual revenue was less than $100,000,000 during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700,000,000. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. For so long as we remain a smaller reporting company, we are permitted to rely on exemptions from certain disclosure and other requirements that are applicable to other public companies that are not smaller reporting companies.
As a result, the information that we provide to our stockholders may be different than the information you might receive from other public reporting companies in which you hold equity interests.
Implications of Being a Controlled Company
After the Contribution Transaction and prior to the completion of this offering, FPS will own 100% of our common stock and, after completion of this offering, FPS will own approximately       % of our common stock (or       % if the underwriter exercises in full its option to purchase additional shares of our common stock from FPS). As a result, we will be a “controlled company” within the meaning of Nasdaq corporate governance standards because more than 50% of our voting common stock is owned by FPS. For further information on the implications of this distinction, see “Risk Factors – Risk Factors Relating to Ownership of Our Common Stock – We are a “controlled company” within the meaning of the rules of Nasdaq and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements.”

THE OFFERING
Common stock we are offering
       shares
Common stock to be outstanding immediately after this offering shares
Underwriters’ over-allotment option
The selling stockholder has granted the representative of the underwriters a 30 day option to purchase up to            additional shares of our common stock at a public offering price of $       per share.
Use of proceeds
We estimate that the net proceeds from the sale of the common stock in this offering will be approximately $      , based upon the initial public offering price of $       per share (which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus), after deducting the underwriting discount and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling stockholder.
The principal purposes of this offering are to increase our financial flexibility, create a public market for our common stock and to facilitate future access to the public equity markets for us and our stockholders. We currently intend to use the net proceeds from this offering for next generation product development, to expand our fleet to support our Energy-as-a-Service (“EaaS”) model, to expand our sales force, to pay down outstanding borrowings under our credit facility, for working capital and other general corporate purposes. We may use a portion of the net proceeds to acquire complementary businesses or technologies. However, we do not have agreements or commitments for any acquisitions at this time. See “Use of Proceeds” for additional information.
Dividend policy
We currently do not intend to declare or pay any cash dividends in the foreseeable future. Any determination to pay dividends on our capital stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on the terms of our financing arrangements, our financial condition, results of operations, capital requirements, general business conditions, contractual restrictions and other factors that our board of directors considers relevant. See “Dividend Policy” for additional information.
Risk factors
See “Risk Factors” beginning on page 13 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Proposed trading symbol
We have applied to Nasdaq to list our common stock under the symbol “FLXE”.
Lock-up
We and our directors, officers and principal stockholder have agreed with the underwriters not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our common stock or securities convertible into common stock for a period of 180 days after the date of this prospectus. See “Underwriting” for additional information.

The total number of shares of our common stock that will be outstanding after this offering excludes        shares of common stock reserved for future grant or issuance under our proposed 2021 Incentive Award Plan (“2021 Plan”), which will become effective in connection with the completion of this offering.
Except as otherwise indicated, all information in this prospectus assumes:
•
the completion of the Contribution Transaction;

•
no exercise by the underwriters of their over-allotment option to purchase additional shares; and

We estimate that we will issue             shares of our common stock in the Contribution Transaction based upon an initial public offering price of $       per share (which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus). A $1.00 increase (decrease) in the assumed initial public offering price of $       per share would increase (decrease) the number of shares of our common stock we estimate that we will issue in the Contribution Transaction by            . Assuming that the initial public offering price remains the same, an increase (or decrease) in the number of shares offered by us in this offering would not increase (or decrease) the number of shares we will issue in the Contribution Transaction.

SUMMARY HISTORICAL COMBINED CONSOLIDATED FINANCIAL DATA
FGS was formed in December 2020 and does not have historical financial data. The historical financial data presented in this prospectus is the historical combined consolidated financial data of FEI and FLPS, our wholly-owned subsidiaries upon completion of the Contribution Transaction. The summary historical financial data for the years ended December 31, 2020 and 2019 are derived from the audited combined consolidated financial statements of FEI and FLPS for those periods, which are included elsewhere in this prospectus. The summary historical financial data as of June 30, 2021 and for the six months ended June 30, 2021 and 2020 are derived from the unaudited condensed combined financial statements of FEI and FLPS for those periods, which are included elsewhere in this prospectus.
You should read this data together with the combined consolidated financial statements of FEI and FLPS and related notes, as well as the information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results.
	Years Ended December 31,		Six Months Ended June 30,
(in thousands)	2020	2019	2021	2020
			(unaudited)
Statement of Operations and Comprehensive Loss Data:
Revenue
Turbine leasing fleet	$17,838	$16,833	$7,272	$10,024
Turbine service on sold product	2,213	2,824	1,601	1,120
Manufactured product	3,276	5,716	1,276	1,658
Total revenue	$23,327	$25,373	$10,149	$12,802
Cost of revenue
Turbine leasing fleet (excluding depreciation of fleet turbines)	$4,884	$5,442	$2,967	$2,562
Turbine service on sold product	1,691	2,797	1,107	961
Manufactured product	5,789	9,531	2,530	3,458
Depreciation of fleet turbines	5,007	4,713	2,167	2,766
Total cost of revenue	$17,371	$22,483	$8,771	$9,747
Operating expenses
Selling, general and administrative	$11,826	$12,400	$6,759	$5,957
Research and development	120	237	67	75
Total operating expenses	$11,946	$12,637	$6,826	$6,032
Operating loss	$(5,990)	$(9,747)	$(5,448)	$(2,977)
Other income (expense)
Interest expense	$(1,114)	$(992)	$(539)	$(665)
Other income (expense), net	31	(159)	2,534	52
Total other income (expense), net	$(1,083)	$(1,151)	$1,995	$(613)
Loss before income taxes	$(7,073)	$(10,898)	$(3,453)	$(3,590)
Income tax expense	(31)	(7)	(178)	(4)
Net loss	$(7,104)	$(10,905)	$(3,631)	$(3,594)
Other comprehensive gain (loss), net of tax
Foreign currency translation adjustments	$443	$185	$209	$(213)
Total other comprehensive gain (loss), net of tax	$443	$185	$209	$(213)
Comprehensive loss	$(6,661)	$(10,720)	$(3,422)	$(3,807)
EBITDA	$1,114	$(3,712)	$751	$511
Adjusted EBITDA	$1,209	$(3,457)	$(1,189)	$546

	As of June 30, 2021 (unaudited)
(in thousands)	Actual	As Adjusted(1)
Balance Sheet Data
Cash	$667	$
Working capital(2)	$6,711	$
Total assets	$50,207	$
Line of credit	$22,963	$
Total liabilities	$31,825	$
Total stockholder’s equity	$18,382	$

(1)
On an as adjusted basis to give effect to the issuance and sale of        shares of our common stock in this offering at an assumed initial public offering price of $       per share (which is the midpoint of the price range set forth on the cover page of this prospectus after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option.

(2)
Working capital is defined as total current assets minus total current liabilities.

Non-GAAP Financial Measures
In addition to our financial results determined in accordance with generally accepted accounting principles (“GAAP”), we believe “EBITDA” and “Adjusted EBITDA”, non-GAAP measures, are useful in evaluating our operating performance. We use these financial measures to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe these non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding our performance by excluding facility relocation expenses, equity-based compensation, restructuring costs and forgiveness of the PPP loans, which are unusual or non-cash charges and thus not indicative of our historical business and results of operations or of our outlook. In particular, we believe that the use of Adjusted EBITDA is helpful to our investors as it is a metric used by management in assessing the health of our business and our operating performance. However, non-GAAP financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate similarly titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as a tool for comparison. A reconciliation is provided below for our non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measure and the reconciliation of this non-GAAP financial measure to its most directly comparable GAAP financial measure, and not to rely on any single financial measure to evaluate our business.
EBITDA and Adjusted EBITDA
We believe EBITDA and Adjusted EBITDA are key performance measures used by our management to assess our operating performance. Because Adjusted EBITDA facilitates internal comparisons of our historical operating performance on a more consistent basis, we use this measure for business planning purposes and in evaluating acquisition opportunities.
We calculate EBITDA as net income (loss), plus (i) depreciation and amortization expense, (ii) interest expense and (iii) income tax expense. We define Adjusted EBITDA as EBITDA plus or minus (i) equity-based compensation expense and (ii) certain non-cash charges and unusual or non-recurring charges or income that we do not view as representative of our ongoing operations.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA from the most comparable GAAP measure, net income (loss), for each of the years ended December 31, 2020 and 2019 and for the six months ended June 30, 2021 and 2020:
	Year Ended December 31,		Six Months Ended June 30, (unaudited)
(in thousands)	2020	2019	2021	2020
Net Loss	$(7,104)	$(10,905)	$(3,631)	$(3,594)
Depreciation and amortization	7,073	6,194	3,665	3,436
Interest expense, net	1,114	992	539	665
Provision for income taxes	31	7	178	4
EBITDA	$1,114	$(3,712)	$751	$511
One-time non-operating facility relocation expenses(1)	25	185	301	—
Restructuring charges	—	—	101	—
PPP loan forgiveness	—	—	(2,378)	—
Equity-based compensation	70	70	36	35
Adjusted EBITDA	$1,209	$(3,457)	$(1,189)	$546

(1)
Represents non-recurring out of pocket expenses incurred in moving our heat recovery-focused facility.

Some of the limitations of EBITDA and Adjusted EBITDA include (i) these non-GAAP measures do not properly reflect capital commitments to be paid in the future, and (ii) although depreciation and amortization are non-cash charges, the underlying assets may need to be replaced and EBITDA and Adjusted EBITDA do not reflect these capital expenditures. Our non-GAAP measures may not be comparable to similarly titled measures of other companies because they may not calculate them in the same manner as we calculate, the measure, limiting its usefulness as a comparative measure. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we will incur expenses similar to the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these expenses or any unusual or non-recurring items. EBITDA and Adjusted EBITDA should not be considered as an alternative to loss before benefit from income taxes, net loss, earnings per share, or any other performance measures derived in accordance with U.S. GAAP. When evaluating our performance, you should consider adjusted our non-GAAP measures alongside other financial performance measures, including our net loss and other GAAP results.

RISK FACTORS
The following section discusses material risks and uncertainties that could adversely affect our business and financial condition. Investing in our common stock involves substantial risks. You should carefully consider the following risk factors, as well as all of the other information contained in this prospectus, including “Management’s Discussion and Analysis of the Financial Condition and Results of Operations” and the combined consolidated financial statements and related notes thereto included elsewhere in this prospectus, before deciding to invest in our common stock. Additional risks and uncertainties that we are unaware of may also become important factors that adversely affect our business. The occurrence of any of the following risks, or additional risks that we are unaware of, could adversely affect our business, strategies, prospects, financial condition, results of operations and cash flows. In that case, the market price of our common stock could decline, and you could lose all or part of your investment.
Risk Factors Relating to our Business and Industry
If we fail to retain existing customers, derive revenue from existing customers consistent with historical performance or acquire new customers cost-effectively, our business could be adversely affected. We are subject to substantial customer concentration.
Our success, and our ability to increase revenues and operate profitably, depends in part on our ability to retain and keep existing customers engaged so that they continue to purchase or lease equipment from us, and to acquire new customers cost-effectively. We intend to continue to expand our customer base as part of our growth strategy. If we fail to retain existing customers and to attract and retain new customers, our business, financial condition and results of operations could be adversely affected. Our two largest customers accounted for approximately 18% and 17% of total revenue for the six months ended June 30, 2021. Our two largest customers accounted for approximately 24% and 13% of total revenue for the six months ended June 30, 2020. In 2020, our three largest customers generated 23%, 14% and 10%, respectively, of our total revenue, and in 2019, our largest customer generated approximately 28% of our total revenue. Two customers accounted for 33% and 15%, respectively of our accounts receivable balance as of June 30, 2021. Two customers accounted for 15% and 14%, respectively, of our accounts receivable balance as of December 31, 2020. One customer accounted for 32% of our accounts receivable balance as of December 31, 2019. Accordingly, we are subject to customer concentration risk in the form of non-renewal of terminating lease contracts, which can be brought on by financial distress, aggressive pricing offers from our competitors, or merger and acquisition activity that is beyond our control. If one of our largest customers elects not to renew or extend existing lease contracts or insists upon price concessions, we could realize a substantial loss of lease revenue from a single customer until the point where we can identify new opportunities to redeploy these available turbine units elsewhere, which could adversely affect our business, financial condition and results of operations. In certain instances we face the financial burden of de-installation, transportation and cost of redeployment.
The volatility in the price of oil affects the growth rate of new oil wells coming online. This commodity price volatility may adversely affect the demand for our products and services and negatively impact our results of operations.
The majority of our turbines since inception have been deployed in the oil and gas (“O&G”) sector to oil production sites requiring onsite power generation. Our addressable market in this sector is largely defined by the existing oil wells in production, along with new oil wells coming online. During the prolonged low price environment in 2016-2017, and more recently the sharp price decline beginning in a second low price environment between March 2020 and January 2021, we experienced reduced demand from our customer base for power generation equipment, resulting in a reduction in sales of new turbine units, and a decrease in our total lease deployment count. Significant decreases in the price of oil typically result in a reduction of the number of new wells coming online in a given time period, which in turn decreases and/or defers the need for incremental power generation equipment over that time.

Our products involve a lengthy sales cycle, and we may not anticipate sales levels appropriately, which could adversely affect our results of operations.
A portion of our revenue and associated production volume in a given quarter and year comes from turbines we sell outright to our customers as a capital purchase. The sale of our turbine products typically involves a significant commitment of capital by customers, which can result in typical delays associated with large capital expenditures. Delays for placing purchase orders can come from a number of sources, including an extensive review of all competing sources of self-generation, the need to procure outside financing, and delays and uncertainties imposed from the local utilities regarding interconnect permitting requirements. For these and other reasons, the sales cycle associated with our products can be lengthy and subject to a number of significant risks over which we have little or no control. We plan our production and inventory levels based on internal forecasts of customer demand, which is highly unpredictable and can fluctuate substantially. If sales in any period fall significantly below anticipated levels, our financial condition, results of operations and cash flow would suffer.
We have limited operating history with our line of heat recovery products and, as a result, if our estimates of product efficacy, maintenance and repair costs or useful life are inaccurate our business and financial results could be harmed.
Although our heat recovery technology has historically been an important element of our turbines, the external sale of our heat recovery products independently from our turbines began in 2017 and therefore we do not have a long operating history with these products. As a result, we do not have sufficient historical data to prove efficacy and maintenance and repair costs over a long period of use and any estimates regarding long-term product life or repair and replacement costs may prove to be incorrect. If incorrect, we may incur additional design and product development costs to achieve desired product performance.
Additionally, we have sold heat exchangers to only a limited number of customers. In order for our heat recovery products to achieve broader market acceptance, we will need to further develop these products, produce them in large quantities cost effectively, and market and sell them in greater quantities. If we are unsuccessful, our profitability will be adversely affected.
The majority of turbines we sell or lease currently run with natural gas as the primary input fuel. As a fossil-fuel based solution, natural gas power generation products are subject to a heightened risk of regulation and to changes in our customers’ energy procurement policies.
The production of CO2 has been shown to be a contributing factor to global climate change. Our turbines running on natural gas do produce CO2. As such, we may be negatively impacted by CO2 related changes in applicable laws, regulations, ordinances, rules, or the requirements of the incentive programs on which we and our customers currently rely. Changes (or a failure to recognize the benefit of our technology as one means to maintain reliable and resilient electric service with a lower greenhouse gas emission profile) in any of the laws, regulations, ordinances, or rules that apply to our installations and new technology could make it illegal or more costly for us or our customers to install and operate our gas turbines on particular sites, thereby negatively affecting our ability to deliver cost savings to customers, or we could be prohibited from completing new installations or continuing to operate existing projects. Certain municipalities in California have already banned the use of distributed generation products that utilize fossil fuel. Additionally, our customers’ and potential customers’ energy procurement policies may prohibit or limit their willingness to procure gas turbines. Our business prospects may be negatively impacted if we are prevented from completing new installations or our installations become more costly as a result of laws, regulations, ordinances, or rules applicable to our gas turbines, or by our customers’ and potential customers’ energy procurement policies.
We currently rely on a limited number of suppliers for certain parts and equipment to build our products and we may not be able to find replacements or immediately transition to alternative suppliers, which could adversely affect our business, financial condition and results of operation.
We currently rely on a limited number of suppliers, and in some instances, a single supplier, for certain equipment and components to build our products. If demand for the equipment or components necessary to build our products increases or our suppliers face financial distress or bankruptcy, they may not be able to provide the equipment or components on schedule or at current prices. For example, steel is the principal raw material used in manufacturing our systems. The price of steel has historically fluctuated on a cyclical basis and has often depended on a variety of factors which we have no control over. If our suppliers are unable to provide the raw materials and components needed to build our products on schedule or at current prices, we may need to seek other suppliers, which may adversely affect our revenues or increase our costs.
In order to reduce manufacturing lead times and ensure adequate component supply, we enter into agreements with certain suppliers that allow them to procure inventories based upon certain criteria. Due to the complexity of some of our components, we may not timely find alternate suppliers, if at all. If we fail to accurately anticipate customer demand, an oversupply of parts could result in excess or obsolete inventories, which could adversely affect our business. Additionally, if we fail to correctly anticipate our internal supply requirements, an undersupply of parts could limit our production capacity. Our inability to meet volume commitments with suppliers could affect the availability or pricing of our parts and components. A reduction or interruption in supply, a significant increase in price of one or more components or a decrease in demand of products could adversely affect our business and operations and could adversely affect our customer relationships. Financial problems of suppliers on whom we rely could limit our supply of components or increase our costs.
In addition, suppliers may de-prioritize our orders if another larger customer places orders with them. Due to our volume of purchases, we typically are unable to take advantage of any bulk volume pricing. Also, we cannot guarantee that any of the parts or components that we purchase will be of adequate quality or that the prices we pay for the parts or components will not increase. Inadequate quality of products from suppliers could interrupt our ability to supply quality products to our customers in a timely manner. Additionally, defects in materials or products supplied by our suppliers that are not identified before our products are placed in service by our customers could result in higher warranty costs and damage to our reputation. We also outsource certain of our components internationally, which may subject us to delays in delivery because of regulations associated with the import/export process, delays in transportation or regional instability.
We have cash payments due under FEI incentive plans on January 1, 2023 and January 1, 2026, which might require us to use funds that we would otherwise use for other purposes, such as operations, growth or distribution.
Our subsidiary, FEI, has a 2013 Equity Incentive Plan (the “2013 Plan”) that provides cash payment awards. The payments under the 2013 Plan have been frozen and there will be no further grants made under the 2013 Plan. Under the 2013 Plan, an aggregate payout of $0.6 million is due to the participants on the earlier of January 1, 2023 or a Change of Control (as defined in the 2013 Plan). FEI also has a 2016 Target Incentive Plan (the “2016 Plan”) that provides for fixed potential cash payouts totaling $3.2 million. The payments under the 2016 Plan are only due to the participants if a Change in Control (as defined in the 2016 Plan) that constitutes a Qualifying Sale (as defined in the 2016 Plan) occurs on or before the earlier of January 1, 2026 or a Termination Transaction (as defined in the 2016 Plan). If payments are due under the 2016 Plan, they must be paid within 60 days after the Change in Control (as defined in the 2016 Plan) that constitutes a Qualifying Sale (as defined in the 2016 Plan). At the time these payments come due, we may have more pressing needs for this cash, such as working capital, debt reduction or investment in growth and expansion. Use of this cash to make these payouts at inopportune times could impede our growth and stress our cash position, adversely affecting our results of operations. Our obligations to pay the amounts may also reduce the proceeds otherwise payable to our stockholders in the event of or following a Change of Control (as defined in the 2013 Plan) or a Change in Control (as defined in the 2016 Plan).
We are exposed to the credit risk of our customers, and any material nonpayment or nonperformance by our customers could adversely affect our financial results.
During times of significant oil price shocks or sustainably low oil prices, some of our leasing customers face significant financial hardship whereby it becomes increasingly difficult to stay current with the monthly operating payments for the provision of our services. Likewise, our C&I customers have varying levels of financial strength. In cases where C&I customers opt to make the capital invested into a self-generation project, the required investment can be substantial relative to the business’ operations and revenue base, and in many cases it requires outside financing to be secured. This can result in delays and nonperformance in our customers’ ability to make the agreed scheduled progress payment against the executed purchase order, production build and delivery of our gas turbines going towards the self-generation project.
Further, our heat recovery modules are custom designed to meet the specific operating requirements and specific performance goals of our customers. With this customization comes inherent risk of designing a solution specific to a given customer since there is very little secondhand value in the finished product should the customer be unable to pay on time or in full. The typical production cycle between purchase and completion and delivery of a module can be six to eighteen months, with defined payment milestones. Should a customer face financial hardship over the course of this long build cycle, we may incur financial losses should milestone payments not be made on time or loss of revenue should the customer not be able to make full payment and take delivery of the finished heat exchanger module.
Our credit procedures and policies may not be adequate to fully reduce customer credit risk. If we are unable to adequately assess the creditworthiness of existing or future customers or unanticipated deterioration in their creditworthiness, any resulting increase in nonpayment or nonperformance by them and our inability to re-market or otherwise use our equipment could adversely affect our financial results.
Variations in the spread between available fuel for self-power generation and otherwise available electricity prices, may adversely affect our revenue, profitability, cash flows and growth.
Our economic value proposition to our C&I customers is premised on the financial savings they would achieve by self-generating a portion of the electricity and heat that they would otherwise receive from their utilities. This value proposition is subject to risk in at least three ways:
First, our turbine products typically run on natural gas as the input fuel. Unless our units are run on available, waste gas or some alternative fuel source (e.g. propane or hydrogen), an increase in the price of natural gas will produce less cost savings for our customers. Therefore, the economic value of our power generation products depends largely on the spread between natural gas fuel and electricity prices or other alternative distributed generation solutions. While electricity rates have historically increased steadily every year in most states in the U.S., declining electric utility rates would adversely affect the savings produced by self-generation by increasing the payback period for customers who invest the upfront capital in their onsite generation plant. Similarly, increased prices or greater variability in the price of natural gas could adversely affect the predicted cost savings of a self-generation project and, due in part to the unpredictable nature of the cost savings, could cause our customers to forego the investment into producing their own onsite energy.
Second, electric utilities could offer rate reductions to its C&I customers, in response to the competition from distributed energy solutions, including from us. If electric utilities offer price concessions that result in lower or more predictable utility bills over time, C&I customers may find that the cost savings generated by our products may be less than the cost savings generated by these price concessions.
Third, we compete with alternative distributed generation solutions, including gas-fueled engines, gas-fueled fuel cells and renewable sources of energy such as wind and solar power. If the cost of alternative distributed generation solutions decline in the future, particularly for baseload distributed energy solutions such as the pairing of intermittent solar power and battery storage solutions, then the potential cost savings produced by these alternative distributed generation solutions could be greater than the potential cost savings products by our products.
Utility companies may resist the adoption of distributed generation and could impose customer fees or interconnection requirements on our customers that could make our products less desirable.
Electric utilities may impose measures that make it more difficult for its customers to decrease their reliance on the utility by self-generating a portion of its energy. The vast majority of our customers who utilize our gas turbines for self-generation for a portion of their baseload power still rely on the utility for additional power supply in a given month. The local electric utility may impose “departing load,” “standby,” or other charges, including power factor charges, on our customers in connection with their acquisition of our gas turbines, the amounts of which are outside of our control and which may have a material impact on the economic benefit of our gas turbines to our customers.
In some instances, an interconnect permit is required at the outset of the project installation. Based on the varying requirements of the local utilities around interconnection, the associated cost and timing can be unpredictable and in some cases unviable for the self-generation project to move forward into operation.
The distributed generation market is highly competitive. Competing solutions for distributed energy include renewables such as solar, wind and storage, gas-fired reciprocating engines, fuel cells and other gas turbines, any or all which might be perceived as superior to our technology, for economic, ecological or other reasons.
Within our O&G addressable market, we face competition from other technologies that can provide remote, onsite power in what is typically an off-grid application. The most direct competition to our oilfield leasing solution are regional rental businesses that own and operate a fleet of diesel and gas reciprocating engines. Competing rental companies include Gravity, Baseline, Mesa, Moser and Aggreko. The OEM equipment providers of these engines are large, well established companies such as Caterpillar, Cummins, MAN and Doosan. While we believe we have a differentiating and superior technology in our proprietary turbine technology for various remote oilfield power applications, competing rental companies in partnership with their large engine OEM providers have extensive manufacturing, field service and financial resources that creates intense competition in the form of large available supply capacity and highly competitive pricing to our customer base.
Within our CHP addressable market for the C&I sector, we face intense competition from a wide variety of distributed generation sources that can allow businesses to self-generate a portion of their energy demand. These competing solutions include diesel and gas-fueled reciprocating engines, fuel cells and other small-scale gas turbines. They also include intermittent renewable energy such as solar and wind power, which traditionally cannot provide 24/7 baseload power to commercial and industrial customers. However, the adoption of battery storage technology paired with intermittent renewables could emerge as a viable and proven baseload self-generation solution in the future and could thus become direct competition to our baseload energy solution. Our competitors include several well-known companies that have substantially greater resources than we do and have established manufacturing and global field service organizations.
Our failure to adequately protect our intellectual property rights could impair our ability to compete effectively or defend ourselves from litigation, which could harm our business, financial condition, and results of operations.
Our success depends, in part, on our ability to protect our intellectual property. We rely primarily on patent, trademark, and trade secret laws, as well as confidentiality and non-disclosure agreements, and other contractual protections, to protect our technologies and proprietary know-how, all of which offer only limited protection. The steps we have taken to protect our intellectual property rights may not be adequate to prevent the misappropriation, infringement, or other violation of our proprietary information or intellectual property rights, and our ability to prevent misappropriation, infringement, or other violation is uncertain, particularly in countries outside of the U.S.
We have nine issued U.S. patents (expiring generally between 2021 and 2037), 15 patents issued in foreign countries (expiring generally between 2024 and 2037), and two patent applications in process, with one patent application pending in the U.S. and one patent application pending internationally. There can be no assurance that any of these patent applications will issue as granted patents, and even if they do issue, the patent claims may be insufficient to prevent third parties from utilizing our technologies. We cannot assure you that the scope of the rights granted to us will be meaningful or provide us with any commercial advantage. The failure of our patents to adequately protect our technology might make it easier for our competitors to offer similar products or technologies. Further, our foreign patent protection is less comprehensive than our U.S. patent protection and may not protect our intellectual property rights in some countries where our products are sold or may be sold in the future. Many U.S.-based companies have encountered substantial third-party intellectual property infringement in foreign countries. Even if foreign patents are granted, effective enforcement in foreign countries may not be available. We have ceased using certain of our patents that we no longer view as being useful.
We believe that the success of our business depends more on proprietary technology, information and processes, and know-how than on our patents or trademarks. Much of our proprietary information and technology related to manufacturing processes is not patented and may not be patentable. As such, we generally rely on trade secret protection with respect to our processes and software. While we believe our technology is difficult to reverse engineer, we cannot assure you that our competitors will not be able to do so.
In addition, we also rely on contractual protections with our customers, suppliers, distributors, employees, and consultants, and we implement security measures designed to protect our trade secrets and know-how. However, we cannot assure you that we have entered into these agreements with every such party, that these contractual protections and security measures will not be breached, that we will have adequate remedies for a breach, or that our customers, suppliers, distributors, employees, or consultants will not assert rights to intellectual property or damages arising out of these contracts.
We may in the future need to initiate infringement claims or litigation in order to try to protect or enforce our intellectual property rights. Litigation, whether we are a plaintiff or a defendant, can be expensive and time-consuming and may divert the efforts of our management and other personnel, which could harm our business, whether or not the litigation results in a determination favorable to us. Litigation also puts our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. Further, any enforcement of our patents or other intellectual property may provoke third parties to assert counterclaims against us. If we are unable to meaningfully protect our proprietary rights or if third parties independently develop or gain access to our or similar technologies, our business, financial condition, results of operations, reputation, and competitive position could be harmed.
Our products are exposed to operating conditions that may require us to repair and replace critical components ahead of their scheduled replacement cycle, which adds cost that we must cover under the terms of our purchase warranties, service care contracts and leasing contracts.
As our fleet of rental equipment ages, the cost of maintaining that equipment, if not replaced within a certain period of time, generally increases. Determining the optimal age for our rental fleet equipment is subjective and requires considerable estimates by management. We have made estimates regarding the relationship between the age of our rental fleet equipment, and the maintenance and repair costs, and the market value of used equipment. Our future operating results could be adversely affected because our maintenance and repair costs may be higher than estimated and market values of used equipment may fluctuate.
In addition, our products are exposed to operating conditions that may require us to repair and replace critical components ahead of scheduled replacement times, which increases our operating costs. We are required by our service care contracts, leasing contracts, and product warranty to repair and replace these components if they are covered by the terms of the applicable contract or warranty and we incur the full costs of repair or replacement. While we have improved our products with each successive generation and while our service care and leasing contracts have restrictions on misuse of our products, there is no guarantee that these maintenance and repair costs will consistently be at or below budgeted amounts.
Our turbine products use inherently dangerous, flammable fuels, and operate at high temperatures and speeds, each of which could subject our business to product liability claims.
Our business exposes us to potential product liability claims that are inherent in products that operate at high temperatures and/or speeds or use hydrogen. Our products utilize fuels such as natural gas. The fuels we use are combustible and may be toxic. In addition, our turbine products operate at high voltage, temperatures, speeds, and pressure and also use corrosive material, which could expose us to potential liability claims. Although we have incorporated a robust design and redundant safety features in our turbine products, we cannot guarantee that there will not be accidents. Any accidents involving our products or other hydrogen-using products could materially impede widespread market acceptance and demand for our products. In addition, we might be held responsible for damages beyond the scope of our insurance coverage. We also cannot ensure you that we will be able to maintain adequate insurance coverage on acceptable terms.
We anticipate engineering our products to run on fuel blends with a greater percentage of hydrogen. However, if we are unsuccessful or if there is an insufficient supply of hydrogen, our sales growth could be adversely affected.
We believe our turbines can currently run on a fuel blend comprising up to 30% hydrogen, and we plan to engineer our turbines to accept fuel blends containing higher percentages of hydrogen, including accepting only hydrogen. As such, we are currently dependent upon, and in the future expect to be more dependent upon, the availability of cost-effective hydrogen fuel blends for the profitable commercialization of our products and services. If these fuels are not readily available or if their prices are such that energy produced by our products costs more than energy provided by other sources, then our products could be less attractive to potential users and our products’ value proposition could be negatively affected. There may be an insufficient supply of hydrogen for this market that could negatively affect our sales and deployment of our products and services. In addition, while we believe we have the engineering capabilities to succeed in developing and manufacturing turbines that can accept only hydrogen as a fuel source, we are unable to adequately forecast the timing and cost requirements in order to sell these products to our customers. We may also ultimately be unable to develop and manufacture products that are suitable for customers. There can be no assurances that we achieve market acceptance of these products, or that products and technologies developed by others will not render our products or technologies obsolete or uncompetitive.
Our field service operations are subject to environmental and occupational health and safety laws and regulations, as well as safety requirements outlined in customer MSAs, that may expose us to material costs and liabilities.
Many of our oilfield customers require us to execute their Master Service Agreement (“MSA”) before entering into any leasing or service care contracts. These MSAs and other agreements typically require that we follow strict safety protocol while conducting onsite operations, maintain sufficient insurance levels, and in some cases agree to a maximum amount of liquidated damages. In addition to the environmental and safety requirements of our customers, we must also adhere to federal, state and local environmental and safety measures across our field service operations. Environmental laws impose obligations and liability for the cleanup of properties affected by hazardous substance spills or releases. These liabilities can be imposed on the parties generating or disposing of such substances or the operator of the affected property, often without regard to whether the owner or operator knew of, or was responsible for, the presence of hazardous substances. Accordingly, we may become liable, either contractually or by operation of law, for remediation costs even if a contaminated property is not currently owned or operated by us, or if the contamination was caused by third parties during or prior to our ownership or operation of the property.
We may not be in strict compliance with all federal, state and local environmental and occupational health and safety laws and regulations at all times. We are subject to potentially material civil or criminal fines or penalties if we fail to comply with any of these requirements. We have made and will continue to make capital and other expenditures in order to comply with these laws and regulations. However, the requirements of these laws and regulations are complex, change frequently, and could become more stringent in the future. It is possible that these requirements will change or that liabilities will arise in the future in a manner that could adversely affect our business, financial condition and results of operations.
If we are unable to attract and retain key employees and hire qualified management, technical, engineering, and sales personnel, our ability to compete and successfully grow our business could be harmed.
We believe that our success and our ability to reach our strategic objectives are highly dependent on the contributions of our key management, technical, engineering, and sales personnel, including Mark Schnepel, our President and Chief Executive Officer, Wes Kimmel, our Chief Financial Officer, and Doug Baltzer, our Chief Commercial Officer. This executive management team has been primarily responsible for determining the strategic direction of our business and for executing its growth strategy and is integral to our brand, culture, product development and the reputation it enjoys with suppliers, distributors, customers and business partners. In particular, Mr. Schnepel’s involvement in the development and redesign of the turbine is a key component of our technological durability. In addition, Mr. Schnepel and Mr. Baltzer are the primary sales and marketing contacts for our customers.
We cannot assure you that we will be able to successfully attract and retain senior leadership necessary to grow our business. Furthermore, there is increasing competition for talented individuals in our field. Any such departure could be viewed in a negative light by investors and analysts, which may cause the price of our common stock to decline. The loss of the services of any of our key employees could disrupt our operations, delay the development and introduction of our products and services and negatively impact our business, relationship with key customers and suppliers, branding, creative strategies, prospects, and operating results, as we may not be able to find suitable individuals to replace them on a timely basis, if at all. We do not currently carry key-person life insurance for any of our management team.
Our management has expressed substantial doubt about our ability to continue as a going concern without additional capital investment.
The combined consolidated financial statements have been prepared as though we will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. We have incurred operating losses and negative cash flows from operations since inception. As of June 30, 2021, we had an accumulated deficit of approximately $136.1 million. Management expects to continue to incur operating losses and negative cash flows from operations for the remainder of 2021. We have financed our operations to date with proceeds from equity infusions from FPS and drawing down on our credit facility.
If we are unable to successfully complete this offering, we will need to create alternate financing or operational plans to continue as a going concern. There can be no assurance that such alternate financing, if available, can be obtained on acceptable terms. If we are unable to obtain such alternate financing, future operations would need to be scaled back or discontinued.
Accordingly, these factors raise substantial doubt about our ability to continue as a going concern within one year after the date the combined consolidated financial statements are issued. The combined consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern.
We might not be able to utilize a significant portion of our net operating loss carryforwards and research and development tax credit carryforwards.
As of June 30, 2021, we had significant U.S. federal and state net operating loss (“NOL”) carryforwards and U.S. federal and state research and development tax credit carryforwards. These net operating loss and U.S. federal tax credit carryforwards could expire unused and/or be unavailable to offset future income tax liabilities. In addition, under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income may be limited. We performed a Section 382 analysis as of December 31, 2020 to determine if an ownership change has occurred. It has been preliminarily determined that ownership changes occurred under these rules, and an annual limitation on the use of pre-ownership change NOL carryforwards and certain other losses and/or credits has been applied. The preliminary analysis indicates $48.4 million of federal net operating loss carryforwards as of December 31, 2020 will expire unutilized. In addition, we may experience ownership changes in the future as a result of subsequent shifts in our stock ownership, some of which may be outside of our control and which could further limit our ability to utilize NOL carryforwards.
On March 27, 2020, the CARES Act was signed into law as a result of the COVID-19 pandemic. The new legislation includes a number of income tax provisions applicable to individuals and businesses. In addition, governments around the world have enacted or implemented various forms of tax relief measures in response to the economic conditions in the wake of the COVID-19 pandemic. Although, due to our historical net operating losses incurred in the U.S., the CARES Act did not have a material impact on our combined consolidated financial statements as of December 31, 2020 and June 30, 2021, we continue to examine the elements of the CARES Act and other changes in tax laws and regulations and the impact they may have on us in the future.
Our operating history is characterized by net losses. We anticipate further losses and we may never become profitable.
Since inception, we have incurred annual operating losses. We expect this trend to continue until we can sell a sufficient number of units and achieve a cost structure to become profitable. We have made, and expect to continue making, significant investments to further develop and expand our technology suite and broaden our product base. These investments may not result in increased revenue or growth on a timely basis or at all. Even if we do achieve profitability, we may be unable to increase our sales and sustain or increase our profitability in the future.
Our rental fleet is subject to residual value risk upon disposition.
The market value of any given piece of rental equipment could be less than its depreciated value at the time it is sold. The market value of used rental equipment depends on several factors, including:
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the market price for new equipment of a like kind;

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wear and tear on the equipment relative to its age;

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the time of year that it is sold (prices are generally higher during the construction season);

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worldwide and domestic demands for used equipment;

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the supply of used equipment on the market; and

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general economic conditions.

We include in operating income the difference between the sales price and the depreciated value of an item of equipment sold. We cannot assure you that used equipment selling prices will not decline. Any significant decline in the selling prices for used equipment could adversely affect our business, financial condition, results of operations or cash flows.
We have identified material weaknesses in our internal control over financial reporting and our information technology environment. We may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our combined consolidated financial statements. If we fail to remediate any material weaknesses or if we fail to establish and maintain effective control over financial reporting, investors may lose confidence in our ability to provide reliable and timely financial reports and the value of our common stock may decline.
Pursuant to Section 404 of Sarbanes Oxley, we will in the future be required to include in our annual reports on Form 10-K our assessment of the effectiveness of our internal controls over financial reporting. This assessment will include disclosure of any material weaknesses identified by our management in our internal controls over financial reporting. We may in the future identify material weaknesses in our internal controls over financial reporting that we have not discovered to date. If we cannot adequately maintain the effectiveness of our internal controls over financial reporting, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC. Any such action could adversely affect our financial results and the market price of our securities.
As a private emerging growth company, we have not been required to document and test our internal controls over financial reporting nor was our management required to certify the effectiveness of internal controls and our auditors were not required to opine on the effectiveness of their internal control over financial reporting. Ensuring that we have adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis is a costly and time-consuming effort. Our accounting and finance department is small, with limited expertise in the areas of financial reporting and SEC requirements. Thus, we have a need for additional resources within the accounting and finance functions due to the requirement to produce timely financial information and to ensure the level of segregation of duties customary for a U.S. public company. We have identified material weaknesses in our internal financial and accounting controls and procedures, including an insufficient complement of resources with an appropriate level of accounting knowledge, experience and training commensurate with our structure and financial reporting requirements and ineffective information technology controls related to access security, segregation of duties and governance of financial systems. Furthermore, we do not have a formal risk assessment or fraud risk assessment and therefore, have not designed controls to mitigate risks to the business. We have assessed the deficiencies in controls and have concluded that we need to implement an enterprise resource planning information management system to provide for greater depth and breadth of functionality and effectively manage our business data, communications, supply chain, order entry and fulfillment, inventory and warehouse management, financial reporting and other business processes. Further, we have identified the need to implement additional information technology systems to ensure that an authorized user can only access privileges necessary to perform his or her assigned duties and prevent improper segregation of duties. The actions we have taken and plans we expect to pursue are subject to continued implementation, subject to the availability of qualified professionals. While we have plans to remediate these weaknesses, we cannot assure you that we will be able to do so.
Even after establishing internal controls, our management does not expect that our internal controls ever will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. No evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within our company will have been detected. Our failure to remediate the material weaknesses identified above or the identification of additional material weaknesses in the future, could adversely affect our ability to report financial information, including our filing of quarterly or annual reports with the SEC on a timely and accurate basis. Moreover, our failure to remediate the material weakness identified above or the identification of additional material weaknesses could prohibit us from producing timely and accurate financial statements, which may adversely affect our the market price of shares of our common stock and we may be unable to maintain compliance with Nasdaq listing requirements.
We need to implement an Enterprise Resource Planning (“ERP”) system. Significant additional costs, cost overruns and delays in connection with the implementation of an ERP system may adversely affect results of operations.
We do not have a current ERP system and we are in the process of implementing one company-wide. This is a lengthy and expensive process that will result in a diversion of resources from other operations. Any disruptions, delays or deficiencies in the design and/or implementation of the new ERP system, particularly any disruptions, delays or deficiencies that impact operations, could adversely affect our ability to run and manage our business effectively.
The implementation of an ERP system has involved and will continue to involve substantial expenditures on system hardware and software, as well as design, development and implementation activities. There can be no assurance that other cost overruns relating to the ERP system will not occur. Our business and results of operations may be adversely affected if we experience operating problems, additional costs, or cost overruns during the ERP implementation process.
At many of our customers’ oil production sites, we utilize the abundant associated gas that is otherwise flared as our primary input fuel. Should midstream infrastructure be put into place that allows the associated gas to be processed and transported to end markets, it would curtail our volume of input fuel for onsite power generation and adversely affect our costs or ability to meet the customer’s power generation demand.
The increased annual volumes of flaring recorded in the upstream O&G industry in recent years is in large part due to oil production – and the byproduct associated petroleum gas that comes from oil production – outpacing the ability to build the appropriate amount of midstream gas infrastructure required to gather, process and transport the associated petroleum gas to commercial markets. Should the substantial upfront investment be made to expand midstream gas infrastructure and in effect provide a greater outlet for the associated petroleum gas, it could curtail the supply of onsite fuel we use to power our customers’ operations and adversely affect our operating costs.
We focus geographically in areas of oil producing regions where grid power is unreliable, insufficient or absent altogether. The buildout and expansion of utility power over time may lead to certain customers opting to connect their production sites to utility power should it becomes available and sufficient to meet the onsite demand.
The demand for onsite power generation for oil production wells can be both temporary and long-term in nature. While often times we can provide power generation to a new wellsite more quickly than power can be made available to the wellsite from the local electricity grid, we face the threat of the utility grid expanding geographically over time to reach the wellsite power demand. Given the long-term nature of multi-well oil pads that can expect to produce oil for well over a decade, regional utilities may be incentivized to invest in transmission and distribution upgrades to their system in order to compete for the supply of power to these well sites.
Risk Factors Relating to Financing Matters
Our credit facility subjects FLPS and its subsidiaries to financial and other restrictive covenants. These restrictions may limit our operational or financial flexibility and could subject us to potential defaults under the credit facility. In addition, any default could result in foreclosure.
On February 8, 2019, FLPS entered into a senior secured revolving credit facility with Texas Capital Bank, National Association (“TCB”). We subsequently amended and restated our original revolving credit facility by entering into a Third Amendment to Credit Agreement, dated December 22, 2020 (“Credit Facility”) to add Flex Leasing Power and Service ULC, a Canadian unlimited liability company, an indirect wholly-owned subsidiary of FLPS (“FLPS Canada” and together with FLPS, the “Borrowers”) as an additional borrower. The commitment amount is for $30.0 million and borrowing availability is based on a borrowing base calculation of eligible assets and other conditions. Interest is defined based on a tiered leverage ratio and an applicable margin of (i) 1.50% to 2.00% above the base rate for base rate loans, or (ii) 2.50% to 3.00% above the adjusted Eurodollar rate for Eurodollar rate loans. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Liquidity and Capital Resources – Senior Secured Credit Facility.” As of June 30, 2021, borrowings outstanding under the Credit Facility amounted to $23.0 million.
The Credit Facility requires the Borrowers to make monthly interest payments. Should the Borrowers’ cash flow from operations be negatively impacted in a significant manner, they may not have sufficient cash available to cover interest payments, which would trigger an event of default unless otherwise cured. The Credit Facility matures on February 8, 2024 at which point the amount outstanding is due in full, unless the Borrowers refinance the Credit Facility prior to this date, which they may not be successful in executing. The Credit Facility is secured by a first priority lien on substantially all of the assets of the Borrowers, and guaranteed by FPS and Flex Power Co., a wholly-owned subsidiary of FLPS. If the Borrowers are unable to repay amounts outstanding under the Credit Facility, TCB could foreclose on the collateral granted thereunder to secure the indebtedness.
The Borrowers are subject to financial covenants of a maximum leverage ratio and minimum fixed charge coverage ratio to be tested quarterly. As of December 31, 2020 and as of March 31, 2021, the Borrowers’ leverage ratio was in excess of the maximum leverage ratio permitted under the Credit Facility. In connection with an exercise of the Borrowers’ equity cure right under the Credit Facility, TCB has waived any event of default with respect to this noncompliance. Should they fail to comply with the quarterly maintenance covenants, remedies would need to be implemented in order to avoid an event of default, including equity cure rights or a waiver by TCB, which we cannot guarantee will be granted. As of June 30, 2021, the Borrowers were in compliance with financial covenants. The Borrowers are also subject to certain negative covenants, including restrictions on their ability to incur additional indebtedness, create liens, pay dividends, make certain investments or material changes in their business, engage in transactions with affiliates, conduct asset sales or otherwise dispose of the Borrowers’ assets. These restrictions may limit their operational or financial flexibility and could lead to potential defaults under the Credit Facility, which could result in foreclosure. In anticipation of the Contribution Transaction and this offering, we are in the process of negotiating a modification to the Credit Facility. As part of this modification, we expect that FGS will become an additional guarantor with respect to the Credit Facility subject to the same obligations and restrictions applicable to FPS thereunder, but that FGS will not otherwise be subject to the covenants and restrictions applicable to the Borrowers.
The Borrowers are also subject to routine asset appraisal that factors into the borrowing base calculation of the Credit Facility. Should the Borrowers’ outstanding indebtedness exceed the borrowing base at any point in time, the amount of indebtedness in excess of the borrowing base will become due immediately, and the Borrowers may not have sufficient liquidity to make required repayment at that time.
Our substantial indebtedness could limit our opportunities for growth.
We have a significant amount of indebtedness outstanding. As of June 30, 2021, we had total outstanding indebtedness of approximately $23.2 million, consisting of $23.0 million outstanding under the Credit Facility with TCB and $0.2 million in capital lease obligations. As of June 30, 2021, there was borrowing availability under the Credit Facility of approximately $2.9 million.
Our substantial indebtedness could have important consequences. For example, it could:
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increase our vulnerability to general adverse economic, industry and competitive conditions;

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require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

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limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

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place us at a competitive disadvantage compared to our competitors that have less debt; and

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limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes.

We expect to use cash flow from operations and borrowings under the Credit Facility to meet our current and future financial obligations, including funding our operations, debt service and capital expenditures. Our ability to make these payments depends on our future performance, which will be affected by financial, business, economic and other factors, many of which we cannot control. Our business may not generate sufficient cash flow from operations in the future, which could result in our inability to repay indebtedness, or to fund other liquidity needs. If we do not have enough capital, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional debt or equity capital or restructure or refinance all or a portion of our debt, including the Credit Facility, on or before maturity. We cannot make any assurances that we will be able to accomplish any of these alternatives on terms acceptable to us, or at all. In addition, the terms of existing or future indebtedness, including the Credit Facility, may limit our ability to pursue any of these alternatives.
Variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.
Borrowings under the Credit Facility are at variable rates of interest and expose us to interest rate risk. As such, our results of operations are sensitive to movements in interest rates. There are many economic factors outside our control that have in the past and may, in the future, impact rates of interest including publicly announced indices that underlie the interest obligations related to a certain portion of our debt. Currently, a portion of our outstanding borrowings under the Credit Facility are borrowed at LIBOR plus an applicable margin and it is unclear how increased regulatory oversight and changes in the method for determining LIBOR may affect our results of operations or financial conditions. LIBOR is an interest rate benchmark used as a reference rate for a wide range of financial transactions, including derivatives and loans. In July 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop compelling banks to submit LIBOR rates after 2021. On November 30, 2020, ICE Benchmark Administration (“IBA”), the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom Financial Conduct Authority, announced plans to consult on ceasing publication of USD LIBOR on December 31, 2021 for only the one week and two month USD LIBOR tenors, and on June 30, 2023 for all other USD LIBOR tenors. While this announcement extends the transition period to June 2023, the United States Federal Reserve concurrently issued a statement advising banks to stop new USD LIBOR issuances by the end of 2021. At this time, no consensus exists as to what rate or rates may become accepted alternatives to LIBOR, and it is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR, whether LIBOR rates will cease to be published or supported before or after 2021 or whether any additional reforms to LIBOR may be enacted. At this time, we cannot predict the future impact of a departure from LIBOR as a reference rate. The expected discontinuation of LIBOR may require us to amend the Credit Facility. Also, factors that impact interest rates include governmental monetary policies, inflation, recession, changes in unemployment, the money supply, international disorder and instability in domestic and foreign financial markets. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our results of operations would be adversely impacted.
The agreement governing FPS’ Series B Preferred Units restricts our business and our ability to engage in certain corporate and financial transactions or in other businesses.
Under the terms of FPS’ Series B Preferred Unit issuance, FPS has agreed to certain covenants that our board believes restricts our ability to do business and enter into certain financial transactions, including restricting FPS’ and our ability to incur, guarantee or otherwise permit to exist any indebtedness for borrowed money that is senior in right of payment to the Series B Preferred Units other than senior indebtedness in an amount not to exceed $50.0 million. As of June 30, 2021, the amount of senior indebtedness (as defined therein) totaled approximately $48.5 million, thus limiting the amount of availability to approximately $1.5 million of additional senior indebtedness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Liquidity and Capital Resources – Series B and B-1 Preferred Equity at FlexEnergy Power Solutions, LLC.”
Risk Factors Relating to Ownership of Our Common Stock
Our largest stockholder, FPS, has a series of senior secured notes that are currently due in full at October 31, 2022, that if not extended or renegotiated, could cause FPS to sell shares of our common stock, which could adversely affect our stock price.
Since December 2015, FPS has entered into multiple funding rounds with the holders (the “FPS Noteholders”) of senior secured promissory notes issued by FPS (the “Notes”). As part of the Contribution Transaction, FPS will pledge its shares of FGS in favor of the FPS Noteholders and we will agree not to grant any further security interests in our or our subsidiaries’ assets, except for certain permitted encumbrances similar in nature to those permitted under the Credit Facility, without the prior written consent of FPS.
As of June 30, 2021, the total amount outstanding under the Notes was $25.5 million. All Notes are due and payable in full on October 31, 2022, unless extended or refinanced prior to this date, which FPS may not be successful in executing. If the Notes are not extended, refinanced or repaid prior to October 31, 2022, FPS may be forced to sell sufficient shares of our common stock to pay the amount outstanding under the Notes, which could cause the trading price of our common stock to decline significantly and possibly below the offering price. Similarly, if FPS is unable to repay the amount outstanding under the Notes, the FPS Noteholders could foreclose on and sell sufficient shares of our common stock to pay the amount outstanding under the Notes, which could cause the trading price of our common stock to decline significantly and possibly below the offering price.

FPS’ Series B and Series B-1 Units have redemption rights that, if exercised, could cause FPS to sell shares of our common stock to pay for the redemption, which could adversely affect our stock price.
FPS’ Series B Units may be called for redemption by the holders at any time by delivering written notice to FPS. The aggregate redemption price for FPS’ Series B Units is $37.2 million as of June 30, 2021. FPS’ Series B-1 Units may be called for redemption by the holders at any time by delivering written notice to FPS. The aggregate redemption price for FPS’ Series B-1 Units is $18.0 million as of June 30, 2021. Following a redemption notice, FPS must use commercially reasonable efforts, as soon as is reasonably possible, to redeem the Series B or Series B-1 Units, as applicable. If the holders of FPS’ Series B or Series B-1 Units exercise their redemption rights, FPS may be required to sell sufficient shares of our common stock (after the expiration of the lock-up period described in “Shares Eligible for Future Sale” and subject to Rule 144) to pay the redemption price. If not redeemed within 180 days, the Series B accrual rate of 12% and Series B-1 accrual rate of 8%, as applicable, incrementally increase by up to an additional 3%. If FPS sells substantial amounts of our common stock (for example, if all or large numbers of the Series B and Series B-1 Units are called for redemption) the trading price of our common stock could decline significantly and could decline below the offering price.
After this offering, voting control with respect to our company will remain concentrated in the hands of FPS. FPS will continue to be able to exercise significant influence on us.
Following the completion of the offering, FPS is expected to hold       % of our total outstanding common stock, or       % if the over-allotment option is exercised in full. As such, FPS will have significant control over the election of the members of our board of directors and thereby may significantly influence our policies and operations, including the appointment of management, future issuances of our common stock or other securities, the payment of dividends, if any, the incurrence or modification of debt, amendments to our amended and restated certificate of incorporation (“Certificate of Incorporation”) and our amended and restated bylaws (“Bylaws”), and the entering into of extraordinary transactions, and FPS’s interests may not in all cases be aligned with those of other stockholders.
In the event of a conflict between our interests and the interests of FPS, we have adopted policies and procedures, specifically a Code of Ethics and Business Conduct and, included in our Audit Committee Charter, a Related Party Transactions Policy, to identify, review, consider and approve these conflicts of interest. In general, if an affiliate of a director, executive officer or significant stockholder, including FPS, intends to engage in a transaction involving our company, that director, executive officer or significant stockholder must report the transaction for consideration and approval by our audit committee. However, there are no assurances that our efforts and policies to eliminate the potential impacts of conflicts of interest will be effective.
This concentrated control will limit your ability to influence corporate matters for the foreseeable future and potentially in perpetuity. This concentrated control could also discourage a potential investor from acquiring our common stock and might harm the market price of our common stock. We cannot predict whether this concentrated control will result in a lower or more volatile market price of our common stock or in adverse publicity or other adverse consequences.
We are a “controlled company” within the meaning of the rules of Nasdaq and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements.
Following the completion of this offering, FPS will continue to own in excess of 50% of the voting power of our outstanding share capital. As a result, we are a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under the rules of Nasdaq, a company of which more than 50% of the outstanding voting power is held by an individual, group or another company is a “controlled company” and is exempt from certain stock exchange corporate governance requirements, including:
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the requirement that a majority of the board of directors consists of independent directors;

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the requirement that a listed company have a nominating and governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

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the requirement that a listed company have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

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the requirement for an annual performance evaluation of the nominating and governance committee and compensation committee.

We currently have a board composed entirely of independent directors (for all purposes other than audit committee independence requirements) and thus our nominating and corporate governance and compensation committees are composed entirely of independent directors. If we decide to avail ourselves of any of the controlled company exemptions, you would not have the same protections afforded to stockholders of companies that are subject to all of the stock exchange corporate governance requirements.
Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management, and limit the market price of our common stock.
Provisions in our Certificate of Incorporation and Bylaws, as well as provision of the DGCL, may have the effect of delaying or preventing a change of control or changes in our management. Our Certificate of Incorporation and Bylaws include provisions that:
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authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights, and preferences determined by our board of directors that may be senior to our common stock;

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once FPS no longer holds at least 50% of the voting power of the Company, require that any action to be taken by our stockholders be effectuated at a duly called annual or special meeting and not by written consent;

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specify that special meetings of our stockholders can be called only by our board of directors, the Chairman of our board of directors, or our Chief Executive Officer;

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establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

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prohibit cumulative voting in the election of directors;

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provide that vacancies on our board of directors may be filled by a majority of directors then in office, even if less than a quorum; and

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once FPS no longer holds at least 50% of the voting power of the Company, require the approval of our board of directors or the holders of at least 66 2/3% of our outstanding shares of capital stock to amend our Bylaws and certain provisions of our Certificate of Incorporation.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. Any delay or prevention of a change of control transaction or changes in our management could cause our stock price to decline.
For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.
We are classified as an “emerging growth company” under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things: (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of Sarbanes Oxley; (ii) comply with any new requirements if adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; (iii) provide certain disclosures regarding executive compensation required of larger public companies; or (iv) hold nonbinding advisory votes on executive compensation. In addition, since we are an emerging growth company that is a newly public company, we will not be required to provide management’s assessment of the effectiveness of our system of internal control over financial reporting until we are required to file our Form 10-K.
We may remain an emerging growth company until December 31, 2026, although we will lose that status sooner if we have more than $1.07 billion of revenues in a fiscal year, have more than $700.0 million in market value of our common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our common stock to be less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.
As a “smaller reporting company,” certain reduced disclosure and other requirements will be available to us after we are no longer an emerging growth company.
We are also a “smaller reporting company” pursuant to the Exchange Act. Some of the reduced disclosure and other requirements available to us as a result of the JOBS Act may continue to be available to us after we are no longer an emerging growth company pursuant to the JOBS Act but remain a “smaller reporting company” pursuant to the Exchange Act. As a “smaller reporting company” we are not required to: (i) have an auditor report regarding our internal controls of financial reporting pursuant to Section 404(b) of Sarbanes Oxley; (ii) present more than two years audited financial statements in our registration statement and annual reports on Form 10-K and present selected financial data in such registration statements and annual reports; (iii) make risk factor disclosures in our annual reports of Form 10-K; and (iv) make certain otherwise required disclosures in our annual reports on Form 10-K and quarterly reports on Form 10-Q.
We have not been managed as a public company, and our current resources may not be sufficient to fulfill our public company obligations.
As a privately held company, we had not been required to comply with a number of corporate governance and financial reporting practices and policies required for a public company listed on a national stock exchange. As a public, listed company, we will incur significant legal, accounting and other expenses that we were not required to incur in the recent past, particularly after we are no longer an “emerging growth company,” as defined under the JOBS Act. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank”) and the rules and regulations promulgated and to be promulgated thereunder, as well as under Sarbanes Oxley, the JOBS Act, and the rules and regulations of the SEC and Nasdaq have created uncertainty for public companies and increased the costs and the time that our board of directors and management will need to devote to complying with these rules and regulations. We expect these rules and regulations to increase our legal and financial compliance costs and lead to a diversion of management time and attention from revenue-generating activities.
Furthermore, the need to establish the corporate infrastructure necessary for a public, listed company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal control over financial reporting, accounting systems disclosure controls and procedures, auditing functions and other procedures related to public reporting in order to meet our reporting obligations as a public company.
Nasdaq may delist our common stock from trading on its exchange, which could adversely affect the market liquidity of our common stock, limit investors’ ability to make transactions in our common stock and adversely affect our ability to raise additional funds.
We cannot assure you that our common stock will continue to be listed on Nasdaq after this offering. In order to continue listing our common stock on Nasdaq, we must maintain certain financial, distribution and share price levels. Generally, following our initial public offering, we must maintain a minimum amount in stockholders’ equity (generally $2.5 million) and a minimum number of holders of our common stock (generally 300 public holders).
If Nasdaq delists our common stock from trading on its exchange and we are not able to list our securities on another national securities exchange, we and our stockholders could face significant material adverse consequences, including:
•
a limited availability of market quotations for our securities;

•
reduced liquidity for our securities;

•
a determination that our common stock is “penny stock” which will require brokers trading in our common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our common stock;

•
a limited amount of news and analyst coverage; and

•
a decreased ability to issue additional securities or obtain additional financing in the future.

We have no present intention to pay dividends on our common stock in the foreseeable future and, consequently, your only opportunity to achieve a return on your investment during that time is if the price of our common stock, as applicable, appreciates.
We have never declared or paid any cash dividends on our common stock and we have no present intention to pay dividends in the foreseeable future. Any recommendation by our board of directors to pay dividends will depend on many factors, including our financial condition (including losses carried forward), results of operations, legal requirements and other factors. If the price of our common stock declines before we pay dividends, you will incur a loss on your investment, without the likelihood that this loss will be offset in part or at all by potential future cash dividends.
Further, although the Credit Facility does not prohibit us from declaring or paying dividends, the Credit Facility does prohibit FLPS from making further distributions to us unless certain conditions are met (see Note 11 to our Notes to Combined Consolidated Financial Statements included elsewhere in this prospectus). FLPS is currently our primary source of positive operating cash flow. As such, if the conditions are not met and FLPS is prohibited from making further distributions to us, then any cash available at FLPS cannot be passed along to you in the form of dividends.
Future sales of common stock by us, FPS, RNS or TRF could depress the market price of our common stock.
If we, FPS, RNS or TRF issues, sells, or indicates an intent to issue or sell, substantial amounts of common stock in the public market after the 180-day contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline significantly and could decline below the offering price. Upon completion of this offering, all of the outstanding shares of common stock other than those sold in this offering are subject to the 180-day contractual lock-up referred to above. The representatives of the underwriters may permit us, FPS, RNS or TRF to issue or sell shares prior to the expiration of the lock-up agreements. See “Underwriting.”
After the lock-up agreements pertaining to this offering expire,             additional shares will be eligible for sale in the public market, all of which shares are or will be held by FPS, RNS or TRF and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). In addition, shares reserved for future issuance under our equity incentive plan will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations.
After expiration of the 180-day lock-up period and upon our eligibility to use Form S-3 for secondary offerings, FPS, RNS or TRF may request that shares of our common stock issued to them in the Contribution Agreement or transferred to them in the SAFE Transaction be registered for public resale. If FPS, RNS or

TRF sells a significant number of shares of our common stock through such a resale registration, the price of our common stock could be adversely affected.
Following this offering, we intend to file one or more registration statements with the SEC covering shares available for future issuance under our equity incentive plan. Upon effectiveness of those registration statements, any shares subsequently issued under the plan will be eligible for sale in the public market, except to the extent that they are restricted by the lock-up agreements referred to above and subject to compliance with Rule 144 in the case of our affiliates. Sales of a large number of the shares issued under the plan in the public market could adversely affect the market price of our common stock.
See “Shares Eligible for Future Sale” for a more detailed description of sales that may occur in the future. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline substantially.
Our Certificate of Incorporation includes a forum selection clause, which could discourage claims or limit stockholders’ ability to make a claim against us, our directors, officers, other employees or stockholders.
Our Certificate of Incorporation includes a forum selection clause. Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring any: (i) derivative action or proceeding brought on our behalf; (ii) action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders; (iii) action asserting a claim against us, our directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law (“DGCL”) or our Certificate of Incorporation or Bylaws; or (iv) action asserting a claim against us, our directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim (A) as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following the determination), (B) that is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the U.S. shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under federal securities laws, including the Securities Act. We note however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. This forum selection clause may discourage claims or limit stockholders’ ability to submit claims in a judicial forum that they find favorable and may result in additional costs for a stockholder seeking to bring a claim. While we believe the risk of a court declining to enforce this forum selection clause is low, if a court were to determine the forum selection clause to be inapplicable or unenforceable in an action, we may incur additional costs in conjunction with our efforts to resolve the dispute in an alternative jurisdiction, which could have a negative impact on our results of operations and financial condition. Notwithstanding the foregoing, the forum selection clause will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the U.S. shall be the sole and exclusive forum.
As a new investor, you will experience immediate and substantial dilution in the book value of the shares that you purchase in this offering.
The public offering price is substantially higher than the as adjusted net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchased our common stock in this offering at the public offering price of $       per share, you would experience an immediate dilution of $       per share, the difference between the price per share you pay for our common stock and our as adjusted net tangible book value per share as of June 30, 2021, after giving effect to the issuance by us of             shares of our common stock

in this offering, which does not include the underwriters’ option to purchase additional shares from us. This dilution is due in large part to the fact that our earlier investors paid substantially less than the offering price when they purchased their shares. You will experience additional dilution if we issue additional shares below the public offering price. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”
We will incur significantly increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance efforts.
We will incur significant legal, accounting, insurance and other expenses as a result of being a public company. Dodd-Frank and Sarbanes Oxley, as well as related rules implemented by the SEC, have required changes in corporate governance practices of public companies. In addition, rules that the SEC is implementing or is required to implement pursuant to Dodd-Frank are expected to require additional change. We expect that compliance with these and other similar laws, rules and regulations, including compliance with Section 404 of Sarbanes Oxley, will substantially increase our expenses, including legal and accounting costs, and make some activities more time-consuming and costly. We also expect these laws, rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage, which may make it more difficult for us to attract and retain qualified persons to serve on the board of directors or as officers. Although the JOBS Act may, for a limited period of time, somewhat lessen the cost of complying with these additional regulatory and other requirements, we nonetheless expect a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our results of operations and financial condition.
General Risk Factors
The ongoing effects of the COVID-19 pandemic could adversely affect our business, financial condition, results of operations, or cash flows.
In March 2020, we began to monitor the global effects of “COVID-19,” an infectious disease caused by Severe Acute Respiratory Syndrome Coronavirus 2 (“SARS CoV-2”) that was first detected in December 2019. The World Health Organization characterized COVID-19 as a pandemic on March 11, 2020. Thereafter, most U.S. states imposed “stay-at-home” orders on their populations to slow the spread of COVID-19. Governments, public institutions, and other organizations in countries and localities throughout the world have taken and are continuing to take certain emergency measures to combat the spread of COVID-19, including implementation of restrictions on travel and orders that restrict the operations of institutions such as schools and businesses.
In addition, due to domestic and international governmental orders restricting certain activities in response to COVID-19, we have experienced, and may in the future experience, COVID-19 related delays from certain vendors and suppliers, which, in turn, has caused delays in the build out of our leasing fleet and could cause delays in the manufacturing and installation of our products and adversely impact our cash flows and results of operations including revenue. To date, we have been able to offset any delays, but in the future, it may not be possible to find replacement products or supplies, and ongoing delays could affect our business and growth. The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change. We do not yet know the full extent of potential impacts on our business, the alternative energy industry or the global economy as a whole. However, these effects could adversely impact our business, financial condition, results of operations, or cash flows.
Expanding operations internationally could expose us to risks.
Although we currently operate primarily in the U.S., we will seek to expand our business internationally. Our primary focus around international expansion involves identifying key oil producing regions where we can scale an installed base of turbine fleet, either in the form of leasing units or selling and servicing an installed base in collaboration with a local channel partner. Managing any international expansion will require additional resources. Any expansion internationally could subject our business to risks associated with international operations, including:
•
conformity with applicable business customs, including translation into foreign languages and associated expenses;

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lack of availability of government incentives and subsidies;

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challenges in arranging, and availability of, financing for our customers;

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difficulties in staffing and managing foreign operations in an environment of diverse culture, laws, and customers, and the increased travel, infrastructure, and legal and compliance costs associated with international operations;

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installation challenges that we have not encountered before, which may require the development of a unique model for each country;

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compliance with multiple, potentially conflicting and changing governmental laws, regulations, and permitting processes including environmental, banking, employment, tax, privacy, and data protection laws and regulations such as the EU Data Privacy Directive;

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compliance with U.S. and foreign anti-bribery laws including the Foreign Corrupt Practices Act;

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difficulties in collecting payments in foreign currencies and associated foreign currency exposure; restrictions on repatriation of earnings;

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compliance with potentially conflicting and changing laws of taxing jurisdictions where we conduct business and compliance with applicable U.S. tax laws as they relate to international operations, the complexity and adverse consequences of these tax laws, and potentially adverse tax consequences due to changes in these tax laws; and

•
regional economic and political conditions.

As a result of these risks, any potential future international expansion efforts that we may undertake may not be successful.
We are subject to cyber security risks. If a cyber security incident occurs, we could suffer information theft, data corruption, operational disruption and our business and results of operations could be harmed.
Our customers, and our industry generally, have become more dependent on digital and connected technologies to conduct business. We depend on digital and connected technologies to monitor our turbines, perform many of our services and to process and record financial and operating data, among other things. We also expect to increase our dependence on these technologies as we expand our EaaS offerings. Ensuring the secure and reliable processing, maintenance and transmission of this data is important to our operations and our customers. As cyber security incidents (including deliberate attacks) have increased in number, scope, and sophistication, energy assets (and related networks) may become the targets of more incidents. Our technologies, systems and networks, and those of our customers, vendors, suppliers and other business partners, may become the target of cyberattacks or information security breaches that could result in the loss or destruction of proprietary and other information, or other disruption of business operations. In addition, while we depend on certain business partners to store certain information regarding our customers and employees, these third parties may be a target of cyberattacks or information security breaches that could result in the unauthorized release, gathering, monitoring, or misuse of sensitive information. Our recourse against these business partners, if any, may be limited. In addition, we, our customers, vendors, and/or business partners may be unable to detect certain breaches (such as unauthorized surveillance) for an extended period of time. Our systems and controls for protecting against cyber security risks, and those used by our business partners, may be insufficient. The loss, misuse, destruction, unauthorized release, gathering, or monitoring of sensitive information result in significant financial losses, loss of customers and business opportunities, reputation damage, litigation (including any damages awarded), regulatory fines, penalties or intervention, reimbursement or other compensatory costs, or otherwise adversely affect our business, financial condition or results of operations. We will likely be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber security incidents. The reliability and capacity of our systems is critical to our operations. Any difficulties in implementing or integrating new systems or enhancing current systems, or any material disruption in our information technology systems or systems could have an adverse effect on our business and results of operations.
There has been no prior active market for our common stock and an active and liquid market for our common stock may fail to develop, which could harm the market price of our common stock.
Prior to this offering, there has been no active public market for our common stock. Although we have applied to list our common stock on Nasdaq, an active trading market for our common stock may never develop or be sustained following this offering. The initial public offering price of our common stock will be based and determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price of our common stock after this offering. In the absence of an active trading market for our common stock, investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell.
The market price of our equity securities may be volatile, and purchasers of our common stock could incur substantial losses.
The market price for our common stock may be volatile. The stock market in general and the market for green energy in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the price originally paid for the security. The market price for our common stock may be influenced by many factors, including:
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actual or anticipated fluctuations in our financial condition and operating results;

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actual or anticipated changes in our growth rate relative to our competitors;

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competition from existing products or new products that may emerge;

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announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations, or capital commitments;

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failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;

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issuance of new or updated research or reports by securities analysts;

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fluctuations in the valuation of companies perceived by investors to be comparable to us;

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share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

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additions or departures of key management or scientific personnel;

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disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

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changes in laws or regulations applicable to our products;

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changes to electric utility policies;

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announcement or expectation of additional debt or equity financing efforts;

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sales of our common stock by us, our insiders or our other stockholders; and

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general economic and market conditions.

These and other market and industry factors may cause the market price and demand for our common stock to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their common stock and may otherwise negatively affect the liquidity of our common stock.
If securities or industry analysts do not publish research or publish inaccurate research or unfavorable research about our business, the price of our common stock and trading volume could decline.
The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If no or few securities or industry analysts cover our company, the trading price for our common stock would be negatively impacted. If one or more of the analysts who covers us downgrades our common stock or publishes incorrect or unfavorable research about our business, the price of our common stock would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, or downgrades our common stock, demand for our common stock could decrease, which could cause the price of our common stock or trading volume to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “could”, “intends”, “target”, “projects”, “contemplates”, “believes”, “estimates”, “predicts”, “potential”, “opportunity”, “confident” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:
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our future financial performance and results of operations;

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our growth plans;

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our business plan and our ability to manage our growth effectively;

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the effects of competition in our market and our ability to compete effectively;

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our plans to use the proceeds from this offering;

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estimates of our expenses, future revenues, capital requirements, our needs for additional capital and our ability to obtain additional capital;

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our ability to attract and retain qualified directors, employees and key personnel;

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future acquisitions of or investments in complementary companies;

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the effects of trends on, and fluctuations in, our results of operations;

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research and development activities;

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sales expectations;

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sources for components and parts;

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federal, state and local government regulations;

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industry and economic conditions applicable to us;

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the efficiency, reliability and environmental advantages of our products and their need for maintenance;

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market advantage;

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customer satisfaction;

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the value of using our products;

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our ability to achieve economies of scale;

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anticipation of product supply requirements;

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listing requirements;

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our turbine and heat exchanger technologies;

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the utilization of our products;

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the introduction of new technology;

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our production capacity;

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international markets;

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protection of intellectual property;

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cybersecurity threats;

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the adequacy of our facilities;

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dividends;

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business strategy;

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capital expenditures;

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liquidity;

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amortization expense of intangibles;

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cost of warranties;

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equity-based compensation;

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recently issued accounting standards;

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market risk;

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interest rate sensitivity;

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the Jobs Act; and

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the effects of the COVID-19 pandemic.

We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, prospects, business strategy and financial needs. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, assumptions and other factors described in the section captioned “Risk Factors” and elsewhere in this prospectus. These risks are not exhaustive. Other sections of this prospectus include additional factors that could adversely impact our business and financial performance. Furthermore, new risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.
You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.
The forward-looking statements made in this prospectus relate only to events as of the date on which such statements are made. We undertake no obligation to update any forward-looking statements after the date of this prospectus or to conform such statements to actual results or revised expectations, except as required by law.

USE OF PROCEEDS
We estimate that our net proceeds from the sale of our common stock in this offering will be approximately $       million, assuming an initial public offering price of $       per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds of the sale of shares of common stock by the selling stockholder if the underwriters exercise their option to purchase additional shares.
A $1.00 increase (decrease) in the assumed initial public offering price of $       per share would increase (decrease) the net proceeds to us from this offering by approximately $      , assuming that the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. Each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $      , assuming the assumed initial public offering price per share remains the same and after deducting estimated underwriting discounts and commission.
The principal purposes of this offering are to increase our financial flexibility, create a public market for our common stock, and facilitate future access to the public equity markets. We intend to use approximately $      million of the net proceeds from this offering to expand our fleet of equipment for lease, approximately $      million to expand into new C&I markets and for product improvements, approximately $      million for heat exchanger product development and to expand our sales force, approximately $      million for hydrogen development, and approximatively $      to pay down outstanding borrowings under our Credit Facility. We intend to use the remainder of the net proceeds from this offering, if any, for working capital and general corporate purposes. We may also use a portion of the net proceeds from this offering to acquire, license, or invest in products, technologies or businesses that are complementary to our business. However, we currently have no agreements or commitments to complete any such transaction.
Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with complete certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the actual amounts that we will spend on the uses set forth above.
Our management will have broad discretion in the application of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of those net proceeds. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending the uses described above, we plan to invest the net proceeds from this offering in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit, or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY
We do not anticipate declaring or paying any cash dividends on our capital stock in the foreseeable future. Any future determination to declare and pay cash dividends, if any, will be made at the discretion of our board of directors and will depend on a variety of factors, including applicable laws, our financial condition, results of operations, contractual restrictions, capital requirements, business prospects, general business or financial market conditions, and other factors our board of directors may deem relevant. In addition, our ability to pay cash dividends is indirectly restricted by the terms of the agreements governing the Credit Facility, which prohibits our subsidiary, FLPS, from making distributions to us. See “Risk Factors –  Risk Factors Relating to our Business and Industry – We have no present intention to pay dividends on our common stock in the foreseeable future and, consequently, your only opportunity to achieve a return on your investment during that time is if the price of our common stock, as applicable, appreciates.” Our ability to pay cash dividends on our capital stock in the future may also be limited by the terms of any preferred securities we may issue or agreements governing any additional indebtedness we may incur.

CAPITALIZATION
The following table sets forth our cash and capitalization as of June 30, 2021:
•
on an actual basis; and

•
on an as adjusted basis to give effect to the issuance and sale of             shares of common stock in this offering at an assumed initial public offering price of $      per share (which is the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and assuming no exercise of the underwriters’ over-allotment option.

The as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our combined consolidated financial statements and the related notes included elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.
	As of June 30, 2021
	Actual	As Adjusted
Cash	$667	$
Line of credit	22,963
Notes payable, net of current portion	—
Capital leases, net of current portion	126
Preferred stock, par value $0.001 per share; no shares authorized, issued and outstanding, actual; 5,000,000 shares authorized, no shares issued or outstanding, as adjusted	—
Common stock, par value $0.001 per share 100,000,000 shares authorized, shares issued and outstanding, actual; 100,000,000 shares authorized, shares issued and outstanding, as adjusted	—
Net parent investment	153,776
Additional paid-in capital	—
Accumulated deficit	(136,146)
Accumulated other comprehensive income	752
Total stockholder’s equity	$18,382	$
Total capitalization	$41,471	$
Each $1.00 increase or decrease in the assumed initial public offering price of $      per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease each of cash, total stockholder’s equity and total capitalization on an as adjusted basis by approximately $      , assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Each 1,000,000 share increase or decrease in the number of shares offered in this offering would increase or decrease each of cash, total stockholder’s equity and total capitalization on an as adjusted basis by approximately $      , assuming that the price per share for the offering remains at $      (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The information in the table above excludes shares of our common stock that will become available for future issuance under our 2021 Incentive Award Plan, which will become effective in connection with the completion of this offering.

DILUTION
If you invest in our common stock in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the net tangible book value per share of our common stock after this offering.
Our historical net tangible book value as of June 30, 2021 was $0.00, or $0.00 per share of our common stock. Historical net tangible book value represents the amount of total tangible assets less total liabilities, and historical net tangible book value per share represents net tangible book value divided by the number of shares of our common stock outstanding as of June 30, 2021, after giving effect to the Contribution Transaction.
Our pro forma net tangible book value as of June 30, 2021 was $18.13 million, or $       per share of our common stock. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to the Contribution Transaction. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares of our common stock outstanding as of June 30, 2021, after giving effect to the Contribution Transaction.
After giving further effect to the sale of             shares of common stock in this offering at an assumed initial public offering price of $       per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2021 would have been approximately $      , or $       per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $       per share to the existing stockholder and an immediate dilution of $       per share to new investors. The following table illustrates this per share dilution:
Assumed initial public offering price per share			$
Historical net tangible book value per share as of June 30, 2021		$0.00
Pro forma increase in net tangible book value per share as of June 30, 2021	$
Pro forma net tangible book value per share as of June 30, 2021	$
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering	$
Pro forma as adjusted net tangible book value per share after this offering	$
Dilution per share to investors in this offering			$
A $1.00 increase (decrease) in the assumed initial public offering price of common stock of $       per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease), our as adjusted net tangible book value per share after this offering by $      , and would increase (decrease) dilution per share to new investors in this offering by $      , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) our as adjusted net tangible book value per share after this offering by approximately $       per share and decrease (increase) the dilution to new investors by approximately $       per share, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.
The following table shows, as of June 30, 2021, after giving effect to the Contribution Transaction, the number of shares of common stock purchased from us, the total consideration paid to us and the price paid per share by the existing stockholder and by new investors purchasing common stock in this offering at an assumed initial public offering price of $       per share, before deducting the underwriting discount and estimated offering expenses payable by us, and assuming no exercise of the underwriters’ over-allotment option (in thousands, except per share amounts and percentages):

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholder		%	$	%	$
New investors		%		%
Total		100%	$	100%	$
A $1.00 increase (decrease) in the assumed initial public offering price of $       per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by approximately $      , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by approximately $      , assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.
A $1.00 increase (decrease) in the assumed initial public offering price of $       per share would (decrease) increase the number of shares of our common stock issued to FPS but would not increase the total consideration paid by it in the Contribution Transaction. Assuming that the initial public offering price remains the same, an increase (or decrease) in the number of shares offered by us in this offering would not increase (or decrease) the number of shares we will issue to FPS in the Contribution Transaction.
The above table and discussion includes             shares of common stock outstanding as of June 30, 2021, after giving effect to the Contribution Transaction, and excludes, as of June 30, 2021,             shares of common stock reserved for future grant or issuance under our 2021 Plan, which will become effective in connection with the completion of this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion should be read in conjunction with our combined consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the headings “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”
Our Predecessors and FlexEnergy Green Solutions Inc.
FGS was formed in December 2020 and does not have historical financial data. The historical financial data discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations are those of FEI and FLPS and their consolidated subsidiaries. After the completion of the Contribution Transaction, FEI and FLPS will be wholly-owned subsidiaries of FGS.
Basis of Presentation
The combined consolidated financial statements include the consolidated accounts of FEI, the accounts of its wholly-owned subsidiaries FEES and FlexEnergy Support Services, Inc., the consolidated accounts of FLPS, and the accounts of its wholly-owned subsidiary Flex Power Co. Flex Power Co. includes the accounts of its wholly-owned subsidiary FLPS Canada. Our combined consolidated financial statements have been prepared in accordance with U.S. GAAP.
Overview
We provide turbine power generation and heat recovery products to C&I customers focused on improving their performance, increasing energy efficiency, and reducing their carbon footprint. We believe we are the premier manufacturer and project operator of 300 kW to 1.3 MW, ultra-clean, highly reliable gas turbines and custom-fit heat recovery products. We were founded in December of 2010 upon the acquisition of our small gas turbine product from Ingersoll Rand Energy Systems, which was developed beginning in 1996 and commercialized in the 2000’s. Key personnel including a leading team of turbine engineers joined our business, along with the acquisition of manufacturing operations and intellectual property. Beginning in 2012, we launched our lease offering and began building out our field service operations, focusing on offering our turbine product for power generation in the North American oilfield market. Beginning in 2017, we began selling our industrial heat recovery products. With our established leasing and field service infrastructure paired with original equipment manufacturing, engineering expertise and proprietary technology, we believe we have a differentiated, vertically integrated business model that is unique to the distributed power industry.
Our product offering includes 333 kW and 1.3MW gas turbine units and customized heat recovery products. Our clean, reliable gas turbines convert waste gas into useful energy and reduce CO2 and NOx emissions. As of June 30, 2021, our turbine products have approximately 8.4 million run hours of operations including 4.8 million run hours within our lease fleet, with industry-leading uptime performance. Our heat recovery products enable improved heat transfer to minimize energy waste and consumption.
We have delivered approximately 122 MW of installed capacity of our Flex Turbine product into the market through both direct sales and leasing our turbine fleet which we own and operate for the life of the asset. Our lease fleet currently comprises approximately 49 MW of installed capacity, which has accumulated since inception in 2012 at a compounded annualized growth rate of 37%.
Our Primary Applications
We believe we are in a strong position to grow our business amid the transition towards more sustainable, lower carbon sources of energy. We believe this energy transition will include:
•
Long-term, sustainable growth in electric demand

•
Efforts for industries and individual companies to reduce carbon emissions and air pollution

•
Energy efficiency playing a major role in decarbonization efforts

•
Ongoing secular shift to distributed power generation

We have proven solutions that are well supported by the above trends. Primary applications of our proven solutions include:
Converting Waste Gas to Useful Energy:
•
The Flex Turbine can run on waste fuels such as methane from landfills and CO2 heavy field gas from oil producing wells down to 350 BTUs, as well as synthetic gasses such as ethane produced in the refining process with up to 3,000 BTUs to produce reliable, distributed electricity.

•
Our current and future customer base under this vertical are predominantly represented by North American independent oil producers, global supermajors and midstream gas companies who desire our turbine products.

Improving Traditional Processes:
•
Flex Heat Recovery products incorporate the most effective high temperature, high pressure heat exchanger technology. They have a smaller footprint than competing systems due to their design efficiency, making them ideal for space constrained applications. They are currently being evaluated for the next generation of carbon capture technology, multiple fuel cell applications, and emissions reduction projects.

•
Our current and future customer base under this vertical are predominantly represented by the companies in U.S. C&I sector who desire our turbine products as well as original manufacturers who produce fuel cells, internal combustion engines, and gas turbines and who desire our heat recovery products.

Enabling Emerging Clean Technology:
•
Efficient use of thermal energy is the key to energy efficiency in many of today’s most promising alternative fuel technologies, such as solid oxide fuel cells for power generation, traditional fuel cell technology for power, green hydrogen production, and certain heat as energy storage applications, like molten salt. Our Flex Heat Recovery products enable these green technologies to be more cost competitive with conventional forms of energy production.

•
Our current and future customer base under this vertical are predominantly represented by manufacturers of fuel cells, internal combustion engines and gas turbines who desire our heat recovery products.

Our Customer Base and Demand for our Products
We believe the current and future demand for our products will be underpinned by sustainable, growing demand from our Converting Waste Gas to Useful Energy vertical and augmented by emerging demand for our heat recovery products to improve industrial processes and enable new clean technologies.
The majority of demand for our product to date has come from oil producers who require highly reliable onsite power solutions at their well sites that often do not have reliable access to utility power. Our Flex Turbine’s unique ability to run on a wide range of unprocessed field gas that is often otherwise burned off by flaring - along with very low maintenance, high up-time performance and cyclic load handling - has driven customers to our power generation solution. As further described below, our zero capex leasing solution and direct field service support are paramount to our success of winning and retaining new business. We expect our growth in this market vertical will be driven primarily by the following:
•
Sustained drilling of new oil wells in our core North American market

•
Expansion of our proven solution to very large international flare gas to power project opportunities

•
Heightened efforts for oil producers to seek solutions to reduce carbon emissions across their operations, including a concerted focus on significantly reducing levels of upstream flaring.

In addition, we serve and expect additional demand from the C&I sector for our Flex Turbines. While overall revenue from our Flex Heat Recovery products comprised less than 10% of total revenue for the year-ended December 31, 2020 and for the six months ended June 30, 2021, we expect to grow revenue from these products as we believe customers will demand heat recovery products that improve traditional processes and help enable emerging clean technology.
Revenue Generation under our EaaS Business Model
Under our EaaS business model, we have accumulated an asset base that represents a modern fleet of long-lived power generation assets. Since 2012, we have offered customers the option of purchasing our manufactured product or entering into an equipment leasing contract. We have experienced strong annualized revenue growth of leasing our turbines, predominantly to North American oil producers who largely prefer to lease or rent power generation equipment for wellsite power as opposed to purchasing generation equipment within their annual capital budgets. We believe this zero-capex solution for our customer base extends beyond our O&G vertical and into the C&I sector where customers are not only increasingly self-generating their own power but, we believe, also want a power solution that replicates a consistent monthly utility bill. At the same time, we also believe our EaaS leasing solution is beneficial to our stakeholders because we own and operate our bespoke generation asset in a manner that generates attractive life cycle returns on our underlying capital investment. Because we own, operate and directly maintain our asset at customer sites, we have gained a tremendous amount of field learning knowledge. In coordination between our field service, manufacturing and engineering teams, this field learning and operating data retention has translated into both exceptional uptime to our customers as well as solutions that can significantly extend the life of our turbine asset base. Included in a customer’s monthly lease rate is also the service of the unit from our trained service technicians.
In addition to our EaaS offering, we have customers who prefer to make a capital investment in their power generation asset through direct purchases of our manufactured products. This includes both our gas turbine products and our heat recovery products. Many of our customers, particularly those in the U.S., enter into a long-term service agreement in addition to purchasing equipment, while other customers instead prefer to have their purchased equipment serviced on a time-and-materials basis. Together the long-term service agreements, the time and materials that we charge our third-party customers and commissioning services make up our service revenue.
Costs of Conducting Our Business
The principal costs associated with operating our business are:
•
Cost of revenues (excluding turbine fleet depreciation)

•
Depreciation associated with our rental fleet

•
Selling, general and administrative expenses

•
Interest expense

Cost of revenues (excluding turbine fleet depreciation) include:
•
Cost of Turbine Leasing Fleet, which includes the direct cost of field service personnel and consumable spare parts allocated to maintaining our leasing turbines

•
Cost of Turbine Service on Sold Product, which includes the direct cost of field service personnel and consumable spare parts allocated to maintaining our aftermarket service arrangements of customer purchased turbines; and

•
Cost of Manufactured Product, which includes the cost of manufacturing the equipment sold, including material and manufacturing labor and overhead. Since acquiring the manufacturing operations in 2010, our available throughput volume has exceeded our actual volume of turbine production on an annual basis. In recent years we have taken measures to reduce our production and associated costs down to a more suitable level that we believe fulfills the measured demand coming from our turbine leasing fleet and third-party customers. We have begun to realize further cost reductions in the first half of 2021 by consolidating our two production facilities to a single facility. This facility will be the single point of production for both the continued growth of our turbine installed base as well as what we believe will be emerging demand for our heat recovery products in future years.
Our depreciation expense consists of the depreciation expense related to our own turbine assets. These assets are depreciated over a 10 year period.
Our selling, general and administrative expenses primarily consist of salaries expense, marketing expense and professional services, including legal expenses.
Interest expense primarily represents monthly interest paid under our asset-back financing arrangement as further described below in “Liquidity and Capital Resources.”
How We Evaluate our Operations
We use a variety of qualitative, operational and financial metrics to assess our performance. Among other measures, management considers (i) the size of our turbine leasing fleet (ii) revenue, (iii) EBITDA and (iv) Adjusted EBITDA.
Size of our lease fleet
We believe the continued growth of our turbine leasing fleet is an important indicator of current and future financial performance, given the proven and sustainable revenue stream as well as the opportunity to realize cost efficiencies within our cost of turbine leasing with additional growth of the underlying asset base. We measure the size of our lease fleet in the form of total megawatts based on the combined installed capacity our turbine units as well as the number of turbine units in the fleet.
Revenue
We analyze our revenue by comparing actual quarterly and annual revenue to our internal projections for a given period and to prior periods to assess our performance.
EBITDA and Adjusted EBITDA
We view EBITDA and Adjusted EBITDA as important indicators of performance. We define EBITDA as net income (loss), plus (i) depreciation and amortization expense, (ii) interest expense and (iii) income tax expense. We define Adjusted EBITDA as EBITDA plus or minus (i) equity-based compensation expense and (ii) certain non-cash charges and unusual or non-recurring charges or income that we do not view as representative of our ongoing operations.
Factors Impacting Comparability of Our Financial Results
Public Company Expenses
Upon completion of this offering, we expect to incur direct, incremental general and administrative (“G&A”) expenses as a result of being a publicly traded company, including, but not limited to, costs associated with hiring new personnel, implementation of compensation programs that are competitive with our public company peer group, annual and quarterly reports to stockholders, tax return preparation, independent auditor fees, investor relations activities, registrar and transfer agent fees, additional legal fees, incremental director and officer liability insurance costs and incremental independent director compensation. These direct, incremental G&A expenses are not included in our historical results of operations.

We Will Incur Additional Taxes as a Result of being “C” Corporation
Prior to the completion of the Contribution Transaction, the results of operations of the business (comprised of the businesses of FEI and FLPS) were consolidated into the financial statements of FPS, a limited liability company taxed as a partnership. Upon completion of the Contribution Transaction, the operations of the business will be conducted under FGS, a “C” corporation for tax purposes. Thus, once we have become profitable and have fully utilized all net operating loss carry forwards available to us, we anticipate significant increases in income tax expenses for periods after the completion of the Contribution Transaction. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Income Taxes.”
Effect of COVID-19
Demand and pricing in the oil and gas markets fell significantly due to the COVID-19 pandemic and an increase in global oil supply driven by disagreements with respect to oil pricing between Russia and members of OPEC. The effects of the COVID-19 pandemic continued to drive reduced demand leading to volatility in prices during 2020 and the first six months of 2021. This commodity price volatility adversely affected demand for our products and services and negatively impacted our results of operations during 2020 and the first six months of 2021.
Going Concern
The combined consolidated financial statements have been prepared as though we will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. We have incurred operating losses and negative cash flows from operations since inception. As of June 30, 2021, we have an accumulated deficit of approximately $136.15 million. Management expects to continue to incur operating losses and negative cash flows. We have financed our operations to date with proceeds from equity infusions from FPS and from debt financings.
We will need to raise additional capital in order to continue to fund operations. We believe we will be able to obtain additional capital through equity financings or other arrangements to fund operations; however, there can be no assurance that such additional financing, if available, can be obtained on acceptable terms. If we are unable to obtain such additional financing, future operations would need to be scaled back or discontinued.
Accordingly, these factors raise substantial doubt about our ability to continue as a going concern within one year after the date the combined consolidated financial statements are issued. The combined consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern.
Results of Operations
Comparison of the Years Ended December 31, 2020 and 2019
The following table sets forth our results of operations for the years ended December 31, 2020 and 2019.

	Years Ended December 31,
(in thousands)	2020	2019
	(FEI and FLPS)
Statement of Operations and Comprehensive Loss Data:
Revenue
Turbine leasing fleet	$17,838	$16,833
Turbine service on sold product	2,213	2,824
Manufactured product	3,276	5,716
Total revenue	$23,327	$25,373
Cost of revenue
Turbine leasing fleet (excluding depreciation of fleet turbines)	$4,884	$5,442
Turbine service on sold product	1,691	2,797
Manufactured product	5,789	9,531
Depreciation of fleet turbines	5,007	4,713
Total cost of revenue	$17,371	$22,483
Operating expenses
Selling, general and administrative	$11,826	$12,400
Research and development	120	237
Total operating expenses	$11,946	$12,637
Operating loss	$(5,990)	$(9,747)
Other income (expense)
Interest expense	$(1,114)	$(992)
Other (expense) income, net	31	(159)
Total other income (expense), net	$(1,083)	$(1,151)
Loss before income taxes	$(7,073)	$(10,898)
Income tax provision	(31)	(7)
Net loss	$(7,104)	$(10,905)
Other comprehensive gain, net of tax
Foreign currency translation adjustments	$443	$185
Total other comprehensive gain, net of tax	$443	$185
Comprehensive loss	$(6,661)	$(10,720)
EBITDA	$1,114	$(3,712)
Adjusted EBITDA	$1,209	$(3,457)
Size of our lease fleet
Our lease fleet has increased by 4 MW of installed capacity, or 8%, to 49 MW at December 31, 2020 compared to 45 MW of installed capacity at December 31, 2019. This increase was due to the additions of newbuild turbine assets that were manufactured and made field-ready during 2020.
Revenue
Turbine Leasing Fleet.   Our turbine leasing fleet revenue increased $1.01 million, or 6%, to $17.84 million for the year ended December 31, 2020 compared to $16.83 million for the year ended December 31, 2019. This increase was primarily due to strong demand and a 12% increase in average annual deployments for turbines under leasing contracts across our customer base.
Turbine Service on Sold Product.   Our turbine service on sold product revenue decreased $0.61 million, or 22%, to $2.21 million for the year ended December 31, 2020 compared to $2.82 million for the year ended December 31, 2019. This decrease was primarily due to customers of sold manufactured product deferring or cancelling anticipated major component overhauls performed on a time and materials basis amid economic uncertainty and travel restrictions throughout the majority of 2020. Such time and materials revenue decreased $0.68 million, or 47%, to $0.75 million for the year ended December 31, 2020 compared to $1.43 million for the year ended December 31, 2019.
Manufactured Product.   Our manufactured product revenue decreased $2.44 million, or 43%, to $3.28 million for the year ended December 31, 2020 compared to $5.72 million for the year ended December 31, 2019. This decrease was primarily due to the fact that we de-expedited the production of new turbines under executed purchase orders, both to address the needs of our customers and to decrease our production levels given disruptions within our supply chain amid larger economic uncertainty.
Cost of Revenues
Turbine Leasing Fleet.   Our cost of turbine leasing fleet decreased $0.56 million, or 10%, to $4.88 million for the year ended December 31, 2020 compared to $5.44 million for the year ended December 31, 2019. This decrease was primarily due to proactive measures across our field operations to reduce cost such as travel, overtime and spare parts purchases.
Turbine Service on Sold Product.   Our cost of turbine service on sold product decreased $1.11 million, or 40%, to $1.69 million for the year ended December 31, 2020 compared to $2.80 million for the year ended December 31, 2019. This decrease was primarily due to customers of sold manufactured product deferring or cancelling anticipated major component overhauls performed on a time and materials basis amid economic uncertainty and travel restrictions throughout the majority of 2020.
Manufactured Product.   Our cost of manufactured product decreased $3.74 million, or 39%, to $5.79 million for the year ended December 31, 2020 compared to $9.53 million for the year ended December 31, 2019. This decrease was primarily due to the corresponding reduction in product sales caused by the fact that we de-expedited the production of new turbine under executed purchase orders, both to address the needs of our customers and also decrease our production levels given disruptions within our supply chain amid larger economic uncertainty. The annual cost of our direct manufacturing labor and overhead decreased $1.50 million, or 26%, to $4.23 million for the year ended December 31, 2020 compared to $5.73 million for the year ended December 31, 2019.
Depreciation of Fleet Turbines.   Our cost of depreciation of fleet turbines increased $0.29 million, or 6%, to $5.00 million for the year ended December 31, 2020 compared to $4.71 million for the year ended December 31, 2019. This increase was primarily due to the increase in the size of our fleet.
Operating Expenses
Selling, General and Administrative Expenses.   Selling, general and administrative expenses (“SG&A”) decreased $0.57 million, or 5%, to $11.83 million for the year ended December 31, 2020 compared to $12.40 million for the year ended December 31, 2019. This decrease was primarily due to a series of cost reduction measures implemented beginning in the second quarter of 2020 in response the economic uncertainty caused by the COVID-19 pandemic.
We expect SG&A expenses to increase considerably in future periods as a result of being a public company. Please see “Risk Factors – Risk Factors Relating to Ownership of Our Common Stock – We will incur significantly increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance efforts.”
Research and Development.   Research and development expenses decreased $0.12 million, or 49%, to $0.12 million for the year ended December 31, 2020 compared to $0.24 million for the year ended December 31, 2019. This decrease was primarily due to the suspension of research and development spending beginning in the second quarter of 2020 in response the economic uncertainty caused by the COVID-19 pandemic.

Other income (expense)
Interest Expense.   Interest expense increased $0.12 million, or 12%, to $1.11 million for the year ended December 31, 2020 compared to $0.99 million for the year ended December 31, 2019. This increase was primarily due to higher average balances on our line of credit during the year ended December 31, 2020.
Other Income (Expense).   Other income increased $0.19 million to $0.03 million for the year ended December 31, 2020 compared to $(0.16) million for the year ended December 31, 2019. This increase was primarily due to expenses incurred for facility relocation in 2019 that were not incurred in 2020.
Income Tax Provision
Prior to the closing of this offering, the results of operations of the business (comprised of the businesses of FEI and FLPS) were consolidated into the financial statements of FPS, a limited liability company taxed as a partnership. After the closing of this offering, the operations of the business will be conducted under FGS, a “C” corporation for tax purposes. Thus, once we have become profitable and have fully utilized all NOL carryforwards available to us, we anticipate significant increases in income tax expenses for periods after the closing of this offering.
At December 31, 2020, we had federal, state and foreign NOL carryforwards of $106.85 million, $78.22 million and $0.22 million, respectively, which will expire, if unused, beginning in 2031, 2026 and 2035, respectively; provided that federal NOLs generated post-Tax Cuts and Jobs Act (“the Tax Act”) for the tax years ended December 31, 2018 and thereafter ($29.48 million at December 31, 2020) do not expire.
Our NOL utilization could be limited under Internal Revenue Code Section 382 due to certain ownership changes that have occurred and that may occur in the future. Our preliminary analysis indicates that $48.40 million of our NOLs will expire unutilized. See “Risk Factors – Risk Factors Relating to our Business and Industry – We might not be able to utilize a significant portion of our net operating loss carryforwards and research and development tax credit carryforwards.” and Note 10 to our Notes to Combined Consolidated Financial Statements included elsewhere in this prospectus.
Net Loss
Net loss decreased $3.81 million, or 35%, to $7.10 million for the year ended December 31, 2020 compared to $10.91 million for the year ended December 31, 2019, primarily due to the decreases in cost of revenue discussed above.
Foreign Currency Translation Adjustments
Foreign currency translation adjustments increased $0.26 million, or 139%, to $0.44 million for the year ended December 31, 2020 compared to $0.19 million for the year ended December 31, 2019.
Comprehensive Loss
Comprehensive loss decreased $4.06 million, or 38%, to $6.66 million for the year ended December 31, 2020 compared to $10.72 million for the year ended December 31, 2019, primarily due to the decreases in cost of revenue discussed above.
Adjusted EBITDA
Adjusted EBITDA increased $4.67 million to $1.21 million for the year ended December 31, 2020 compared to $(3.46) million for the year ended December 31, 2019. The increase was primarily due to an increase in Flex Turbine lease fleet revenue coupled with decreases in cost of revenue and operating expenses resulting from a series of cost reduction measures implemented to preserve our liquidity amid the greater economic uncertainty resulting from the COVID-19 pandemic.

Comparison of the Six Months Ended June 30, 2021 and 2020
	Six Months Ended June 30,
(in thousands)	2021	2020
	(unaudited)
Statement of Operations and Comprehensive Loss Data:
Revenue
Turbine leasing fleet	$7,272	$10,024
Turbine service on sold product	1,601	1,120
Manufactured product	1,276	1,658
Total revenue	$10,149	$12,802
Cost of revenue
Turbine leasing fleet (excluding depreciation of fleet turbines)	$2,967	$2,562
Turbine service on sold product	1,107	961
Manufactured product	2,530	3,458
Depreciation of fleet turbines	2,167	2,766
Total cost of revenue	$8,771	$9,747
Operating expenses
Selling, general and administrative	$6,759	$5,957
Research and development	67	75
Total operating expenses	$6,826	$6,032
Operating loss	$(5,448)	$(2,977)
Other income (expense)
Interest expense	$(539)	$(665)
Other (expense) income, net	2,534	52
Total other income (expense), net	$1,995	$(613)
Loss before income taxes	$(3,453)	$(3,590)
Income tax provision	(178)	(4)
Net loss	$(3,631)	$(3,594)
Other comprehensive gain (loss), net of tax
Foreign currency translation adjustments	$209	$(213)
Total other comprehensive gain (loss), net of tax	$209	$(213)
Comprehensive loss	$(3,422)	$(3,807)
EBITDA	$751	$511
Adjusted EBITDA .	$(1,189)	$546
Size of our lease fleet
Our lease fleet has increased by 1 MW of installed capacity, or 3%, to 49 MW at June 30, 2021 compared to 48 MW of installed capacity at June 30, 2020. This increase was due to the additions of newbuild turbine assets that were manufactured and made field-ready during the second half of 2020 and the first half of 2021.
Revenue
Turbine Leasing Fleet.   Our turbine leasing fleet revenue decreased $2.75 million, or 27%, to $7.27 million for the six months ended June 30, 2021 compared to $10.02 million for the six months ended

June 30, 2020. This decrease was primarily due to a 23% decrease in average monthly deployments for turbines under leasing contracts across our customer base, following a record high level of average monthly deployments set in the first half of 2020.
Turbine Service on Sold Product.   Our turbine service on sold product revenue increased $0.48 million, or 43%, to $1.60 million for the six months ended June 30, 2021 compared to $1.12 million for the six months ended June 30, 2020. This increase was primarily due to customers of sold manufactured product resuming anticipated major component overhauls performed on a time and materials basis amid increased economic certainty and an ease on travel restrictions. Such time and materials revenue increased $0.38 million, or 87%, to $0.83 million for the six months ended June 30, 2021 compared to $0.45 million for the six months ended June 30, 2020.
Manufactured Product.   Our manufactured product revenue decreased $0.38 million, or 23%, to $1.28 million for the six months ended June 30, 2021 compared to $1.66 million for the six months ended June 30, 2020. This decrease was primarily due to moving production facilities during the first three months of 2021, during which time the manufacture of turbines was significantly curtailed.
Cost of Revenues
Turbine Leasing Fleet.   Our cost of turbine leasing fleet increased $0.41 million, or 16%, to $2.97 million for the six months ended June 30, 2021 compared to $2.56 million for the six months ended June 30, 2020. This increase was primarily due to an increased level of travel, overtime and spare parts purchasing resulting from resuming more normalized field operations versus the restrictions put into place during the first half of 2020 amid the COVID-19 outbreak.
Turbine Service on Sold Product.   Our cost of turbine service on sold product increased $0.15 million, or 15%, to $1.11 million for the six months ended June 30, 2021 compared to $0.96 million for the six months ended June 30, 2020. This increase was primarily due to customers of sold manufactured product resuming anticipated major component overhauls performed on a time and materials basis amid increased economic uncertainty and an ease on travel restrictions.
Manufactured Product.   Our cost of manufactured product decreased $0.93 million, or 27%, to $2.53 million for the six months ended June 30, 2021 compared to $3.46 million for the six months ended June 30, 2020. This decrease was primarily due to the realization of lower operating cost in the form of rent, utilities and other expenses associated with the consolidation of our operating facilities into one central location and where all turbines, heat recovery products and aftermarket refurbishment takes place. The cost of our direct manufacturing labor and overhead decreased $0.70 million, or 30%, to $1.66 million for the six months ended June 30, 2021 compared to $2.36 million for the six months ended June 30, 2020.
Depreciation of Fleet Turbines.   Our cost of depreciation of fleet turbines decreased $0.60 million, or 22%, to $2.17 million for the six months ended June 30, 2021 compared to $2.77 million for the six months ended June 30, 2020. This decrease was primarily due to a 23% decrease in average monthly deployments for turbines under leasing contracts across our customer base, following a record high level of average monthly deployments set in the first half of 2020.
Operating Expenses
Selling, General and Administrative Expenses.   SG&A expenses increased $0.80 million, or 13%, to $6.76 million for the six months ended June 30, 2021 compared to $5.96 million for the six months ended June 30, 2020. This increase was primarily due to increased depreciation recorded as operating expenses for units not currently deployed and a series of cost reduction measures implemented beginning in the second quarter of 2020 in response the economic uncertainty caused by the COVID-19 pandemic. During 2021, these cost reduction measures were lifted.
We expect SG&A expenses to increase considerably in future periods as a result of being a public company. Please see “Risk Factors — Risk Factors Relating to Ownership of Our Common Stock — We will incur significantly increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance efforts.”
Research and Development.   Research and development expenses decreased $0.01 million, or 11%, to $0.07 million for the six months ended June 30, 2021 compared to $0.08 million for the six months ended June 30, 2020.
Other income (expense)
Interest Expense.   Interest expense decreased $0.13 million, or 19%, to $0.54 million for the six months ended June 30, 2021 compared to $0.67 million for the six months ended June 30, 2020. This decrease was primarily due to lower average balances on our line of credit during the six months ended June 30, 2021.
Other Income (Expense).   Other income increased $2.48 million to $2.53 million for the six months ended June 30, 2021 compared to $0.05 million for the six months ended June 30, 2020. This increase was primarily due to the forgiveness of the PPP loans during the second quarter of 2021, which resulted in a gain on forgiveness of debt of $2.38 million.
Net Loss
Net loss increased $0.04 million, or 1%, to $3.63 million for the six months ended June 30, 2021 compared to $3.59 million for the six months ended June 30, 2020, primarily due to a series of cost reduction measures implemented beginning in the second quarter of 2020 in response the economic uncertainty caused by the COVID-19 pandemic, and a decline in turbine leasing revenue, partially offset by $2.38 million of other income related to forgiveness of the PPP loan described above. During 2021, these cost reduction measures were lifted.
Foreign Currency Translation Adjustments
Foreign currency translation gain (loss) adjustments increased $0.42 million, or 198%, to $0.21 million for the six months ended June 30, 2021 compared to $(0.21) million for the six months ended June 30, 2020.
Comprehensive Loss
Comprehensive loss decreased $0.39 million, or 10%, to $3.42 million for the six months ended June 30, 2021 compared to $3.81 million for the six months ended June 30, 2020, for the reasons set forth in “Net Loss” above, partially offset by positive foreign currency translation adjustments.
Adjusted EBITDA
Adjusted EBITDA decreased $1.74 million to $(1.19) million for the six months ended June 30, 2021 compared to $0.55 million for the six months ended June 30, 2020. The decrease was primarily due to the forgiveness of the PPP loans during the second quarter of 2021, which had reduced our net loss, a decline in turbine leasing revenue, and an increase in costs due to the restoration of cost reduction measures that were implemented as a result of the COVID-19 pandemic.
Comparison of Non-GAAP Financial Measures
We view EBITDA and Adjusted EBITDA as important indicators of performance. We define EBITDA as net income (loss), plus (i) depreciation and amortization expense, (ii) interest expense and (iii) income tax expense. We define Adjusted EBITDA as EBITDA plus or minus (i) equity-based compensation expense and (ii) certain non-cash charges and unusual or non-recurring charges or income that we do not view as representative of our ongoing operations.
We believe that our presentation of EBITDA and Adjusted EBITDA will provide useful information to investors in assessing our financial condition and results of operations. Net income is the GAAP measure most directly comparable to EBITDA and Adjusted EBITDA. EBITDA and Adjusted EBITDA should not be considered alternatives to net income or loss presented in accordance with GAAP. Because EBITDA and Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing their utility. The following table presents a reconciliation of EBITDA and Adjusted EBITDA to net loss for each of the periods indicated.
	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2020	2019	2021	2020
Net Loss	$(7,104)	$(10,905)	$(3,631)	$(3,594)
Depreciation and amortization	7,073	6,194	3,665	3,436
Interest expense, net	1,114	992	539	665
Income tax provision	31	7	178	4
EBITDA	$1,114	$(3,712)	$751	$511
One-time facility relocation expenses(1)	25	185	301	0
Equity-based compensation	70	70	36	35
PPP loan forgiveness	0	0	(2,378)	0
Restructuring charge	0	0	101	0
Adjusted EBITDA	$1,209	$(3,457)	$(1,189)	$546

(1)
Represents non-recurring out of pocket expenses incurred in moving our heat recovery-focused facility.

Some of the limitations of EBITDA and Adjusted EBITDA include (i) these non-GAAP measures do not properly reflect capital commitments to be paid in the future, and (ii) although depreciation and amortization are non-cash charges, the underlying assets may need to be replaced and EBITDA and Adjusted EBITDA do not reflect these capital expenditures. Our non-GAAP measures may not be comparable to similarly titled measures of other companies because they may not calculate them in the same manner as we calculate, the measure, limiting its usefulness as a comparative measure. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we will incur expenses similar to the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these expenses or any unusual or non-recurring items. EBITDA and Adjusted EBITDA should not be considered as an alternative to loss before benefit from income taxes, net loss, earnings per share, or any other performance measures derived in accordance with U.S. GAAP. When evaluating our performance, you should consider adjusted our non-GAAP measures alongside other financial performance measures, including our net loss and other GAAP results.
Liquidity and Capital Resources
Overview
Since the acquisition of the turbine product and manufacturing operations from Ingersoll Rand in December of 2010 and the subsequent inception of the leasing operations in 2012, our business has been funded by a combination of cash from the FPS Noteholders via the Notes (whereby FPS contributed the cash received from the Notes to FEI and FLPS as capital), the Credit Facility, the PPP loans and, effective August 16, 2021, proceeds from the SAFE Transaction (which were also contributed by FPS to FEI and FLPS as capital). The primary uses of this capital have been to invest in the growth of our turbine leasing fleet, support manufacturing operations and engineering efforts including turbine and heat exchanger product development.
As further described below, since the equity contribution of FLPS and FEI to the newly formed parent FPS on January 1, 2016, the Notes were funded over the years 2016, 2017 and 2018 to support the expansion of the leasing business into new geographies and manufacturing operations. As of June 30, 2021, the amount outstanding under the Notes payable by FPS totaled approximately $25.51 million, including $19.79 million of principal and $5.72 million of accrued interest. In 2019, with what we believed to be an appropriate level of scale of our turbine lease fleet, we closed on the Credit Facility to support the continued growth of the fleet. As of June 30, 2021, total borrowings under the Credit Facility totaled approximately $22.96 million. See “Risk Factors – Risk Factors Relating to our Business and Industry – Our substantial indebtedness could limit our opportunities for growth.”
A key underpinning of our business plan has been to scale the fleet of our long-lived turbine assets to the level where the associated revenue streams of leasing and service fully cover our operating activities. Furthermore, depending on market conditions we can flexibly scale up or down our manufacturing operations, including newbuild leasing turbines, and not have any direct impact to our ability to generate revenue off our existing installed base. We successfully executed this strategy during the year ended December 31, 2020, realizing an increase year-over-year in revenue attributed to our installed base – namely the combination of revenue from turbine leasing fleet and turbine service on sold product – while significantly reducing operating costs, primarily in our production operations, and significantly reducing outgoing cash flow expenditures on new turbine inventory amid the challenging macroeconomic environment. We have maintained this modest level of turbine production in 2021, and for the remainder of fiscal year 2021, our production plans are set at a fixed level of fulfilling executed orders for third party customers in our target C&I markets of New York City, Southern California and South Korea. Absent a surge in top-line leasing demand or new sources of funding, we currently anticipate returning to a moderately increased level of newbuild turbine production for the full fiscal year 2022 representing a combination of (i) additional third party orders from C&I customers and (ii) additional turbines into our own lease fleet, which we expect to execute with our current sources of liquidity.
As described in “Use of Proceeds”, we intend to invest newly raised equity capital into the further growth of our turbine leasing fleet, development new turbine products that enlarges our applicable market reach and expand our heat exchanger offering.
As of June 30, 2021, total available liquidity was $4.06 million, including $0.67 million of balance sheet cash and $3.39 million of available commitments under the Credit Facility and the Notes.
Cash Flows
The following table sets forth a summary of our cash flows for the years ended December 31, 2020 and 2019 and the six months ended June 30, 2021 and 2020:
	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2020	2019	2021	2020
Net cash provided by (used in) operating activities	$(6,275)	$(14,848)	$2,318	$(5,547)
Net cash (used in) investing activities	(1,077)	(3,231)	(501)	(411)
Net cash provided by (used in) financing activities	6,889	18,823	(2,805)	7,390
Foreign currency translation adjustments	165	81	(47)	2
Net increase (decrease) in cash	$(298)	$825	$(1,035)	$1,434
Operating Activities
For the year ended December 31, 2020, $6.28 million of cash was used in operating activities, compared to $14.85 million for the year ended December 31, 2019, a net cash flow increase of $8.57 million. The increase in operating cash flow was primarily attributable to the 35% decrease in net loss to $(7.10) million for the year ended December 31, 2020 compared to $(10.91) million for the year ended December 31, 2019, along with a reduction in inventory spending for newbuild leasing fleet turbines during the year ended December 31, 2020 based on uncertain demand for additional turbine fleet capacity as well as the de-expedition of our production operations.

For the six months ended June 30, 2021, net cash provided by (used in) operating activities was $2.32 million, compared to $(5.55) million for the six months ended June 30, 2020, a net cash flow increase of $7.87 million. The increase in operating cash flow was primarily attributable to favorable changes in deferred revenue and inventories in addition to a significantly lower volume of inventory purchases as a result of our plant relocation project during the first half of 2021.
Investing Activities
For the year ended December 31, 2020, $1.08 million of cash was used in investing activities, compared to $3.23 million for the year ended December 31, 2019, a net cash flow increase of $2.15 million. The increase in investing cash flow was primarily attributable to a reduction in discretionary purchases of new property and equipment.
For the six months ended June 30, 2021, $0.50 million of cash was used in investing activities, compared to $0.41 million for the six months ended June 30, 2020, a net cash flow decrease of $0.09 million. The decrease in investing cash flow was primarily attributable to a slight increase in discretionary purchases of new property and equipment.
Financing Activities
For the year ended December 31, 2020, cash provided by financing activities was $6.89 million, compared to $18.82 million for the year ended December 31, 2019, a net cash flow decrease of $11.93 million. The decrease in financing cash flow was primarily attributable to a significant reduction in credit line advances in fiscal year 2020 in response to the greater economic uncertainty brought on by the COVID-19 pandemic.
For the six months ended June 30, 2021, cash provided by (used in) financing activities was $(2.81) million, compared to $7.40 million for the six months ended June 30, 2020, a net cash flow decrease of $10.20 million. The decrease in financing cash flow was primarily attributable to $2.35 million in proceeds from the PPP loans received in the first half of 2020 and to paydowns made in the first half of 2021 on our Credit Facility.
Foreign Currency Translation Adjustments
For the year ended December 31, 2020, the effects of foreign currency translation adjustments to cash totaled $0.17 million, compared to $0.08 million for the year ended December 31, 2019, a net cash flow increase of $0.09 million.
For the six months ended June 30, 2021, the effects of foreign currency translation adjustments to cash totaled $(0.05) million, compared to $0.00 million for the six months ended June 30, 2020, a net cash flow decrease of $0.05 million.
Senior Secured Credit Facility
On February 8, 2019, FLPS entered into the Credit Facility with TCB, which was subsequently amended and restated on December 22, 2020 to add FLPS Canada as a borrower. The initial commitment amount is for $30.00 million and availability under the Credit Facility is based on a borrowing base calculation of eligible assets and other conditions. The Credit Facility is backed by a first priority lien of substantially all of the assets of FLPS, and the maturity date of the Credit Facility is February 8, 2024. Interest is defined based on a tiered leverage ratio and an applicable margin of (i) 1.50% to 2.00% above the base rate for base rate loans, or (ii) 2.50% to 3.00% above the adjusted Eurodollar rate for Eurodollar rate loans.
The Borrowers are subject to financial covenants of a maximum leverage ratio and minimum fixed charge coverage ratio to be tested quarterly. The Borrowers are in compliance with the Credit Facility’s financial covenants as of June 30, 2021.

The Borrowers are also subject to certain negative covenants, including restrictions on their ability to incur additional indebtedness, create liens, pay dividends, make certain investments or material changes in their business, engage in transactions with affiliates, conduct asset sales or otherwise dispose of the Borrowers’ assets. In anticipation of the Contribution Transaction and this offering, we are in the process of negotiating a modification to the Credit Facility. As part of this modification, we expect that FGS will become an additional guarantor with respect to the Credit Facility subject to the same obligations and restrictions applicable to FPS thereunder, but that FGS will not otherwise be subject to the covenants and restrictions applicable to the Borrowers.
Between January 2020 and June 2021, FLPS entered into a series of amendments to the Credit Facility whereby (i) the borrowing base was amended to include certain non-turbine field equipment, (ii) certain terms within the borrowing base definition of accounts receivables relating to investment grade and non-investment grade customers were modified, (iii) FLPS ULC was added as an additional borrower under the Credit Facility, (iv) annualized EBITDA used to calculate the quarterly financial covenants was increased, (v) the availability under the revolving credit facility was reduced by $3.50 million, and (vi) the due date of the FLPS financial statements to be delivered to TCB was modified.
As of June 30, 2021, borrowings outstanding under the Credit Facility totaled approximately $22.96 million and availability based on the borrowing base totaled approximately $2.94 million. This amount includes $10.00 million of permitted distributions funded in 2019 that was used to redeem a portion of the outstanding Notes. Additional uses of capital for borrowings under the Credit Facility have been for working capital purposes, including the investment into the production of new-build turbine leasing units.
Paycheck Protection Program Loans
On April 14, 2020, FLPS entered into a Promissory Note with TCB pursuant to which TCB made a loan to FLPS under the PPP offered by the SBA in a principal amount of approximately $0.99 million pursuant to the CARES Act. On May 7, 2021, this loan was forgiven by the SBA. On May 6, 2020, FEES entered into a Promissory Note with BofA as the lender pursuant to which BofA made a loan to FEES under the PPP offered by the SBA in a principal amount of approximately $1.36 million pursuant to the CARES Act. On June 17, 2021, this loan was forgiven by the SBA.
The proceeds from the PPP loans were to be used to pay for payroll costs, including salaries, commissions, and similar compensation, group health care benefits and paid leaves, rent, utilities and interest on certain other outstanding debt.
Notes at FlexEnergy Power Solutions, LLC
Between December 2015 and July 2021, FPS issued the Notes to the FPS Noteholders who together, along with their affiliates, account for a majority of FPS’ voting securities and representation of its board of directors. The cash received from the Notes was contributed as capital to FEI and FLPS. The Notes have a maturity date of October 31, 2022.
Under the terms of the Credit Facility, FPS funded permitted payments in fiscal year 2019 of $10.00 million with all proceeds used to redeem a portion of the Notes totaling approximately $7.76 million of principal and $2.24 million of accrued interest. A portion of this $10.00 million was re-contributed when FPS issued an additional $7.80 million and $0.80 million in Notes in years 2019 and 2020, respectively for working capital purposes. FPS issued an additional $1.50 million in Notes during the six months ended 2021 for working capital purposes.
SAFE Transaction
On August 16, 2021, FPS entered into the SAFE Transaction with RNS and TRF whereby each of RNS and TRF paid $1.00 million to FPS (with the option for FPS to call an additional $0.50 million from each) in exchange for the right to receive from FPS (i) if the underwriters’ over-allotment exercise is exercised, the Cash Payment, or (ii) if there is no over-allotment exercise or if the net proceeds received by FPS as a result of an over-allotment exercise are insufficient to pay the full Cash Payment to RNS and TRF, a number of the shares of FGS common stock issued to FPS in the Contribution Transaction equal to the amount invested minus 80% of the Cash Payment, divided by 80% of the issuance price per share in this offering. The proceeds of the SAFE Transaction were contributed by FPS to FEI and FLPS as capital.
Series B and B-1 Preferred Equity at FlexEnergy Power Solutions, LLC
Under the terms of FPS’ Series B Preferred Unit issuance, FPS has agreed to certain covenants that restrict FPS’ and our ability to materially change our business and enter into certain enumerated financial transactions. Under the terms governing the Series B Units, FPS shall not permit to exist any indebtedness for borrowed money that is senior in right of payment to the Series B Preferred Units other than senior indebtedness (as defined therein) in an amount not to exceed $50.00 million. As defined therein, senior indebtedness does not include any amounts outstanding under our PPP loans, but does include the aggregate amount outstanding under the Notes. As of June 30, 2021, the amount of senior indebtedness as defined therein totaled $48.50 million, thus limiting the amount of availability to $1.50 million of additional senior indebtedness. The boards of FPS and FGS view this covenant as limiting our ability to raise additional indebtedness that is senior in priority to the Series B Preferred Units.
Critical Accounting Estimates
While our significant accounting policies are described in more detail in the notes to our combined consolidated financial statements appearing elsewhere in this prospectus, we believe the following accounting policies used in the preparation of our combined consolidated financial statements require the most significant judgments and estimates.
Revenue Recognition
Our revenue consists of lease revenue and the sales of products, parts, accessories and service. Lease revenue consists mainly of lease agreements which provide for monthly lease payments. These lease agreements are classified as operating-type leases and the revenue generated from the monthly lease payments is recognized over the rental term.
All our revenue relates to contracts with customers. Our accounting contracts are from purchase orders or purchase orders combined with purchase agreements. Our revenue is recognized on a point-in-time basis and over time. For the sale of new turbines and heat exchanger products, we satisfy our performance obligations based on the contractual terms with our customers. For our leasing, commissioning and maintenance services, we have performance obligations that are satisfied over time. See Note 4 to our Notes to Combined Consolidated Financial Statements included elsewhere in this prospectus for additional information related to revenue policies.

BUSINESS
Our Company
We are an energy focused technology company that designs, manufactures, sells and leases cost-effective energy solutions that lower our customers’ environmental footprint, often by making useable energy from sources of fuel or heat otherwise overlooked or wasted. We do this through two different types of highly engineered products. First, our Flex Turbines offer a reliable source for distributed or grid connected electrical power, capable of being fired by a wide variety of gaseous fuels from waste gas from landfills and natural gas flaring to higher BTU fuels such as propane and synthetic gas. Leasing and sales of Flex Turbines presently represent the majority of our operations and revenues. Flex Turbines provide our customers with solutions to gain independence over their electricity generation and minimize overall reliance on the grid. Second, we offer heat recovery products that are integral to promising emerging power technologies, such as high efficiency fuel cells for power generation that can be fueled by hydrogen or natural gas. Our Flex Heat Recovery products are in the early stages of commercialization, and presently constitute a small but increasingly growing and important portion of our operations and revenues as the future of energy generation emerges.
Our focus is on providing proven technology and support that enables reliable, efficient and economic green energy solutions. Our business consists of leasing and service of our Flex Turbines supported by a vertically integrated OEM with some direct-sales of manufactured products. As of June 30, 2021, we have amassed over 8.4 million hours of field runtime on our turbine fleet with over 122 MW shipped, of which 49 MW make up our lease fleet. This balance of core competencies in turbine power and heat recovery with current cash flow generation helps fund growth of our technology suite and expansion of applications into new and existing markets. The primary applications of our technology include: converting waste gas to useful energy, improving traditional processes and enabling emerging clean technology. We are actively expanding into other key markets for which our products are well suited, and we are confident in generating opportunities in additional geographic markets and product extensions into different applications.
We serve a diverse range of customers in the global O&G, transportation, power, and C&I end markets. Our primary focus is on base load, distributed, electric generation using Flex Turbines, with the technology base to expand in additional untapped end-markets.
On December 31, 2010, as part of a spin-out transaction, we purchased from Dresser-Rand (now Ingersoll Rand) certain assets in order to finish the development of a 4th generation 333 kW turbine and to commercialize the turbine offering. From 1996 through 2010, Ingersoll Rand invested over $250 million to develop a downsized replica of its 2 MW KG2 turbine (first launched as a 250 kW model) as a way to penetrate the small-scale industrial remote power market.
In 2013, we initiated a business transformation in response to the O&G industry’s downturn by creating FLPS, and transitioned from an original equipment manufacturer (“OEM”) sales model to an EaaS model. O&G production requires substantial amounts of electrical power to run subsurface pumps and other equipment. Much of the recent development of O&G in the U.S. is remote and not served by the country’s electrical grid. Flex Turbines are a well-suited source of the needed power for O&G production because they operate more than 99% of the time in extreme conditions, require little maintenance and can run on untreated field gas, which is otherwise typically flared as waste. While customers valued the enhanced uptime and environmental benefits of using waste gas instead of flaring it, the consequences of the O&G industry downturn made companies more hesitant to use scarce capital resources to purchase electrical generating equipment like Flex Turbines. Instead, energy companies were resorting to renting diesel generators for power production despite the resulting added pollution and lower operating time.
This led us to determine that our customers would more easily enjoy the benefits of our product offering if they could access clean electricity-on-demand as a service. With FLPS’ leasing options, customers can lease capacity or purchase the amount of power they actually used, with no up-front capital expenditure. Through this EaaS program, we deploy Flex Turbines for electricity-on-demand, which in the case of our O&G customers is powered exclusively by the available on-site field gas, which would otherwise be flared. The cost of our lease service option remains less than most customers typically pay for diesel fuel alone (not to mention the cost of renting the generators).
For the six months ended June 30, 2021, our two largest customers generated 18% and 17%, respectively of total revenue. In 2020, our three largest customers generated 23%, 14% and 10%, respectively, of our total revenue, and in 2019, our largest customer generated approximately 28% of our total revenue. Two customers accounted for 33% and 15%, respectively, of our accounts receivable balance as June 30, 2021. Two customers accounted for 15% and 14%, respectively, of our accounts receivable balance as of December 31, 2020. One customer accounted for 32% of our accounts receivable balance as of December 31, 2019. Accordingly, we are subject to customer concentration risk in the form of non-renewal or termination of lease contracts. For additional information, see “Risk Factors – Risk Factors Relating to our Business and Industry – If we fail to retain existing customers, derive revenue from existing customers consistent with historical performance or acquire new customers cost-effectively, our business could be adversely affected. We are subject to substantial customer concentration.”
Since the inception of FLPS, leasing has provided customers with higher uptimes in production and eliminated more than 985,000 tons of CO2. This turnkey, clean power solution makes it easier for customers to adopt our clean energy solution. We are adaptive to individual site issues and differences, supplying modular accessories such as fuel skids, switchgears, filters and other non-turbine apparatuses to projects based on their needs. The EaaS solution allows for broader exposure to markets that need to lower electricity costs, increase efficiency, decrease pollution and access on-demand, 24/7 base load power generation.
Each of our gas turbines consists primarily of a turbine engine, gear box, combustor and recuperator (collectively, a “Flex Turbine”). We refer to all of our deployable Flex Turbines together as our “turbine fleet.” Our 162 unit, 48.85 MW turbine fleet accelerates an independence from the energy grid in 10 MW and under applications including the following selling points:
•
Flexible:   Wide fuel tolerance using natural gases, oilfield flare gases, biogas, etc.

•
Rugged and Resilient:   Generally runs 24/7 in harsh environments and weather

•
Sustainable:   California Air Resources Board certified clean emission standards

•
Scalable:   Modularity and mobility to match changing power needs

•
Adaptable:   Standalone microgrids and integration with storage and renewables

•
Reliable:   Proven performance of high up-time, low maintenance long-lived assets (high uptime, 99%+)

•
Cogeneration:   CHP increases efficiency and savings, meeting California’s strict Air Quality Management District standards

Competitive Environmental Advantages vs. Industry Standard/Alternatives.   Flex Turbine power generation provides scalable, modular, on-site power to both off-grid environments and grid dependent environments. Diesel generators remain the industry standard in most remote, off-grid applications that are often home to extreme conditions (weather, temperature, etc.). Diesel, however, is more carbon intensive relative to natural gas, emitting on average 161 pounds of CO2 per million BTU (“mmbtu”) in comparison to 117 pounds of CO2 per mmbtu, respectively. Not only can natural gas turbines reduce emissions by approximately 30%, but because of its fuel flexibility, many times the Flex Turbine eliminates 100% of the diesel pollution by converting the gas that would otherwise have been flared into power.
Customer Service and Customization.   As an organization we are highly customer-centric. We have a service organization in place that responds 24/7 to support our customers. Our engineers act as consultants to our customers to meet their needs. We size our solution to each job by linking our Flex Turbines together in custom site configurations for each customer application. Our sense of urgency, especially in the leasing business, enables us to maintain very high uptimes. Our Flex Heat Recovery solutions do not try to force a customer’s application to conform to our design. Rather, our design is easily fitted to a customer’s specific application. We are a well-equipped manufacturing organization. Because we do not out-source manufacturing, we can make modifications to meet customer needs and produce service parts more quickly.
Flex Heat Recovery Solutions.   The technologies developed in our Flex Heat Recovery business supply critical components to the Flex Turbine. Namely, the Flex Recuperator is a proprietary high temperature and high-pressure heat exchanger that recovers waste heat in industrial processes into the energy cycle, thus significantly improving operating efficiency and reducing carbon emissions. Because our heat recovery technology was so effective in the Flex Turbine, we began investigating other markets in which the technology could be used to harvest wasted heat energy in high pressure and high temperature applications. Flex Heat Recovery products have been used in a broad array of applications, from the extension of the range of turbine powered destroyers in the British Navy, and in large scale fuel cell applications for power generation, to being prototyped into key components in the oncoming hydrogen economy, such as solid oxide fuel cells. Flex Heat Recovery products that we have developed include:
•
Plate-Fin: Modular, counter flow (high efficiency), low pressure drop, high flow, high temperature designs;

•
Fin-Tube: High efficiency counter flow, compact (1/4 size of a typical Shell & Tube), high pressure, 100% welded construction, high temperature, low pressure drop designs; and

•
Chevron: Highly configurable and scalable, low pressure drop, high temperature, primary surface design is material efficient (no expensive fin) designs.

Competitive Advantage of Flex Heat Recovery Solutions Technology
Power Generation – Improve efficiency and reduce CO2 emissions
•
Various gas turbines – Up to 28-50% increase in fuel efficiency and lower emissions

•
Nuclear power – Air to air heat exchangers to enhance reactor safety

•
Biogas to energy projects – Enables thermal storage and power generation from low grade biogases

Fuel Cells – Improve efficiency and reduce CO2 emissions
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Molten carbonate fuel cells – Up to 30% increase in fuel efficiency and reduced emissions

•
Solid oxide fuel cells – Up to 30% increase in fuel efficiency and reduced emissions

Energy Efficiency Projects
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Air preheating from waste heat energy for industrial processes – Reduces fuel and energy costs by recycling waste heat

Emissions Reduction Projects
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Exhaust heat reduction for treatment – Reduces cost of emissions control

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Carbon capture – Enables emissions reduction technologies that generate a return on investment

Automotive
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Combustion-based range extender for electric vehicles – Up to 28-50% increase in fuel efficiency and lower emissions

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Split cycle reciprocating engines – Up to 20% increase in fuel efficiency of diesel engines and corresponding emissions reduction

Our Industry
Natural gas is a compelling fuel for power production, as global economies seek cleaner alternatives to coal-fired and oil-fired power plants to fill the gap in demand not currently met by renewable energy sources.

In 2019, approximately 4.0 billion MWh were generated from utility-scale facilities, comprising 38% natural gas, 23% coal, 20% nuclear and 17% renewables.
The production of CO2 has been shown to be a contributing factor to global climate change. However, while the current generation of our gas turbines running on natural gas does produce some CO2, the amount produced by Flex Turbines is only a fraction of that produced by other forms of U.S. combustion power generation. Regardless, we may occasionally be negatively impacted by CO2-related changes in applicable laws, regulations, ordinances, rules, or the requirements of the incentive programs on which we and our customers currently rely.
Today approximately 70% of the world’s electricity is consumed by 10 countries and 850 million people. Approximately 11% of the world’s population currently lack access to electricity, according to the International Energy Agency’s 2019 World Energy Outlook. According to the IEA, as economic development worldwide spurs demand for electricity, approximately 10.0 million MWh of incremental power is expected to be needed by 2040. Further, we believe that many countries around the world, keenly focused on economics as well as the environment, will increasingly look to natural gas to displace environmentally dirtier fuels such as heavy fuel oil (HFO), automotive diesel oil (ADO), and coal that are used to generate power, particularly if natural gas is cheaper than these fuels.
The same can be said for the U.S. as its consumers continue to rely heavily on the grid for access to electricity, with the assumption that a given demand region is within close proximity to utility facilities. Furthermore, the reliability of electric utilities according to EIA’s System Average Interruption Duration Index (SAIDI), or the total time an average customer experiences non-momentary interruptions lasting longer than five minutes, has ranged between 3 and 8 hours per customer since 2013. In 2018, U.S. electricity customers averaged power outages of 5.8 hours per customer.
We believe the power industry’s future will be shaped by the mega-trends that favor the development of highly reliable, low pollution, distributed power systems and alternative energy sources that should drive demand for highly efficient Flex Turbines, Flex Heat Recovery solutions and other components of our technology suite. We believe our product offerings will be further instrumental in mega-trends such as:
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Continued growth in electricity demand, including for transportation

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Decarbonization efforts to mitigate climate change peril, including carbon taxes

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Natural gas as replacement for coal and oil-fired equipment and processes

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Secular shift to distributed generation to assure power quality and avoid the cost of expanding aging and inefficient transmission infrastructure

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Emergence of zero or low pollution alternative sources of power in the hydrogen economy, including fuel cells, solar and wind power

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A drive for energy efficiency causing every industry to look for ways to eliminate wasted energy consumption

Primary Applications
Converting Waste Gas to Useful Energy
The Flex Turbine can produce reliable, distributed electricity by running on waste fuels such as methane from landfills and CO2 heavy field gas from oil producing wells down to 350 BTUs, as well as synthetic gasses such as ethane produced in the refining process with up to 3,000 BTUs.
Improving Traditional Processes
Flex Heat Recovery solutions are most effective in high temperature, high pressure environments. These systems have a smaller footprint due to their design efficiency, making them ideal for retrofitting existing facilities. They are currently being evaluated by potential customers for the next generation of carbon capture technology, multiple fuel cell applications, and emissions reduction projects.
Enabling Clean Technology
We see efficient use of thermal energy as the key to energy efficiency in many of today’s most promising alternative fuel technologies, such as solid oxide fuel cells for power generation, traditional fuel cell technology for power, green hydrogen production, and certain heat as energy storage applications, like molten salt. We have sold Flex Heat Recovery production or prototype systems for each of these energy alternatives. In addition, components of the Flex Turbine have been integrated with renewable energy projects that provide heat from external sources to power the turbine and produce energy.
Our Market Opportunity
We believe that the world is looking for cleaner, reliable electrical power alternatives both to replace existing sources and to provide electrical power where electricity is not available or reliable. Additionally, we believe the adoption of new emerging technologies and fuels will expand our opportunities to grow.
In 2019, approximately 4.0 billion MWh were generated from utility-scale facilities, comprising 38% natural gas, 23% coal, 20% nuclear and 17% renewables. Natural gas is one of the most abundant and available sources of clean energy as market trends such as the electrification of vehicles and the phasing out of coal-fired plants becomes more commonplace.
Power generation from fossil fuels and the associated release of CO2 as a byproduct has been shown to be a contributing factor to global climate change. The world continues to rely on technology advances combined with best practices to reduce greenhouse gas emissions.
The following trends have increased onsite, lesser emissions power demand from customers in a growing number of markets, and we expect them to continue to do so:
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Continued growth in electricity demand, including for transportation

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Decarbonization efforts to mitigate climate change peril, including carbon taxes

•
Natural gas as replacement for coal and oil-fired equipment and processes

•
Secular shift to distributed generation to assure power quality and avoid the cost of expanding aging and inefficient transmission infrastructure

•
Emergence of zero or low pollution alternative sources of power in the hydrogen economy, including fuel cells, solar and wind power

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A drive for energy efficiency causing many industries to look for ways to eliminate wasted energy consumption

We believe that these trends will expand the market opportunity for Flex Turbine solutions and Flex Heat Recovery systems.
Our Growth Strategy
Our chief objective is to be a primary provider of clean, affordable and reliable energy. In order to accomplish this, we intend to:
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Accelerate growth in underpenetrated markets and expand our geographic footprint.   We believe the total market opportunity for modular, onsite power remains significantly under-penetrated in the U.S. The flexibility and reach of our leasing model, coupled with our scalable turbine packages, allow us to increase market penetration and enter new markets quickly and efficiently. We plan to strengthen our existing relationships and identify new sub-sectors to accelerate our growth. We will seek to enter new markets and geographies over time, both in the U.S. and internationally, where climate, demand for clean energy and regulatory policies position turbine power generation as an economically compelling alternative to centralized electric utilities.
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Continued deployment of our turbine fleet and heat recovery solutions to our customers.    We believe that integrated energy systems enhance the reliability, resiliency and predictability of turbine-generated electricity in certain markets, increasing the overall value proposition to customers. We expect demand for the Flex Turbine with on-board hot water heat exchanger, our combined heat and power (“CHP”) solution, to increase over time. We also expect continued requests by our customers to integrate our energy systems with existing energy storage (e.g. photovoltaic battery cells) to provide additional resiliency.

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Broaden and enhance service offerings.   We provide ongoing monitoring and service as a standard component of our leasing agreements. We believe there is significant market demand for long-term protection plans for customers who have chosen to finance or purchase systems rather than lease them, and we will strive to capture a significant share of this market. We plan to expand our green energy product and service offerings to provide further cost savings to our customers and optimize the performance of existing traditional processes.

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Increase Inventory to Shorten Delivery Times.   Flex Turbines currently are built upon order with a six or more month lead time from order to completion. By investing in additional inventory levels and building certain sub-assemblies in advance, we believe we can substantially shorten the time to delivery and thereby improve our appeal to customers searching for prompt energy solutions.

Competition
Our Flex Turbines broadly compete with existing technologies, including diesel generators, used in the generation of distributed power. Some of our competitors who produce distributed generation technology and products are large, well-capitalized companies with a global presence, significant brand recognition, economies of scale, and substantial product development, distribution, and marketing resources.
In remote locations, our Flex Turbines compete primarily with traditional internal combustion engine generators, such as those manufactured by Caterpillar, GE-Jenbacher, and Cummins, and provided by these companies as well as others such as Gravity, Moser, United Rentals, Aggreko and Baseline. These engine generators are a well-established technology and are often used as a lower-cost remote power or co-generation solution. These engines, however, have disadvantages that may outweigh the benefits, including relatively high emissions, high maintenance costs, higher levels of low frequency noise emissions, and require significant downtime for routine maintenance. In contrast, the Flex Turbine operating on natural gas, either pipeline or well gas, produces low levels of emissions, requires very limited routine maintenance, is sound-attenuated to 62 dba and has demonstrated a 99% uptime.
Where available, the cost of purchasing electricity from the electric utility grid is usually lower than acquiring the same amount of energy through a distributed generation technology. Utilities may charge customers using a distributed generation technology additional fees to connect to their grids, which distributed generation customers typically do when grid access is available. That said, where grid electricity is very expensive or where the utility grid is occasionally unreliable (particularly in remote or extreme environments), a distributed generation solution may be a viable and economic solution for many customers. In addition to the engine generator providers above, other turbine providers such as Capstone, OPRA and Siemens also provide solutions. Reasons why our Flex Turbine may be chosen include low emissions, a wide range of fuel acceptance, high reliability, low maintenance, and owned service response infrastructure. Additionally, we can provide additional economic value to our customers who repurpose or reuse wasted gas or heat for heating, cooling, dehumidification, and other uses with a heat recovery solution added to the Flex Turbine.
In the future, our Flex Turbines will likely compete with other distributed generation technologies, including solar-powered and wind powered microgrids, as well as emerging technologies like fuel cells. Solar and wind generation face the challenge of unreliable weather conditions and may require the use of storage technologies in order to mitigate the intermittent power generation. However, storage technology may not be sufficient to completely supplement the inconsistent power generated. Fuels cells and other emerging energy alternatives face the challenges of cost, performance and durability. Our Flex Turbine produces constant low emission electricity that is available 24/7 and has demonstrated 99% uptime performance.
We believe Flex Turbine competitive advantages include:
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Clean – low emissions, CARB approved

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Reliable – low maintenance (one 8-hour scheduled maintenance per year)

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Wide Fuel Tolerance – pipeline to well gas, propane, high H2S gas

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High Uptime – 99% uptime proven over 8 million operating hours

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Scalable – can operate individually or in parallel

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Valuable – high uptime maximizes customer revenue

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Zero Capex Leasing Solution – leasing model allows customers to limit capital expenditures

Flex Heat Recovery products compete against the products of other companies providing heat exchangers to the high temperature, high pressure heat transfer industry, including Alfa Laval, Mezzo Technologies, Munters and Sumitomo. Traditional heat exchanger companies fall into two broad categories: those that supply standard products and designs whereby customers fit a standard exchanger to their application and those that engineer specific one-off exchangers for specific customer applications. The standard product approach provides low costs with design inefficiencies such as size, shape and the custom approach provides optimal design at high cost. We have developed proprietary Flex Heat Recovery products that address both cost and configuration. Our solution provides a proprietary standard and scalable approach that also provides a customized solution for each customer’s application. This approach is especially important for developing technologies in the emerging hydrogen economy. These technologies include solid oxide fuel cells (SOFC) and molten carbonate fuel cells (MCFC). Existing and alternative energy technologies also benefit from custom heat exchanger solutions to drive peak efficiency. These applications include: internal combustion engines, large and small gas turbine recuperation, combine heat and power projects, and emissions reduction equipment. In each application, customers typically value compactness, thermal efficiency, and custom designs over price and lead-time.
Flex Heat Recovery solutions competitive advantages include:
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Very high temperature, high pressure capability

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Low pressure drop

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Highly efficient design

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Customizable to meet customer needs

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Scalable

Employees
As of July 31, 2021, we had 99 full-time employees. Of those, 8 employees are engaged in commercial functions (including sales and marketing), 60 employees are engaged in customer service, and 14 employees are engaged in engineering functions (including field support, production support and research and development). None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.
Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of equity-based compensation awards. For more information regarding our equity incentive plans, see “Executive Compensation – Equity Compensation.”
Intellectual Property
We believe that neither we nor our competitors can achieve a significant proprietary position on the basic technologies currently used in turbine systems. As such, we generally rely on trade secret protection with respect to our processes or software, such as our manufacturing processes, specific software applications related to our O&G customers, and with respect to core technology in our heat exchanger business. We also believe, however, that our technology, components and manufacturing processes are difficult to reverse engineer. As of June 30, 2021, we had nine issued U.S. patents (expiring generally between 2021 and 2037), 15 patents issued in other countries (expiring generally between 2024 and 2037), and two patent applications in process, with one patent application pending in the U.S. and one patent application pending internationally. As discussed above, Ingersoll Rand invested over $250 million from 1996 through 2010 on certain technology development and this investment has contributed to developing our intellectual property portfolio and trade secrets, in particular regarding our software applications related to our O&G customers, among other things. Our issued patents and pending patent applications generally relate to combustor, recuperator, core engine, heat exchanger, and gearbox technologies.
In general, our employees are party to agreements providing that all inventions, whether patented or not, made or conceived while being our employee, which are related to or result from work or research that we perform, will remain our sole and exclusive property. In addition, we also rely on contractual protections with our customers, suppliers, and distributors, in addition to our security measures, to protect our trade secrets and know-how.
We made the strategic decision to focus our patent portfolio on those patents that we believe will be beneficial to our business and, as a result, have ceased using certain patents that we believe will have no or limited use. Please see section captioned “Risk Factors – Risk Factors Relating to our Business and Industry – Our failure to adequately protect our intellectual property rights could impair our ability to compete effectively or defend ourselves from litigation, which could harm our business, financial condition, and results of operations” for further discussion regarding our intellectual property.
Engineering
Because the clean energy technology industry is characterized by its early state of adoption, our ability to compete successfully is heavily dependent upon our ability to ensure a continual and timely flow of competitive products, services, and technologies to the marketplace. We continue to engineer and develop new products and technologies and to enhance existing products in the areas of cost, size, weight, and in supporting service solutions in order to drive commercialization.
Facilities
We recently completed the relocation of our manufacturing and office space from a single facility in Portsmouth, New Hampshire where approximately 42 of our employees were located. We relocated our office space to our new corporate headquarters at 112 Corporate Drive, Portsmouth, New Hampshire, and our manufacturing capabilities have been relocated to our facility located in Dover, New Hampshire.
We also lease office space and service facilities in various locations described below. These facilities together comprise approximately 96,010 square feet of space. On December 23, 2020, we signed a new lease for 5,800 square feet of space for our new Portsmouth, New Hampshire corporate headquarters. The lease term begins in February 2021 and expires in June 2024. Our current lease for our Dover facility was entered into in January 2019 and expires in June 2027. In addition to our corporate headquarters, we lease office space located in Greenwood Village, Colorado. Our current lease for our Greenwood Village facility was entered into in May 2018 and expires in September 2023. We also have service facilities located in (i) Odessa, Texas; (ii) Alexander, North Dakota; and (iii) Grand Prairie, Alberta, Canada. Our current lease for our Odessa facility was entered into in August 2019 and expires in August 2024. Our current lease for our Alexander facility was entered into in May 2016 and is currently on a month to month basis. Our current lease for our Grand Prairie facility was entered into in January 2016 and expires in December 2021. We believe our facilities are adequate to support our business for at least the next twelve months.
Legal Proceedings
From time to time, we are involved in legal proceedings or subject to claims arising in the ordinary course of our business. Although the results of legal proceedings and claims cannot be predicted with certainty, we are not currently party to any legal proceedings the outcome of which, in the opinion of our management, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition or cash flows. In a situation where the outcome of a legal proceeding would be adverse to our interests, we anticipate that most payments we may be required to make in connection therewith would be adequately covered by our existing insurance policies.

MANAGEMENT
Executive Officers and Directors
The following table sets forth information about our executive officers and directors, as of September   , 2021:
Name	Age	Position(s)
Executive Officers
Mark Schnepel	46	Chief Executive Officer
Wes Kimmel	38	Chief Financial Officer
Doug Baltzer	52	Chief Commercial Officer
Non-Employee Directors
Thomas Denison	60	Director
Patrick Connelly	45	Director
George Walker	64	Director
Executive Officers
Mark Schnepel has been the President of FEES since 2013. Concurrently with the completion of the Contribution Transaction, Mr. Schnepel will assume the role of President and Chief Executive Officer of FGS. He brings more than 20 years of manufacturing and development experience in the turbo machinery industry. He first joined the Ingersoll Rand Energy Systems turbine business in 2000 and transitioned with us when we purchased that business in 2011. His responsibilities have included: product engineering, test engineering, lab operations, manufacturing operations, procurement, business development, and field service. Prior to Ingersoll-Rand and our company, Mr. Schnepel worked as a production engineer for the Tech-Ceram Corporation, a high-volume electronics package manufacturer. He is based in Portsmouth NH. Mr. Schnepel received a B.S. in Mechanical Engineering from Union College.
Doug Baltzer has been the President of FLPS since 2013. Concurrently with the completion of the Contribution Transaction, Mr. Baltzer will assume the role of President and Chief Commercial Officer of FGS. He is responsible for our growth initiatives, business development and overall commercial management. Mr. Baltzer has over 27 years of experience in senior management positions. His roles have ranged from Regional Manager, National Director and President at companies including Northland Power Service, Aggreko, FEI and FLPS. Over the past 15 years, he has been involved in five start-up companies and has helped raise more than $75 million in venture capital to support each company’s growth goals. Mr. Baltzer received a B.S. in Business and Finance from Tabor College and an Executive M.B.A. from the University of Denver.
Wes Kimmel has been the Chief Financial Officer and Secretary of FEES since 2013. Concurrently with the completion of the Contribution Transaction, Mr. Kimmel will assume the role of Chief Financial Officer, Treasurer and Secretary of FGS. Prior to joining us, he was Vice President of RNS Capital Partners, a private equity firm with a significant indirect equity stake in our company. While at RNS Capital Partners, Mr. Kimmel worked closely with our management on internal finance, fundraising, sales and marketing plans, and strategic initiatives. Prior to RNS Capital Partners, he was an associate at First Reserve Corporation, an energy-focused private equity firm, where he helped manage the firm’s investments in power generation and oilfield services. Prior to First Reserve Corporation, Mr. Kimmel worked in both the Mergers & Acquisitions group and Leveraged Finance group at Morgan Stanley. He graduated Phi Beta Kappa from Washington and Lee University with majors in Economics and American History.
Non-Employee Directors
George Walker is the Chairman of our board of directors and our lead independent director. From July 2014 until April 2020 he was the Chief Executive Officer of Cahill Services, LLC, a Houston-based provider of specialty rental services to customers in the O&G, refining, industrial, petrochemicals, utilities and related industries. Since March 2020, Mr. Walker has also served as the Chairman of the board of directors of Cahill Services, LLC. With more than 35 years of domestic and international expertise in the industrial service sector Mr. Walker is practiced in dealing with all aspects of commercial business development in both mature and developing markets. Mr. Walker retired from Aggreko LLC in July 2014 after 27 years, where he served as President of the North American region and Executive Director on the Main Board of Aggreko PLC. He had been a part of or led the acquisition of more than ten companies during his years at Aggreko. Mr. Walker received a Bachelor of Business Administration degree in Finance from the University of Texas.
Thomas Denison is a 30-year participant in the private equity energy business. He is currently and since 2010 has been the managing partner of RNS Capital Partners, a closely held, private equity firm with portfolio companies in technology, energy and service businesses. Prior to co-founding RNS Capital Partners, Mr. Denison served ten years as managing director and general counsel for First Reserve Corporation, an energy-focused private equity firm. Mr. Denison joined First Reserve Corporation after an 11-year career with Gibson, Dunn & Crutcher, LLP. He was a partner in the firm at the time of his departure. Mr. Denison holds a Bachelor of Science degree from the University of Denver in Business, and a Juris Doctorate from the University of Virginia School of Law.
Patrick Connelly is a Co-Managing Partner of Amberjack Capital Partners, a Houston based private equity firm that provides growth equity capital and strategic support to innovative companies serving the infrastructure, industrial and energy industries. Before joining Amberjack Capital Partners, Mr. Connelly invested in numerous oilfield service companies in the U.S. and Canada through his work as a Managing Director at SCF Partners, an energy focused private equity fund. Mr. Connelly’s career began as active duty infantry officer in the US Army, serving in leadership roles during multiple overseas assignments. Mr. Connelly received a Bachelor of Science degree from the U.S. Military Academy at West Point, a Master of Public Administration from Harvard’s Kennedy School of Government, and a Master of Business Administration from Harvard Business School.
Board Composition and Leadership Structure
Our board of directors is composed of three directors, all of whom are independent directors (other than for purposes of audit committee independence requirements). All of our independent directors are highly accomplished and experienced business leaders in their respective fields, who have demonstrated leadership in significant enterprises and are familiar with board processes. Each of our directors holds a one-year term of office until our next annual meeting of stockholders and serves until his or her successor is duly elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal.
George Walker serves as our lead independent director. As lead independent director, George Walker presides over executive sessions of our independent directors, and perform such additional duties as our board of directors may otherwise determine and delegate. As a result, we believe that the lead independent director can help ensure the effective independent functioning of our board of directors in its oversight responsibilities.
Board Oversight of Risk
Our board of directors has an active role, as a whole and also at the committee level, in overseeing the management of our risks. Our board of directors is responsible for general oversight of risks and regular review of information regarding our risks, including credit risks, liquidity risks and operational risks. The compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. The audit committee is responsible for overseeing the management of risks relating to accounting matters and financial reporting. The nominating and corporate governance committee is responsible for overseeing the management of risks associated with the independence of our board of directors and potential conflicts of interest. Although each committee is responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors is regularly informed through discussions from committee members about such risks. Our board of directors believes its administration of its risk oversight function has not negatively affected the board of directors’ leadership structure.
Code of Ethics
We have adopted a Code of Ethics applicable to our directors, executive officers and employees that complies with the rules and regulations of Nasdaq. Upon the completion of this offering, a copy of the Code of Ethics will be available on our website at www.flexenergy.com and will be provided without charge upon request to us in writing at 112 Corporate Drive, Portsmouth, NH 03801. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.
Board Committees
The standing committees of our board of directors currently include an audit committee, a compensation committee, and a nominating and corporate governance committee. Each of the committees report to the board of directors as they deem appropriate and as the board of directors may request. The composition, duties and responsibilities of these committees are set forth below.
Audit Committee
Our audit committee consists of Messrs. Walker, Denison and Connelly. The board of directors has determined that Mr. Walker is independent under Nasdaq listing standards and Rule 10A-3(b)(1) under the Exchange Act. The chairperson of our audit committee is George Walker. The board of directors has determined that Patrick Connelly is an “audit committee financial expert” within the meaning of SEC regulations. Our board of directors has also determined that each member of the audit committee has the requisite financial expertise required under the applicable requirements of Nasdaq. In arriving at this determination, the board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.
In accordance with Rule 10A-3(b)(1)(iv) under the Exchange Act, within 90 days from the effectiveness of the registration statement of which this prospectus is a part, the audit committee will consist of a majority of independent directors (for purposes of Rule 10A-3(b)(1)), and within one year from the effectiveness of the registration statement of which this prospectus is a part, the audit committee will consist solely of independent directors.
The primary purpose of the audit committee is to discharge the responsibilities of the board of directors with respect to our accounting, financial, and other reporting and internal control practices and to oversee our independent registered accounting firm. Specific responsibilities of our audit committee include:
•
selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•
helping to ensure the independence and performance of the independent registered public accounting firm;

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discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

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developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

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reviewing policies on risk assessment and risk management;

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reviewing related party transactions;

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obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes our internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

•
approving (or, as permitted, pre-approving) all audit and all permissible non-audit service to be performed by the independent registered public accounting firm.

Compensation Committee
The compensation committee consists of Messrs. Walker, Denison and Connelly. Our Board has determined each member is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act. The chairperson of the compensation committee is George Walker. The primary purpose of the compensation committee is to discharge the responsibilities of the board of directors to oversee our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. Specific responsibilities of the compensation committee will include:
•
reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, if any is paid by us, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

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reviewing and approving on an annual basis the compensation, if any is paid by us, of all of our other officers;

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reviewing on an annual basis our executive compensation policies and plans;

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implementing and administering our incentive compensation equity-based remuneration plans;

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assisting management in complying with our proxy statement and annual report disclosure requirements;

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approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

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if required, producing a report on executive compensation to be included in our annual proxy statement; and

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reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Nominating and Corporate Governance Committee
Our nominating and corporate governance committee consists of Messrs. Walker, Denison and Connelly. Our board of directors has determined each member is independent under Nasdaq listing standards. The chairperson of our nominating and corporate governance committee is George Walker. Specific responsibilities of the compensation committee will include:
•
making recommendations to our board of directors regarding candidates for directorships;

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making recommendations to our board of directors regarding the size and composition of our board of directors;

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overseeing our corporate governance policies and reporting; and

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making recommendations to our board of directors concerning governance matters.

EXECUTIVE COMPENSATION
Summary Compensation Table
The following table presents summary information regarding the total compensation awarded to, earned by, and paid to our principal executive officer and each of our named executive officers during fiscal years 2019 and 2020. These individuals are our named executive officers for 2019 and 2020:
Name and Principal Position	Fiscal Year	Salary(1) ($)	Bonus(2) ($)	Equity Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Mark Schnepel Chief Executive Officer	2020	253,005	55,000	—	—	—	308,005
	2019	262,948	30,000	—	—	—	292,948
Wes Kimmel Chief Financial Officer	2020	236,512	65,000	—	—	—	301,512
	2019	245,077	60,000	—	—	—	305,077
Doug Baltzer Chief Commercial Officer	2020	246,672	70,000	—	—	—	316,672
	2019	232,848	105,899	—	—	—	338,747

(1)
The amounts report for fiscal year 2020 represent salary actually paid during 2020. In direct response to the uncertainties arising from the COVID-19 pandemic on the Company’s operations, the base salaries for Mark Schnepel and Wes Kimmel were subject to temporary salary reductions during 2020. The base salaries that otherwise would have been payable to Mark Schnepel and Wes Kimmel were $262,141 and $245,082 respectively.

(2)
The amounts reported for fiscal year 2020 represent the discretionary bonus amounts earned and awarded to our named executive officers in 2020. Mark Schnepel received payment of $28,417 in 2020, while $26,583 was deferred and will be paid during 2021. Wes Kimmel received payment of $33,583 in 2020, while $31,417 was deferred and will be paid in 2021.

Equity Compensation
FlexEnergy Green Solutions, Inc. 2021 Incentive Award Plan
Our 2021 Incentive Award Plan (the “2021 Plan”) was adopted by our board of directors in                   2021 and approved by our stockholders in                   2021. The 2021 Plan allows the compensation committee to make equity-based incentive awards to our officers, employees, directors, and other key persons, including consultants.
Authorized Shares.   We have initially reserved             shares of our common stock for the issuance of awards under the 2021 Plan. This number will be subject to adjustment in the event of a stock split, stock dividend, or other change in our capitalization. The shares we issue under the 2021 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of stock, expire, or are otherwise terminated, other than by exercise, under the 2021 Plan will be added back to the shares of common stock available for issuance under the 2021 Plan.
Non-Employee Director Limit.   Our 2021 Plan contains a limitation whereby the value of all awards under our 2021 Plan and all other cash compensation paid by us to (i) any non-employee director in any fiscal year may not exceed $350,000, and (ii) any non-employee chair of the board of directors, the Audit Committee, the Compensation Committee or the Nominating and Governance Committee in any fiscal year may not exceed $500,000.
Administration.   The 2021 Plan will be administered by our compensation committee. Our compensation committee will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2021 Plan.
Eligibility.   Persons eligible to participate in the 2021 Plan will be those employees, non-employee directors and consultants, as selected from time to time by our compensation committee at its discretion.
Options.   The 2021 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant unless the option is granted as a substitute award in assumption of, or in substitution for, outstanding awards previously granted by an entity that we acquire. The term of each option will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.
Stock Appreciation Rights.   Our compensation committee may award stock appreciation rights subject to conditions and restrictions it determines. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price may not be less than 100% of the fair market value of our common stock on the date of grant. The term of each stock appreciation right will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each stock appreciation right may be exercised.
Restricted Stock and Restricted Stock Units.   Our compensation committee may award restricted shares of common stock and restricted stock units to participants subject to conditions and restrictions it determines. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period.
Other Equity-Based Awards.   Our compensation committee may make other equity-based or equity-related awards not otherwise described by the terms of the 2021 Plan.
Dividend Equivalents.   A dividend equivalent is the right to receive payments in cash or in stock, based on dividends with respect to shares of stock. Dividend equivalents may be granted to participants in tandem with another award or as freestanding awards.
Change in Control.   The 2021 Plan provides that upon the effectiveness of a transaction that affects our common stock (including a “Change in Control,” as defined in the 2021 Plan, a recapitalization, stock split, reverse stock split, spin-off, reorganization, or similar transaction) or any unusual or infrequent event that affects us, an affiliate, or our financial statements or the financial statements of an affiliate, our compensation committee may, without limitation, provide (i) for the substitution or assumption of awards under the 2021 Plan, (ii) that options or stock appreciation rights that would not otherwise become exercisable prior to the Change in Control will be exercisable as to all common shares subject thereto and that any options or stock appreciation rights not exercised prior to the consummation of the Change in Control will terminate and be of no further force and effect as of the consummation of the Change in Control, and/or (iii) for the canceling any one or more outstanding awards and causing to be paid to the holders thereof, in cash, common stock, other securities or other property, or any combination thereof, the value of the awards, if any, as determined by our compensation committee, among other things.
Amendment.   Our board of directors may amend or discontinue the 2021 Plan and our compensation committee can amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2021 Plan will require the approval of our stockholders.
No awards may be granted under the 2021 Plan after the date that is ten years from the date of stockholder approval of the 2021 Plan. No awards under the 2021 Plan have been made as of the filing date of this registration statement.

FlexEnergy, Inc. 2016 Target Incentive Plan
FEI adopted the 2016 Plan in October 2016. The 2016 Plan provides for the grant of cash payment awards, payable upon satisfaction of a performance condition (i.e. the occurrence of a Qualifying Sale constituting a Change in Control of FEI (as these terms are defined in the 2016 Plan)) and a service vesting condition (i.e. the vesting of an award based on continuous service). Under the 2016 Plan, cash payment awards of $3,248,821 in aggregate have been granted, and we do not expect there will be any further awards under the 2016 Plan. There is no settlement payment of an award under the 2016 Plan unless and until there is a Qualifying Sale which also constitutes a Change in Control of FEI (as these terms are defined in the 2016 Plan) prior to the earlier of a Termination Transaction (as defined in the 2016 Plan) or the termination of the 2016 Plan or January 1, 2026. To constitute a Qualifying Sale, a sale or series of sales of assets or ownership must result in the holders of Series A Units of FPS receiving more than $64.00 per Series A Unit. A total of 1,000,000 Series A Units are currently issued and outstanding.
FlexEnergy, Inc. 2013 Equity Incentive Plan
FEI adopted the 2013 Plan in January 2013. Payments under the 2013 Plan have been frozen and there will be no further grants made under the 2013 Plan. Under the 2013 Plan, an aggregate payment of $633,040 is due to the participants on the earlier of January 1, 2023 or a Change of Control of FEI (as defined in the 2013 Plan).
Other Elements of Compensation
401(k) Plan
We maintain a tax-qualified 401(k) retirement plan for all employees who satisfy certain eligibility requirements, including requirements relating to age. We match any contributions made by our employees (up to 6% of an employee’s wages), including executives. We temporarily suspended our matching contribution from June 2020 through December 2020, but have resumed this matching contribution as of January 1, 2021. We intend for our 401(k) plan to qualify under Section 401(a) and 501(a) of the Code so that contributions by employees to our 401(k) plan, and income earned on those contributions, are not taxable to employees until withdrawn from our 401(k) plan.
Executive Compensation Arrangements
In connection with the Contribution Transaction, we will enter into an executive employment agreement with Mark Schnepel under which Mr. Schnepel (i) serves as President and Chief Executive Officer of FGS, (ii) serves as President and Chief Executive Officer of FEES, (iii) receives a base salary of $270,000, (iv) will receive      shares of common stock of FGS after the one year anniversary of the consummation of this offering, provided certain conditions are met; and (v) after the consummation of this offering, will receive a recommendation by FEES to the board of directors of FGS that he receive a stock option award to purchase     shares of common stock of FGS. Mr. Schnepel was originally promoted to President and Chief Executive Officer of FEES in 2013.
In connection with the Contribution Transaction, we will enter into an executive employment agreement with Wes Kimmel under which Mr. Kimmel (i) serves as Chief Financial Officer, Treasurer and Secretary of FGS, (ii) serves as Chief Financial Officer and Secretary of FEES, (iii) receives a base salary of $270,000, (iv) will receive      shares of common stock of FGS after the one year anniversary of the consummation of this offering, provided certain conditions are met; and (v) after the consummation of this offering, will receive a recommendation by FEES to the board of directors of FGS that he receive a stock option award to purchase     shares of common stock of FGS. Mr. Kimmel was originally promoted to Chief Financial Officer and Secretary of FEES in 2013.
In connection with the Contribution Transaction, we will enter into an executive employment agreement with Doug Baltzer under which Mr. Baltzer (i) serves as President and Chief Commercial Officer of FGS, (ii) serves as President of FLPS, (iii) receives an annual base salary of $270,000, (iv) will receive      shares

of common stock of FGS after the one year anniversary of the consummation of this offering, provided certain conditions are met; and (v) after the consummation of this offering, will receive a recommendation by FEES to the board of directors of FGS that he receive a stock option award to purchase     shares of common stock of FGS. Mr. Baltzer was originally employed as President of FLPS in 2013.
Each named executive is also eligible to participate in, and receive one or more grants under, the 2021 Plan. Additionally, from time to time, our board of directors may approve annual bonuses for our named executives based on individual performance, company performance, or as otherwise determined to be appropriate.
Under the terms of each named executive’s employment agreement, the term of the executive’s employment continues until terminated by the executive or by us. Upon termination, each named executive will be entitled to accrued base salary and any unpaid expense reimbursements.
Potential Payments upon Termination
If we terminate a named executive’s employment without Cause outside of the six-month period immediately before or after a Change of Control (as these terms are defined in the executive’s employment agreement), then the executive will be entitled to accrued base salary and any unpaid expense reimbursements, plus (i) cash severance equal to six months of the executive’s base salary paid over a six-month period or, (ii) if we elect to extend the executive’s post-employment non-competition obligations from six months to 12 months, then cash severance equal to 12 months of the executive’s base salary paid over a 12-month period.
Alternatively, a named executive will be entitled to accrued base salary and any unpaid expense reimbursements, plus cash severance equal to 12 months of the executive’s base salary paid over a 12-month period if (i) the executive terminates the executive’s employment for Good Reason (as defined in the executive’s employment agreement) during the six-month period immediately before or after a Change of Control, or (ii) we terminate the executive’s employment without Cause during the six-month period immediately before or after a Change of Control.
Each named executive’s employment agreement conditions any payment of severance upon execution, effectiveness and irrevocability of a General Release (as defined in the executive’s employment agreement).
Outstanding Cash Awards at Fiscal Year-End
The following table summarizes the amounts under the 2016 Plan and 2013 Plan for each named executive officer as of December 31, 2020 that will payable on the terms of the respective plan:
Name	Award Date	Plan	Cash Award(1)
Mark Schnepel	February 6, 2013	2013 Plan	$108,542
	October 27, 2016	2016 Plan	$958,310
Wes Kimmel	June 30, 2014	2013 Plan	$35,442
	October 27, 2016	2016 Plan	$764,558
Doug Baltzer	—	2013 Plan	$0
	—	2016 Plan	$0

(1)
As discussed above, under the 2013 Plan, an aggregate payout of $633,040 will be due to the participants upon the earlier of January 1, 2023 or a Change of Control (as defined in the 2013 Plan). Also, under the 2016 Plan an aggregate payout of $3,248,821 will become due to the participants if (and only if) a Change in Control (as defined in the 2016 Plan) that constitutes a Qualifying Sale (as defined in the 2016 Plan) occurs on or prior to on January 1, 2026.

Director Compensation
We do not currently have a formal policy with respect to compensating our non-employee directors for service as directors, except that our 2021 Plan contains a limitation whereby the value of all awards under our 2021 Plan and all other cash compensation paid by us to (i) any non-employee director in any fiscal year may not exceed $350,000, and (ii) any non-employee chair of the board of directors, the Audit Committee, the Compensation Committee or the Nominating and Governance Committee in any fiscal year may not exceed $500,000. We have entered into a board chairperson compensation agreement with Mr. Walker, pursuant to which he will receive an annual retainer fee of $125,000, paid in increments of $31,250 at the end of each calendar quarter and will be reimbursed for expenses incurred in connection with his service. Mr. Walker is also eligible to participate in, and receive one or more grants under, our 2021 Plan. Following the consummation of this offering, we anticipate that directors who are not also officers or employees of FGS will receive compensation for their service on our board of directors and committees thereof. The amount and form of this compensation has not yet been determined. Each non-employee director will be reimbursed for out-of-pocket expenses incurred in connection with attending board and committee meetings.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Related Party Transactions
Thomas Denison and Patrick Connelly are each affiliated with entities (including RNS and TRF) that have invested in FPS, our sole stockholder prior to this offering as a result of the Contribution Transaction. These affiliated entities of Messrs. Denison and Connelly together hold a controlling interest in FPS and also hold some of the Notes that are currently due in full as of October 31, 2022. See “Risk Factors – Risk Factors Relating to Ownership of Our Common Stock – Our largest stockholder, FPS, has a series of senior secured notes that are currently due in full at October 31, 2022, that if not extended or renegotiated, could cause FPS to sell shares of our common stock, which could adversely affect our stock price.”
George Walker holds preferred units of FPS representing less than 1% of the fully diluted equity capital of FPS.
Debt
As discussed more fully in “Risk Factors – Risk Factors Relating to Ownership of Our Common Stock – Our largest stockholder, FPS, has a series of senior secured notes that are currently due in full at October 31, 2022, that if not extended or renegotiated, could cause FPS to sell shares of our common stock, which could adversely affect our stock price,” since December 2015, FPS has entered into the Notes (whereby FPS contributed the cash received from the Notes to FEI and FLPS as capital) that, as of June 30, 2021, have an aggregate amount outstanding of $25.51 million. The Notes accrue interest in amounts ranging from 8% to 12% per annum and are due and payable in full on October 31, 2022. Further, in connection with the Contribution Transaction, FPS will pledge its shares of FGS in favor of the FPS Noteholders.
FPS’ Series B Preferred Units
As discussed more fully in “Risk Factors – Risk Factors Relating to Ownership of Our Common Stock – The agreement governing FPS’ Series B Preferred Units restricts our business and our ability to engage in certain corporate and financial transactions or in other businesses” and “Risk Factors – Risk Factors Relating to Ownership of Our Common Stock– FPS’ Series B and Series B-1 Units have redemption rights that, if exercised, could cause FPS to sell shares of our common stock to pay for the redemption, which could adversely affect our stock price”, FPS’ Series B Units may be called for redemption by a holder at any time by delivering written notice to FPS. The aggregate redemption price for FPS’ Series B Units is $37.22 million as of June 30, 2021. FPS’ Series B-1 Units may be called for redemption by a holder at any time by delivering written notice to FPS. The aggregate redemption price for FPS’ Series B-1 Units is $17.98 million as of June 30, 2021. In addition, under the terms of FPS’ Series B Preferred Units, FPS has agreed to certain covenants that our board believes restrict our ability to do business and enter into certain financial transactions.
SAFE Transaction
On August 16, 2021, FPS entered into the SAFE Transaction with RNS and TRF whereby each of RNS and TRF paid $1.00 million to FPS (with the option for FPS to call an additional $0.50 million from each) in exchange for the right to receive right to receive from FPS (i) if the underwriters’ over-allotment exercise is exercised, the Cash Payment or (ii) if there is no over-allotment exercise or if the net proceeds received by FPS as a result of an over-allotment exercise are insufficient to pay the full Cash Payment to RNS and TRF, a number of the shares of FGS common stock issued to FPS in the Contribution Transaction equal to the amount invested minus 80% of the Cash Payment, divided by 80% of the issuance price per share in this offering. The proceeds from the SAFE Transaction were contributed by FPS to FEI and FLPS as capital.
Registration Rights Agreement
In connection with the Contribution Transaction, we will enter into a Registration Rights Agreement (the “Registration Rights Agreement”) with FPS, RNS and TRF which provides certain registration rights to FPS, RNS and TRF and pursuant to which we are obligated, upon request from FPS, RNS or TRF (but subject to customary limitations provide for in the Registration Rights Agreement) to register for resale under the Securities Act the shares of our common stock issued to FPS in the Contribution Transaction. Subject to certain exceptions, we will bear all expenses of each registration pursuant to the Registration Rights Agreement, other than Selling Expenses (as defined in the Registration Rights Agreement).
Our Relationship with FPS
As a result of the Contribution Transaction, FGS will become a wholly owned subsidiary of FPS. Following this offering, we expect that FPS will continue to hold at least      % of our outstanding common stock for the foreseeable future, and as a result FPS will continue to have significant influence over our business. For additional information regarding our relationship with FPS, see “Risk Factors – Risk Factors Relating to Ownership of Our Common Stock – After this offering, voting control with respect to our company will remain concentrated in the hands of FPS. FPS will continue to be able to exercise significant influence on us” and “Risk Factors – Risk Factors Relating to Ownership of Our Common Stock – We are a “controlled company” within the meaning of the rules of Nasdaq and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements.”
Indemnification Agreements and Directors’ and Officers’ Liability Insurance
Section 145 of the Delaware General Corporation Law authorizes the board of directors of a corporation to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.
Our Certificate of Incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for breach of the fiduciary duty of care, but will be liable for monetary damages for the following:
•
any breach of their duty of loyalty to our company or our stockholders;

•
any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•
unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•
any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.
In addition, our Certificate of Incorporation and Bylaws provide that we will indemnify and hold harmless, to the fullest extent permitted by the Delaware General Corporation Law, any director or officer who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the corporation or, while a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees and other amounts) reasonably incurred. The foregoing rights to indemnification generally do not apply to a proceeding initiated by a director or officer unless the proceedings were approved by our board of directors, the indemnification is required by law or the director or officer is seeking enforcement of the indemnification and advancement rights. Our Certificate of Incorporation and our Bylaws will also provide that we must pay the expenses (including attorneys’ fees) incurred by a director or officer in defending any proceeding in advance of its final disposition, provided that such payment of expenses in advance of the final disposition of the proceeding will be made only upon receipt of an undertaking by such director or officer to repay all amounts advanced if it is ultimately determined that the director or officer is not entitled to be indemnified.
Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, or otherwise participating in any such action, suit, arbitration, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.
The limitation of liability and indemnification provisions that are expected to be included in our Certificate of Incorporation, Bylaws and in indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.
We plan to obtain insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.
Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.
The underwriting agreement to be filed as Exhibit 1.1 to the registration statement of which this prospectus is a part will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

PRINCIPAL AND SELLING STOCKHOLDERS
The following table and footnotes below sets forth information regarding the beneficial ownership of shares of our common stock as of September   , 2021 for:
•
the selling stockholder;

•
each person known by us to beneficially own more than 5% of our common stock;

•
each of the directors and named executive officers individually; and

•
all of our directors and executive officers as a group.

The number of shares beneficially owned by each stockholder is determined under rules of the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, warrants or other rights held by that person that are currently exercisable or will become exercisable within 60 days after September   , 2021 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.
We have based our calculation of the percentage of beneficial ownership prior to this offering on                   shares of common stock presumed to be outstanding as of September   , 2021 after giving effect to the Contribution Transaction. For more information about estimated number of shares outstanding, see “Dilution.” We have based our calculation of the percentage of beneficial ownership after this offering on the sale of                   shares of common stock in this offering excluding any potential purchases in this offering by the persons and entities named in the table below.
Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o FlexEnergy Green Solutions, Inc, 112 Corporate Drive, Portsmouth, NH 03801.
Beneficial Ownership After the Offering
	Beneficial Ownership Before this Offering		Number of Shares Being Offered	Assuming No Exercise of the Underwriters’ Option		Assuming the Underwriters’ Option is Exercised in Full
Name of beneficial owner	Shares	%		Shares	%	Shares	%
5% and Selling Stockholder
FlexEnergy Power Solutions, LLC(1)		100%	—	—	%	—	%
Named Executive Officers
Mark Schnepel			—	—	—	—	—
Wes Kimmel	—	—	—	—	—	—	—
Doug Baltzer	—	—	—	—	—	—	—
George Walker	—	—	—	—	—	—	—
Thomas Denison	—	—	—	—	—	—	—
Patrick Connelly	—	—	—	—	—	—	—
All executive officers and directors together as a group (6 persons)(1)	—	—	—	—	—	—	—

(1)
The Managers of FPS are Thomas Denison and Patrick Connelly, each of whom may be deemed to have shared voting and investment power over the shares of our common stock owned by FPS.

DESCRIPTION OF CAPITAL STOCK
General
Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share.
The following description of our capital stock and provisions of our Certificate of Incorporation and Bylaws are summaries and are qualified by reference to our Certificate of Incorporation and Bylaws. Copies of these documents will be filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part.
Common Stock
Immediately prior to the closing of this offering, there will be             shares of our common stock outstanding and held of record by one stockholder, assuming the completion of the Contribution Transaction immediately prior to the completion of this offering.
Voting Rights
Holders of our common stock are entitled to one vote per share of common stock. Holders of shares of common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders. We do not provide for cumulative voting for the election of directors in our Certificate of Incorporation.
Economic Rights
Dividends.   Subject to preferences that may apply to shares of preferred stock outstanding at the time, if any, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine. See “Dividend Policy” for more information. Any dividend or distributions paid or payable to the holders of shares of common stock will be paid pro rata, on an equal priority, pari passu basis.
Right to Receive Liquidation Distributions.   Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders will be distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Preferred Stock
Under the terms of our Certificate of Incorporation, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, designations, powers and restrictions, including voting powers, dividend rights, conversion and redemption rights and liquidation preferences, of each series of preferred stock.
The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Choice of Forum
Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty by any of our directors, officers, or stockholders owed to us or our stockholders; (3) any action arising pursuant to any provision of the Delaware General Corporation Law, our Certificate of Incorporation or our Bylaws; or (4) any action asserting a claim against us governed by the internal affairs doctrine, except for, as to each of (1) through (4) above, any claim (A) as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction. If an action is brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. Although we believe this provision benefits us by providing increased consistency in the application of law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against our directors and officers.
Unless we consent in writing to the selection of an alternative forum, the federal district courts of the U.S. shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Under Section 22 of the Securities Act, federal and state courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act. Notwithstanding the foregoing, the forum selection clause will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the U.S. shall be the sole and exclusive forum. This choice of forum provision has important consequences for our stockholders. See “Risk Factors –Risk Factors Relating to Ownership of Our Common Stock– Our Certificate of Incorporation includes a forum selection clause, which could discourage claims or limit stockholders’ ability to make a claim against us, our directors, officers, other employees or stockholders.”
Anti-takeover Provisions
Stockholder Action; Special Meeting of Stockholders
So long as FPS holds stock representing at least 50% of the voting power in our company, stockholder action may be taken by written or electronic consent to action at a meeting, and stockholders holding a majority in voting power of all then-outstanding shares of capital stock of FGS entitled to vote generally in the election of directors may request that a special meeting of stockholders be called.
Our Certificate of Incorporation provides that, at any time after FPS ceases to hold at least 50% of the voting power in our company, (i) any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of our stockholders and may not be effected by any consent in writing by our stockholders, and (ii) except as otherwise required by law, special meetings of our stockholders can only be called by the chair of our board of directors or by the secretary upon the direction of our board of directors.
Amendment of Charter and Bylaws
Certain provisions of our Certificate of Incorporation and our Bylaws require the approval of a majority of the then authorized directors in order for our board of directors to amend or repeal certain provisions of our Certificate of Incorporation or our Bylaws or, at any time after FPS ceases to hold at least 50% of the voting power in our company, the approval of the holders of at least 66 2/3% of the voting power of all outstanding shares of voting stock is required in order for our stockholders to amend certain provisions of our Certificate of Incorporation or our Bylaws. Prior to the time that FPS ceases to hold at least 50% of the voting power in our company, the Certificate of Incorporation and Bylaws may be amended with the consent of the holders of at least 50% of the voting power of all then outstanding stock of FGS entitled to vote generally in the election of directors. This provision will have the effect of making it more difficult to amend certain provisions of our Certificate of Incorporation or our Bylaws.
Authorized but Unissued Shares
The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of Nasdaq. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
The foregoing provisions of our Certificate of Incorporation and Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders.
Transfer Agent and Registrar
Upon completion of this offering, the transfer agent and registrar for our common stock will be                  . The address of the transfer agent and registrar is                  .
Limitations of Liability and Indemnification
See the section captioned “Certain Relationships and Related Party Transactions – Indemnification Agreements and Directors’ and Officers’ Liability Insurance.”
Listing
We have applied to list our common stock on Nasdaq under the symbol “FLXE.”

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares of our common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at that time and our ability to raise equity capital in the future.
Following the completion of this offering,                   shares of common stock will be outstanding. Of these outstanding shares, all of the shares of our common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.
The remaining outstanding shares of our common stock not sold in this offering will be deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act, which rule is summarized below. All of our executive officers, directors and holders of substantially all of our capital stock and securities exercisable or convertible into our capital stock have entered into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for 180 days following the date of this prospectus. As a result of these agreements and subject to the provisions of Rule 144, shares of our common stock will be available for sale in the public market as follows:
•
beginning on the date of this prospectus, all             shares of our common stock sold in this offering will be immediately available for sale in the public market; and

•
beginning 181 days after the date of this prospectus, the remaining             shares of our common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below, but subject to the rights of FPS, RNS and TRF to have some or all of their shares registered for resale – see “Registration Rights Agreement” below.

Lock-Up Agreements
We, all of our directors and officers, FPS, RNS and TRF have agreed or will agree that, without the prior written consent of Roth Capital Partners, during the period from the date of this prospectus and ending on the date 180 days after the date of this prospectus, we and they will not, among other things:
•
offer, pledge, sell, contract to sell, grant any option to purchase, make any short sale or otherwise dispose of any shares of common stock, options or warrants to purchase shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock; or

•
in our case, file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•
in the case of our directors, officers and other holders of our securities, make any demand for exercise of any rights with respect to the registration of any securities.

This agreement is subject to certain exceptions. See “Underwriting” below for additional discussion.

Rule 144
In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:
•
1% of the number of shares of our capital stock then outstanding, which will equal             shares immediately after this offering; or

•
the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.
Registration Rights Agreement
In connection with the Contribution Transaction and the SAFE Transaction, we entered into the Registration Rights Agreement with FPS, RNS and TRF, which provides certain registration rights to FPS, RNS and TRF and pursuant to which we are obligated, upon request from FPS, RNS or TRF (but subject to customary limitations provide for in the Registration Rights Agreement) to register for resale under the Securities Act the shares of our common stock issued to FPS in the Contribution Transaction or transferred to RNS and TRF pursuant in the SAFE Transaction. Subject to certain exceptions, we will bear all expenses of each registration pursuant to the Registration Rights Agreement, other than Selling Expenses (as defined in the Registration Rights Agreement).
Registration Statement with Respect to our 2021 Plan
We intend to file a registration statement on Form S-8 under the Securities Act promptly after the completion of this offering to register shares of our common stock reserved for future issuance under our 2021 Plan. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares of our common stock covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable lock-up agreements. See “Executive Compensation – Equity Compensation” for a description of our equity incentive plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
TO NON-U.S. HOLDERS OF OUR COMMON STOCK
The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.
This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
•
U.S. expatriates and former citizens or long-term residents of the U.S.;

•
persons subject to the alternative minimum tax;

•
persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•
banks, insurance companies, and other financial institutions;

•
brokers, dealers or traders in securities;

•
“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•
partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•
tax-exempt organizations or governmental organizations;

•
persons deemed to sell our common stock under the constructive sale provisions of the Code;

•
persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•
tax-qualified retirement plans;

•
“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•
persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
•
an individual who is a citizen or resident of the U.S.;

•
a corporation created or organized under the laws of the U.S., any state thereof, or the District of Columbia;

•
an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions
As described in the section captioned “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “– Sale or Other Taxable Disposition.”
Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which the dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.
Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on the effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Sale or Other Taxable Disposition
A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:
•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•
the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•
our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on the effectively connected gain, as adjusted for certain items.
Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to the losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and the Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.
Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock, and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2020.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING
We have entered into an underwriting agreement with the underwriters listed in the table below. Roth Capital Partners, LLC is the representative of the underwriters. We refer to the several underwriters listed in the table below as the “underwriters.” Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase from us, shares of our common stock. Our common stock will trade on the Nasdaq Stock Market under the symbol “FLXE.”
Pursuant to the terms and subject to the conditions contained in the underwriting agreement, we have agreed to sell to the underwriters named below, and each underwriter severally has agreed to purchase from us, the respective number of shares of common stock set forth opposite its name below:
Underwriter	Number of Shares
Roth Capital Partners, LLC
Total
The underwriting agreement provides that the obligation of the underwriters to purchase the shares of common stock offered by this prospectus is subject to certain conditions. The underwriters are obligated to purchase all of the shares of common stock offered hereby if any of the shares are purchased.
The selling stockholder has granted the underwriters an option to buy up to an additional             shares of common stock from us at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any. The underwriters may exercise this option at any time, in whole or in part, during the 30-day period after the date of this prospectus; however, the underwriters may only exercise the option once.
Discount, Commissions and Expenses
The underwriters propose to offer to the shares of common stock purchased pursuant to the underwriting agreement to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $       per share. After this offering, the public offering price and concession may be changed by the underwriters. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.
In connection with the sale of the common stock to be purchased by the underwriters, the underwriters will be deemed to have received compensation in the form of underwriting commissions and discounts. The underwriters’ commissions and discounts will be            % of the gross proceeds of this offering, or $       per share of common stock, based on the public offering price per share set forth on the cover page of this prospectus.
We have also agreed to reimburse Roth Capital Partners at closing for legal expenses incurred by it in connection with the offering up to a maximum of $      .
The following table shows the underwriting discounts and commissions payable to the underwriters by us in connection with this offering (assuming both the exercise and non-exercise of the over-allotment option to purchase additional shares of common stock we have granted to the underwriters):
	Per Share(1)		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Public offering price	$	$	$	$
Underwriting discount	$	$	$	$

(1)
Does not include the underwriters’ warrants or the rights granted to the representative, each as described below.

Underwriters’ Warrants
We have also agreed to issue to the underwriters’ warrants to purchase a number of our shares of common stock equal to an aggregate of 2.5% of the shares of common stock sold in this offering. The underwriters’ warrants will have an exercise price equal to 120% of the initial public offering price of the shares of common stock sold in this offering and may be exercised on a cashless basis. The underwriters’ warrants are not redeemable by us, become exercisable 180 days from the effective date of the registration statement of which this prospectus forms a part and will expire on the third anniversary of the effective date. The underwriters’ warrants will provide for adjustment in the number and price of the underwriters’ warrants (and the shares of common stock underlying the underwriters’ warrants) in the event of recapitalization, merger or other fundamental transaction. The underwriters’ warrants and the underlying shares of common stock have been deemed compensation by FINRA and are therefore subject to FINRA Rule 5110(g)(1). In accordance with FINRA Rule 5110(g)(1), neither the underwriters’ warrants nor any shares of our common stock issued upon exercise of the underwriter warrants may be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of the offering pursuant to which the underwriters’ warrants are being issued, except the transfer of any security:
•
by operation of law or by reason of reorganization of the Company;

•
to any FINRA member firm participating in this offering and the officers or partners thereof, if all securities so transferred remain subject to the lock-up restriction described above for the remainder of the time period;

•
if the aggregate amount of securities of FGS held by either an underwriter or a related person do not exceed 1% of the securities being offered;

•
that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund, and participating members in the aggregate do not own more than 10% of the equity in the fund; or

•
the exercise or conversion of any security, if all securities received remain subject to the lock-up restriction set forth above for the remainder of the time period.

In addition, in accordance with FINRA Rule 5110(f)(2)(G), the underwriters’ warrants may not contain certain terms.
No Public Market
Prior to this offering, there has not been a public market for our common stock and the public offering price for our common stock will be determined through negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the representative believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.
No assurance can be given that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to this offering or that an active trading market for our common stock will develop and continue after this offering.
Indemnification
Pursuant to the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters or such other indemnified parties may be required to make in respect of those liabilities.

Lock-up Agreements
We have agreed not to (i) offer, pledge, issue, sell, contract to sell, purchase, contract to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of shares of common stock; or (iii) file any registration statement with the SEC relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, without the prior written consent of Roth Capital Partners for a period of 180 days following the date of this prospectus (the “Lock-up Period”). This consent may be given at any time without public notice. These restrictions on future issuances are subject to exceptions for (i) the issuance of shares of our common stock sold in this offering, (ii) the issuance of shares of our common stock upon the exercise of outstanding options or warrants and the vesting of restricted stock awards or units, (iii) the issuance of employee stock options not exercisable during the Lock-up Period and the grant, redemption or forfeiture of restricted stock awards or restricted stock units pursuant to our equity incentive plans or as new employee inducement grants and (iv) the issuance of common stock or warrants to purchase common stock in connection with mergers or acquisitions of securities, businesses, property or other assets, joint ventures, strategic alliances, equipment leasing arrangements or debt financing.
In addition, FPS, RNS, TRF and each of our directors and executive officers has entered into a lock-up agreement with the underwriters. Under the lock-up agreements, the directors and executive officers may not, directly or indirectly, sell, offer to sell, contract to sell, or grant any option for the sale (including any short sale), grant any security interest in, pledge, hypothecate, hedge, establish an open “put equivalent position” (within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or the Exchange Act), or otherwise dispose of, or enter into any transaction which is designed to or could be expected to result in the disposition of, any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, or publicly announce any intention to do any of the foregoing, without the prior written consent of Roth Capital Partners, for a period of 180 days from the closing date of this offering. This consent may be given at any time without public notice. These restrictions on future dispositions by our directors and executive officers are subject to exceptions for (i) one or more bona fide gift transfers of securities to immediate family members who agree to be bound by these restrictions and (ii) transfers of securities to one or more trusts for bona fide estate planning purposes. Each officer and director shall be immediately and automatically released from all restrictions and obligations under the lock up agreement in the event that he or she ceases to be a director or officer of our company and has no further reporting obligations under Section 16 of the Exchange Act.
Electronic Distribution
This prospectus may be made available in electronic format on websites or through other online services maintained by the underwriters or by their affiliates. In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. Other than this prospectus in electronic format, the information on the underwriters’ websites or our website and any information contained in any other websites maintained by the underwriters or by us is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter, and should not be relied upon by investors.
Price Stabilization, Short Positions and Penalty Bids
In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:
•
Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•
Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.
•
Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. A naked short position occurs if the underwriters sell more shares than could be covered by the over-allotment option. This position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•
Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time.
Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our shares of common stock. In addition, neither we nor the underwriters make any representation that the underwriter will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.
Offer restrictions outside the U.S.
Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Australia
This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.
Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriter is not required to comply with the disclosure requirements of NI33-105 regarding underwriter conflicts of interest in connection with this offering.
China
The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”
European Economic Area – Belgium, Germany, Luxembourg and Netherlands
The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.
An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:
•
to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•
to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

•
to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining our prior consent or any underwriter for any such offer; or

•
in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall require us to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

France
This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.
This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.
Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2 and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.
Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.
Ireland
The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.
Israel
The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), or ISA, nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with this offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.
Italy
The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, “CONSOB” pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:
•
to Italian qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

•
in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:
•
made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

•
in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.
Japan
The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.
New Zealand
The shares of common stock offered hereby have not been offered or sold, and will not be offered or sold, directly or indirectly in New Zealand and no offering materials or advertisements have been or will be distributed in relation to any offer of shares in New Zealand, in each case other than:
•
to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money;

•
to persons who in all the circumstances can properly be regarded as having been selected otherwise than as members of the public;

•
to persons who are each required to pay a minimum subscription price of at least NZ$500,000 for the shares before the allotment of those shares (disregarding any amounts payable, or paid, out of money lent by the issuer or any associated person of the issuer); or

•
in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modification or reenactment of, or statutory substitution for, the Securities Act 1978 of New Zealand).

Portugal
This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissăo do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.
Sweden
This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.
Switzerland
The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).
This document is personal to the recipient only and not for general circulation in Switzerland.
United Arab Emirates
Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor have we received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. We may not render services relating to the securities within the United Arab Emirates, including the receipt of applications and/or the allotment or redemption of such shares.
No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.
United Kingdom
Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United

Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.
Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply us.
In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS
Rutan & Tucker, LLP, Irvine, California will pass upon the validity of the shares of our common stock being offered by this prospectus. K&L Gates LLP, Irvine, California is acting as counsel to the underwriters.
EXPERTS
The combined consolidated financial statements of FlexEnergy Inc. and Flex Leasing Power & Services, LLC as of December 31, 2020 and 2019 and for each of the years in the two-year period ended December 31, 2020 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the Company’s ability to continue as a going concern). Such financial statements have been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
The balance sheet of FlexEnergy Green Solutions, Inc. as of December 31, 2020 included in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such balance sheet has been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and website of the SEC referred to above. We also maintain a website at www.flexenergy.com where, upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information on or that can be accessed through our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

INDEX TO FINANCIAL STATEMENTS
Audited Combined Consolidated Financial Statements
Fiscal Years Ended December 31, 2020 and 2019
Unaudited Condensed Combined Consolidated Financial Statements
Six Months Ended June 30, 2021 and June 30, 2020
Condensed Combined Consolidated Financial Statements of FlexEnergy, Inc. And Flex Leasing Power & Services, LLC
Condensed Combined Consolidated Balance Sheets (unaudited)	F-27
Condensed Combined Consolidated Statements of Operations and Comprehensive Loss (unaudited)	F-28
Condensed Combined Consolidated Statements of Stockholder’s Equity (unaudited)	F-29
Condensed Combined Consolidated Statements of Cash Flows (unaudited)	F-30
Notes to Condensed Combined Consolidated Financial Statements (unaudited)	F-31

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the stockholder and the Board of Directors of FlexEnergy Green Solutions, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of FlexEnergy Green Solutions, Inc. (the “Company”) as of December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte and Touche LLP
Hartford, CT
June 4, 2021
We have served as the Company’s auditor since 2020.

FLEXENERGY GREEN SOLUTIONS, INC.
CONSOLIDATED BALANCE SHEETS
(DOLLARS IN THOUSANDS)
	June 30, 2021	December 31, 2020
	(unaudited)
ASSETS
CURRENT ASSETS
Cash	$0	$0
TOTAL CURRENT ASSETS	0	0
TOTAL ASSETS	$0	$0
LIABILITIES AND STOCKHOLDER’S EQUITY
TOTAL LIABILITIES	$0	$0
STOCKHOLDER’S EQUITY
Retained earnings	$0	$0
TOTAL STOCKHOLDER’S EQUITY	0	0
TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$0	$0
See accompanying notes to the Consolidated Balance Sheet.

FLEXENERGY GREEN SOLUTIONS, INC
NOTES TO CONSOLIDATED BALANCE SHEETS
1.   Organization and Summary of Significant Accounting Policies
Organization
FlexEnergy Green Solutions, Inc. (the “Company”) is a Delaware corporation formed on December 31, 2020 that will not have any operating activity until the contribution of equity interests from FlexEnergy Power Solutions, LLC (“FPS”) of FlexEnergy, Inc and Flex Leasing Power & Service, LLC, known collectively as the Contribution Transaction. Accordingly, we believe that a discussion of the results of FlexEnergy Green Solutions, Inc would not be meaningful for the periods covered by these financial statements prior to the Contribution Transaction.
The Company and its subsidiaries are an energy focused technology company that designs, manufactures, sells and leases cost-effective energy solutions that lower its customers’ environmental footprint, often by making useable energy from sources of fuel or heat otherwise overlooked or wasted. The Company’s business consists of leasing and service of the Company’s gas-powered Flex Turbines supported by a vertically integrated original equipment manufacturing (“OEM”) with some direct sales of manufactured products. Leasing and service allows the Company to monetize emerging clean technologies via its Flex Turbine and Flex Heat Recovery products, with consistent revenues and cash flow.
The Company intends to file a Registration Statement on Form S-1 with the Securities and Exchange Commission with respect to an initial public offering of its stock.
2.   Summary of Significant Accounting Policies
Basis of Presentation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts have been eliminated upon consolidation. Subsequent events have been evaluated through the date the financial statements were issued.
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) as contained within the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the stockholder and the Board of Directors of FlexEnergy Green Solutions, Inc., FlexEnergy, Inc., and the member and Board of Managers of Flex Leasing Power & Service, LLC
Opinion on the Financial Statements
We have audited the accompanying combined consolidated balance sheets of FlexEnergy, Inc. and Flex Leasing Power & Service, LLC (the “Company”) as of December 31, 2020 and 2019, the related combined consolidated statements of operations and comprehensive loss, stockholder’s equity and cash flows, for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses and sustained negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte and Touche LLP
Hartford, CT
June 4, 2021
We have served as the Company’s auditor since 2020.

FLEXENERGY, INC. AND FLEX LEASING POWER & SERVICES, LLC AND SUBSIDIARIES
COMBINED CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2020 AND 2019
(DOLLARS IN THOUSANDS)
	December 31, 2020	December 31, 2019
Assets
Current assets
Cash	$1,702	$2,000
Accounts receivable, net of allowance of $45 and $60, respectively	2,416	2,940
Inventories, net	13,659	13,571
Prepaid expenses and other current assets	497	475
Total current assets	18,274	18,986
Long-term assets
Property and equipment, net	36,506	37,105
Deferred financing costs, net of amortization	630	792
Other non-current assets	166	98
Intangible assets, net	336	504
Total long-term assets	$37,638	$38,499
Total assets	$55,912	$57,485
Liabilities and stockholder’s equity
Current liabilities
Accounts payable	$1,328	$2,775
Accrued expenses	2,003	2,336
Deferred revenues	1,849	1,794
Current portion of notes payable	1,300	—
Current portion of capital lease obligations	148	174
Other current liabilities	214	403
Total current liabilities	6,842	7,482
Long-term liabilities
Capital leases, net of current portion	173	301
Line of credit	26,658	22,274
Notes payable, net of current portion	1,052	—
Other non-current liabilities	492	422
Total long-term liabilities	$28,375	$22,997
Total liabilities	$35,217	$30,479
Commitments and contingencies (see note 13)
Stockholder’s equity
Net parent investment	$152,273	$151,473
Accumulated other comprehensive income	543	100
Accumulated deficit	(132,121)	(124,567)
Total stockholder’s equity	$20,695	$27,006
Total liabilities and stockholder’s equity	$55,912	$57,485
The accompanying notes are an integral part of these Combined Consolidated Financial Statements.

FLEXENERGY, INC. AND FLEX LEASING POWER & SERVICES, LLC AND SUBSIDIARIES
COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(DOLLARS IN THOUSANDS)
	Year Ended December 31,
	2020	2019
Revenue
Turbine leasing fleet	$17,838	$16,833
Turbine service on sold product	2,213	2,824
Manufactured product	3,276	5,716
Total revenue	23,327	25,373
Cost of revenue
Turbine leasing fleet (excluding depreciation of fleet turbines)	4,884	5,442
Turbine service on sold product	1,691	2,797
Manufactured product	5,789	9,531
Depreciation of fleet turbines	5,007	4,713
Total cost of revenue	17,371	22,483
Operating expenses
Selling, general and administrative	11,826	12,400
Research and development	120	237
Total operating expenses	11,946	12,637
Operating loss	(5,990)	(9,747)
Other income (expense)
Interest expense	(1,114)	(992)
Other income (expense), net	31	(159)
Total other income (expense), net	(1,083)	(1,151)
Loss before income taxes	(7,073)	(10,898)
Income tax expense	(31)	(7)
Net loss	$(7,104)	$(10,905)
Other comprehensive loss
Foreign currency translation adjustments	443	185
Total other comprehensive loss	443	185
Comprehensive loss	$(6,661)	$(10,720)
The accompanying notes are an integral part of these Combined Consolidated Financial Statements.

FLEXENERGY, INC. AND FLEX LEASING POWER & SERVICES, LLC AND SUBSIDIARIES
COMBINED CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(DOLLARS IN THOUSANDS)
	Net Parent Investment	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholder’s Equity
Balance at January 1, 2019	$143,673	$(85)	$(103,662)	$39,926
Contributions	7,800	—	—	7,800
Distributions	—	—	(10,000)	(10,000)
Foreign currency translation adjustments	—	185	—	185
Net loss	—	—	(10,905)	(10,905)
Balance at December 31, 2019	$151,473	$100	$(124,567)	$27,006
Contributions	800	—	—	800
Distributions	—	—	(450)	(450)
Foreign currency translation adjustments	—	443	—	443
Net loss	—	—	(7,104)	(7,104)
Balance at December 31, 2020	$152,273	$543	$(132,121)	$20,695
The accompanying notes are an integral part of these Combined Consolidated Financial Statements.

FLEXENERGY, INC. AND FLEX LEASING POWER & SERVICES, LLC AND SUBSIDIARIES
COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(DOLLARS IN THOUSANDS)
	Year Ended December 31,
	2020	2019
Cash Flows from Operating Activities
Net income (loss)	$(7,104)	$(10,905)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization of property and equipment	6,716	5,892
Amortization of deferred financing costs	189	134
Amortization of intangible assets	168	168
Bad debt expense	300	36
Loss / (gain) on disposal of property and equipment	(58)	21
Changes in operating assets and liabilities:
Accounts receivable	224	(670)
Inventories	(4,804)	(9,952)
Prepaid expenses and other current assets	(53)	(1,668)
Other non-current assets	(68)	(36)
Accounts payable	(1,447)	(359)
Accrued expenses	(306)	113
Deferred revenues	55	2,007
Other current liabilities	(157)	301
Other non-current liabilities	70	70
Net Cash Used in Operating Activities	$(6,275)	$(14,848)
Cash Flows from Investing Activities
Purchases of property and equipment	(1,120)	$(3,269)
Proceeds from disposal of property and equipment	43	38
Net Cash Used in Investing Activities	$(1,077)	$(3,231)
Cash Flows from Financing Activities
Distribution to parent	$(450)	$(10,000)
Contribution from parent	800	7,800
Proceeds from notes payable	2,352	—
Advances on line of credit	4,330	22,274
Deferred financing costs	—	(926)
Payments on capital leases	(143)	(325)
Net Cash (Used in) Provided by Financing Activities	$6,889	$18,823
Effects of Exchange Rate Changes on Cash	$165	$81
Net Increase / (Decrease) in Cash	$(298)	$825
Cash – Beginning	$2,000	$1,175
Cash – Ending	$1,702	$2,000
Supplemental Disclosure
Interest paid in cash	$997	$852
Taxes paid in cash	12	9
Non-Cash Investing Activities
Net transfers from inventory to property and equipment	$4,717	$8,231
Property and equipment acquired through capital leases	—	489
The accompanying notes are an integral part of these Combined Consolidated Financial Statements.

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS)
NOTE 1 — NATURE OF OPERATIONS
The combined consolidated financial statements include the combined accounts of FlexEnergy, Inc. (“FEI”) and Flex Leasing Power & Service LLC (“FLPS”), collectively referred to as “the Company”. The Company is headquartered in Portsmouth, New Hampshire with field offices in Colorado, North Dakota, Texas and Canada.
On January 1, 2016, FlexEnergy Power Solutions, LLC (“FPS”) was formed to hold FEI and FLPS. FEI manufactures the GT333 kilowatt turbine, the larger GT1300 kilowatt turbine (“Flex Turbine”) and stand-alone heat recovery products (“Flex Heat Recovery products”). FLPS provides a rental and leasing offering of the turbine generator, particularly in the North America oilfield market. Flex Leasing Power and Services, ULC (“FLPS ULC”), which is wholly-owned by Flex Power Co., is a Canadian entity that supports expansion into the Canadian market. Flex Power Co. is a wholly-owned subsidiary of FLPS.
On December 31, 2020, FPS formed FlexEnergy Green Solutions, Inc. (“FGS”) to be its wholly-owned subsidiary. FPS intends to contribute all of its assets, which consist solely of 100% equity interests in FEI and FLPS, to FGS in exchange for 100% of the equity interests in FGS, which will result in FGS becoming a wholly-owned subsidiary of FPS, and FEI and FLPS becoming wholly-owned subsidiaries of FGS.
The Company is an energy focused technology company that designs, manufactures, sells and leases cost-effective energy solutions that lower its customers’ environmental footprint, often by making useable energy from sources of fuel or heat otherwise overlooked or wasted. The Company’s business consists of leasing and service of the Company’s gas-powered Flex Turbines supported by a vertically integrated original equipment manufacturing (“OEM”) with some direct sales of manufactured products. Leasing and service allows the Company to monetize emerging clean technologies via its Flex Turbine and Flex Heat Recovery products, with consistent revenues and cash flow.
The Company’s Flex Turbines offer a reliable source for distributed or grid connected electrical power, capable of being fired by a wide variety of gaseous fuels from waste gas from landfills and natural gas flaring to higher BTU fuels such as propane and synthetic gas. Leasing and sales of Flex Turbines presently represent the bulk of the Company’s operations and revenues. Flex Turbines provide the Company’s customers with solutions to gain independence over their electricity generation and minimize overall reliance on the grid. In addition, the Company’s Flex Heat Recovery products are integral to promising emerging power sources, such as fuel cells for electrical power.
The Company serves a diverse range of customers in the global oil and gas (“O&G”),transportation, power, and commercial and industrial (“C&I”) end markets. The Company’s primary focus is on base load, distributed, electric generation using Flex Turbines, with the technology base to expand in additional untapped end-markets.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION
The accompanying combined consolidated financial statements include the accounts of FEI and its wholly owned subsidiaries and FLPS and its wholly owned subsidiaries. All intercompany transactions and accounts have been eliminated in consolidation. The Company’s combined consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and include the assets, liabilities, revenues and expenses of all controlled subsidiaries.

USE OF ESTIMATES
The preparation of the Company’s combined consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.
Significant items subject to such estimates and assumptions include accounting for the accounts receivable allowance, the valuation of long-lived assets including intangible assets with finite lives, useful lives of long-lived assets such as property, equipment and intangible assets, valuation allowances for deferred income tax assets, inventory obsolescence, and exposure related to warranty and other contingent liabilities. Actual results could differ from those estimates.
SEGMENT INFORMATION
The Company is considered to be a single reporting segment. The Company’s chief operating decision makers (“CODM”), the Chief Executive Officer, the Chief Financial Officer and the Chief Commercial Officer, review financial information presented on a combined consolidated basis for purposes of allocating resources and evaluating financial performance. The business activities of this reporting segment are the engineering, production, sales and leasing of its proprietary energy efficient Flex Turbines and Flex Heat Recovery products, and related parts and service.
The Company conducts its business through various offices and facilities located throughout the U.S. and Canada. All the Company’s revenues were to external customers in 2020 and 2019. Of the sales in 2020, $19,960 were sales to the U.S., $2,874 to Canada, and $493 to non-North America countries. Long-lived assets held in the U.S. and Canada at December 31, 2020 were $28,203 and $9,435 respectively. Of the sales in 2019, $23,822 were sales to the U.S., $1,466 to Canada, and $85 to non-North America countries. Long-lived assets held in the U.S. and Canada at December 31, 2019 were $33,435 and $5,064, respectively.
ACCOUNTS RECEIVABLE
Accounts receivable are recorded at the invoiced amount and do not bear interest. Accounts receivable are stated at the amount the Company expects to collect from balances outstanding at year end and represent amounts billed to customers and not yet collected, and are recorded when the right to consideration becomes unconditional. Based on the Company’s evaluation of uncollected accounts receivable at the end of each year, bad debts are provided for using an allowance for doubtful accounts method. The evaluation considers historical trends to identify receivables that the Company believes may be uncollectible. The allowance for bad debt was $45 and $60 as of December 31, 2020 and 2019, respectively.
INVENTORY
Inventory at FEI consists primarily of parts, components, and work in progress for the manufacture and repair of the Flex Turbine and Flex Heat Recovery products. Inventory at FLPS consists primarily of parts, components and turbines that are currently ready for or are being prepared for first time use. Once a turbine has been placed into service, the inventory is transferred to property and equipment. Inventoried parts and components are mainly used for commissioning and/or repairing the turbines. Inventory is valued at the lower of cost or net realizable value and is determined on a the first in, first out (“FIFO”) cost method.
PROPERTY AND EQUIPMENT
Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets ranging from three to ten years. Expenditures for repairs and maintenance are charged to expense as incurred, whereas major betterments are capitalized as additions to property and equipment.

The estimated useful lives used in computing depreciation of property and equipment are as follows:
Asset	Life
Turbines and other equipment	10 years
Leasehold improvements	Shorter of lease term or 10 years
Machinery and equipment	3-7 years
Furniture and fixtures	7 years
Fieldwork equipment	5 years
Computer equipment and software	3-5 years
Vehicles	4-5 years
Leasehold improvements are amortized using the straight-line method over the lesser of the term of the lease or the estimated useful life of the asset. Depreciation of assets leased to customers in the amount of $5,007 and $4,713, for the years ended December 31, 2020 and 2019, respectively is recorded to cost of revenue. All other depreciation, amounting to $1,709 and $1,179, for the years ended December 31, 2020 and 2019, respectively, is recorded to operating expenses within the accompanying combined consolidated statements of operations and comprehensive loss. The Company’s depreciation and amortization expense of property and equipment were $6,716 and $5,892 for the years ended December 31, 2020 and 2019, respectively.
INTANGIBLE ASSETS
Intangible assets, consisting of acquired patents, are presented at cost, net of accumulated amortization. Intangible assets are amortized over their estimated useful life of ten years on a straight-line basis. The Company continues to invest in its intellectual property portfolio and is actively filing for patent protection for its technology in both the U.S. and abroad. The costs, including legal, associated with compiling and filing patent applications are charged to selling, general, and administrative expenses as incurred.
IMPAIRMENT OF LONG-LIVED ASSETS
Long-lived assets such as property and equipment and intangible assets with finite lives are tested for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models and third-party independent appraisals, as considered necessary. The Company believes that there were no events or changes in circumstances that would trigger an impairment analysis for the years ended December 31, 2020 and 2019.
REVENUE RECOGNITION
The Company’s revenue consists of turbine leasing fleet revenue, the sales of manufactured Flex Turbine and Flex Heat Recovery products, and service revenues on sold product. Revenue is recognized upon transfer of control of the promised goods or the Company’s performance of the services to its customers in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services.
The Company excludes sales tax collected from customers from revenue in its combined consolidated statements of operations and comprehensive loss.
Significant Judgments — Contracts with Multiple Performance Obligations
A performance obligation is a promise in a contract with a customer to transfer products or services that are distinct. Determining whether products and services are distinct performance obligations that should be accounted for separately or combined as one unit of accounting may require significant judgment. The Company enters into contracts with its customers to manufacture Flex Turbines and Flex Heat Recovery products and provides certain products, parts, and accessories, collectively referred to as “products.” The Company will also provide services associated with these products and parts including commissioning and maintenance services, collectively referred to as “services.” These services are distinct and separate contractual arrangements.
Contracts may contain multiple products within the same agreement. However, each product is distinct as they are sold separately and revenue is only recorded when the individual product is completed and control of the product is transferred. Service contracts, and services noted within such contracts, are similar in that each service is distinct. Each service is explicitly stated in the contracts where the Company provides maintenance repairs and labor services in exchange for a fixed-rate per month per turbine. Revenue from maintenance service contracts is recognized over the term of the contract at the agreed upon monthly service fee as defined in the contract, while commissioning revenue is recognized at the agreed upon commissioning fee amount as defined within the contract once the Flex Turbine is installed and begins generating energy for the customer. The maintenance service contracts and commissioning revenue are each considered distinct and separated from other obligations in the contract since (i) the customer is able to benefit from the good or service separately or together with other resources made available through the arrangement and (ii) the services are each separately identifiable from the others provided in the contract.
Once distinct performance obligations are identified within a contract, the Company allocates the transaction price to each performance obligation on a relative standalone selling price (“SSP”) basis. The SSP is the price at which the Company would sell a promised product or service separately to a customer.
Turbine Leasing Fleet
Turbine leasing fleet revenue consists of revenue generated on the Company’s owned fleet of Flex Turbines and owned ancillary field equipment that supports the turbines fleet’s generation in the field. It primarily consists of recurring monthly revenue associated with executed rental agreements (“Generator Rental Agreements”) where the Company is the lessor to the third-party customers. Leases can cover multiple Flex Turbine units and explicitly assert the monthly lease payment due over the length of the agreement (typically 12-36 months). Revenue is recognized over time over the duration of the lease, which represents the Company’s obligation to the customer. All current leases are classified as operating leases. Additionally, there are no “rent increases” contained within any of the Company’s current leasing agreements and lease payments are due to the Company in exchange for the use of the Flex Turbine generator and coverage for routine maintenance and monitoring. These agreements typically include preventative and regular maintenance costs embedded within the lease payment (“executory costs”) over the term of the agreement. Such executory costs are considered non-lease components with revenue recognized on a straight-line basis. Lease and non-lease revenue is distinct between the fee to use Flex Turbine and the amount that covers continuous remote monitoring and maintenance. Turbine leasing fleet revenue also includes (i) commissioning of leased units (ii) one-off billings to customers for repairs of leased Flex Turbine units outside the scope of the rental agreement and (iii) the rental of owned ancillary field assets such as standby diesel generators and automatic transfer switches.
Manufactured Product Sales
The Company’s standard terms of sales of new Flex Turbines and Flex Heat Recovery products to channel partners and direct end-users include transfer of title, care, custody and control of the goods at the point of shipment, payment terms ranging from full payment in advance of shipment to payment in 90 days, no right of return or exchange, and no post-shipment performance obligations except for standard warranties provided on the products and parts sold. The Company offers standard assurance type warranty that its products and parts sold will operate free of material defects and function for a period of the greater of 18 months from delivery or 12 months from commissioning of the unit. Once the standard warranty expires, customers have the option to purchase service/maintenance coverage at a fixed rate. Revenue is recognized upon transfer of control of the promised goods to the Company’s customers in an amount that reflects the consideration the Company expects to receive in exchange for those goods. Title and risk of loss or damage to products passes to the purchaser of newly manufactured Flex Turbines and Flex Heat Recovery products upon production test completion and tender of delivery to the carrier at the Company’s U.S. manufacturing facility. The Company recognizes revenue in certain circumstances before product delivery occurs (commonly referred to as bill-and-hold transactions). Revenue from bill-and-hold transactions is recognized when all specific requirements for transfer of control under a bill-and-hold arrangement have been met which include, among other things, a request from the customer that the product be held for future delivery. For these bill-and-hold arrangements, the associated product inventory is identified separately as belonging to the customer and is ready for physical transfer.
Service on Sold Product
Service performed by the Company consists primarily of commissioning and maintenance services on units sold to third-party customers. Customers with purchased units in operation that are out of warranty will contact the Company for replacement parts on their turbine generators such as a replacement engine. Once the customer agrees to the pricing and terms for the service order and places a purchase order, the Company will deliver the parts to the customer, recognizing revenue once the performance obligation is met.
Contracts for services are initiated through Service Request Orders (“SROs”), related to a combination of parts and labor. Like parts only, the Company will provide the customer with a quote for the service work and once accepted, will work to satisfy the transaction’s performance obligations and recognized revenue once parts are shipped and/or services have been rendered.
Service revenue also relates to commissioning Flex Turbines sold to third-party customers at the customers’ sites. This is a separate performance obligation from the purchase order to manufacture Flex Turbines. Typically, commissioning of manufactured units takes place within two months of tender for shipment, but can be delayed for up to several months based on when the customer submits its request for commissioning of the units and the commissioning takes place.
Lastly, the Company also provides maintenance service contracts on the existing installed base of Flex Turbines sold to its third-party customers. The maintenance service contracts are agreements to perform certain services to maintain a product for a specified period of time. Service revenue derived from maintenance service contracts is explicitly for the months covered and recognized over time on a straight-line basis over the length of the contract period, which represents the Company’s obligation to the customer.
Practical Expedient
The Company applies a practical expedient to expense costs as incurred for costs to obtain a contract when the amortization period would have been one year or less. These costs are recorded within selling, general and administrative expenses.
INCOME TAXES
FLPS is taxed as a disregarded entity for U.S. federal tax purposes, and the operations are not subject to U.S. federal income tax other than the operations that are conducted through taxable subsidiaries. FLPS may incur income taxes that are subject to withholding requirements related to certain of operations within Canada and other foreign countries in which the Company operates. FEI and Flex Power Co. income taxes are accounted for utilizing the asset and liability approach. Under this method, deferred tax assets and liabilities are recognized for the anticipated future tax consequences attributable to differences between the combined consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred amounts are measured using enacted tax rates expected to apply to taxable income in the year those temporary differences are expected to be recovered or settled.
In assessing the realizability of the deferred income tax assets, including net operating loss and state tax credit carryforwards, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon evaluating both positive and negative evidence in making this assessment, of which management determined the need for a valuation allowance on all net deferred tax assets. Further, the Company recognizes interest expense (income) and penalties on uncertain tax positions and income tax deficiencies (refunds) in income tax expense in the accompanying combined consolidated statements of operations and comprehensive loss.
In January 2018, the FASB released guidance on the accounting for tax on the global intangible low-taxed income (“GILTI”) provisions of the Act. The GILTI provisions impose a tax on foreign income in excess of a deemed return on tangible assets of foreign corporations. The guidance indicates that either accounting for deferred taxes related to GILTI inclusions or to treat any taxes on GILTI inclusions as period costs are both acceptable methods subject to an accounting policy election. As of December 31, 2018, the Company elected to account for GILTI as a period cost in the year the tax is incurred.
FOREIGN CURRENCY TRANSACTIONS
The financial statements of an international subsidiary, FLPS ULC, are translated into the functional reporting currency of the Company (USD) using the exchange rate in effect at each balance sheet date for assets and liabilities. Revenues and expenses were translated to USD at the average exchange rate for the period. Resulting currency translation adjustments are recorded as a component of accumulated other comprehensive loss through the cumulative translation adjustment (“CTA”) account. Foreign exchange transaction gains and losses are recorded in the combined consolidated statements of operations and comprehensive loss in other income (expense), net.
The Company cannot guarantee that the current exchange rate will remain steady; therefore, there is a possibility that the Company could post the same amount of profit for comparable periods and because of the fluctuating exchange rate, actually post higher or lower profit depending on the exchange rate of Canadian Dollar (“CAD”) converted to USD on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.
PRODUCT WARRANTY
The Company provides for the estimated cost of product warranties at the time revenue is recognized. Warranty terms are for the greater of 18 months from delivery or 12 months from commissioning of the unit, to repair or replace any defective component in equipment supplied by the Company. The provision for product warranty is based primarily on historical rates, sales history and other considerations. The provision for product warranty was $90 and $276 for 2020 and 2019, respectively, and is reported within the classification of manufactured product cost of revenue in the accompanying combined consolidated statements of operations and comprehensive loss. Accrued product warranties were $526 and $644 for the years ended December 31, 2020 and 2019, respectively, and are reported within accrued expenses in the accompanying combined consolidated balance sheet.
RESEARCH AND DEVELOPMENT
Research and development costs are expensed as incurred and reported in research and development costs in the accompanying combined consolidated statements of operations and comprehensive loss. Costs were $120 and $237 for the years ended December 31, 2020 and 2019, respectively.
RECENT ACCOUNTING PRONOUNCEMENTS
Emerging growth company
The Company is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies.
Effective January 1, 2019, the Company adopted Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”). The standard applies to all contracts with customers,

except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments. The Company adopted the new revenue standard using the modified retrospective method in accordance with ASC 606 on January 1, 2019.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02” or “Topic 842”). The purpose of ASU 2016-02 is to provide financial statement users a better understanding of the amount, timing, and uncertainty of cash flows arising from leases. The adoption of ASU 2016-02 will result in the recognition of a right-of-use asset and a lease liability for all leases. New disclosure requirements include qualitative and quantitative information about the amounts recorded in the financial statements. In September 2017, the FASB issued ASU 2017-13, Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842), which provides additional implementation guidance on the previously issued ASU 2016-02 Leases (Topic 842). ASU 2016-02 requires a lessee to recognize assets and liabilities on the balance sheet for all leases with lease terms greater than 12 months. ASU 2016-02 requires a modified retrospective transition by means of a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year in which the guidance is effective with the option to elect certain practical expedients and accounting policy elections. ASU 2016-02 will be effective for the Company for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. ASU 2020-05 extended the adoption to fiscal years beginning after December 15, 2021, with interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of the adoption of this update on its combined consolidated financial statements.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326) (“ASU 2016-13” or “Topic 326”), which requires that all financial assets measured at amortized cost to be evaluated for current expected credit losses. Under the new guidance, immediate recognition of credit losses expected over the life of a financial instrument is required. The pronouncement eliminates the incurred credit loss impairment methodology and replaces it with an expected credit loss concept based on historical experience, current conditions, and reasonable and supportable forecasts. Early adoption is permitted. Topic 326 requires a modified retrospective approach by recording a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. ASU 2016-13 will be effective for the Company for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact of the adoption of this update on its combined consolidated financial statements.
In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes.” ASU 2019-12 simplifies the accounting for income taxes by eliminating certain exceptions related to intraperiod tax allocation, interim period income tax calculation methodology, and the recognition of deferred tax liabilities for outside basis differences. It also simplifies certain aspects of accounting for franchise taxes and clarifies the accounting for transactions that results in a step-up in the tax basis of goodwill. ASU 2019-12 is effective for us the first quarter of fiscal 2021. There were no significant income tax implications to the Company’s tax provision as a result of the change in guidance.
In March of 2020, the FASB issued ASU 2020-04, Facilitation of the Effects of Reference Rate Reform on Financial Reporting (ASC 848, Reference Rate Reform) (“ASU 2020-04” or “Topic 848”) which provides guidance for contract modifications and certain hedging relationships associated with the transition from reference rates that are expected to be discontinued. The guidance provides optional expedients and exceptions for applying GAAP to contracts or other transactions affected by reference rate reform if certain criteria are met. The guidance was issued on March 12, 2020 and may be applied prospectively through December 31, 2022. The Company is evaluating applicable contracts and transactions to determine whether to elect the optional guidance. The adoption of this standard is not expected to have a material impact on the Company’s combined consolidated financial statements.
NOTE 3  — GOING CONCERN
The accompanying combined consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company’s financial position and operating results raise substantial doubt about its ability to continue as a going concern within one year after the date of the combined consolidated financial statements are issued. The Company has sustained net losses of $7,104 and $10,905 for the years ended December 31, 2020 and 2019, respectively, has sustained negative cash flow from operations of $6,275 and $14,848 for the years ended December 31, 2020 and 2019, respectively and has an accumulated deficit of $132,121 as of December 31, 2020. The ability of the Company to continue as a going concern is dependent upon (i) expanding operations, (ii) obtaining additional capital and (iii) reducing operating expenses and/or selling existing turbine assets should this be required to preserve liquidity. Management’s plan in this regard is to implement the Company’s business plan and to secure additional funds through equity or debt financing. There can be no assurance that such alternate financing, if available, can be obtained on acceptable terms. The combined consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.
NOTE 4 — REVENUE RECOGNITION
Disaggregation of Revenue
The Company disaggregates revenue from contracts with customers by product type. The Company believes that this aggregates the payor types by nature, amount, timing, and uncertainty of its revenue streams. The following table summarizes the Company’s disaggregated revenues for the years ended December 31, 2020 and 2019:
	2020	2019
Manufactured product	$3,276	$5,716
Turbine service on sold product	2,213	2,824
Total non-lease revenue	$5,489	$8,540
Turbine leasing fleet revenue	17,838	16,833
Total revenue	$23,327	$25,373
Contract Balances
Contract liabilities consist of advance payments for goods as well as deferred revenue on service obligations and extended warranties. All of the Company’s deferred revenue is included in current liabilities under deferred revenue.
The following is a summary of the Company’s contract balances as of December 31, 2020 and 2019:
	2020	2019
Turbine leasing fleet	$1,548	$2,318
Turbine service on sold product	318	376
Manufactured product	442	—
Other	153	306
Total trade accounts receivable	$2,461	$3,000
Contract assets	$2,461	$3,000
Allowance for doubtful accounts	(45)	(60)
Total trade accounts receivable, net	$2,416	$2,940
The amount of revenue recognized that was included in the deferred revenue on service obligations and extended warranty balance at the beginning of 2020 and 2019 was $193 and $58, respectively.
At December 31, 2020 and 2019, the Company had $1,849 and $1,794, respectively, of remaining performance obligations, which are included in deferred revenue. The Company expects to recognize approximately 100% of its remaining performance obligations as of December 31, 2020 as revenue during 2021. The Company recognized 100% of its remaining performance obligations as of 2019 as revenue during 2020.

Bill-and-Hold Revenue
Certain customer arrangements consist of bill-and-hold characteristics under which the criteria for transfer of control is met, including the passing of title and significant risk and reward of ownership to the customers. Therefore, the customers are able to direct the use of the bill-and-hold inventory while the Company retains physical possession of the product until it is installed at a customer site at a point in time in the future. Revenue recognized in a bill-and-hold arrangement for the years ended December 31, 2020 and 2019 was $3,235 and $0, respectively.
Lessor Revenue
The Company’s lessor portfolio includes only operating leases. The following table presents future operating lease payments under non-cancellable lease arrangements to be received as of December 31, 2020:
Years ended December 31,
2021	$7,912
2022	491
Total	$8,403
NOTE 5 — INVENTORY
Inventory is stated at the lower of cost or net realizable value and consisted of the following as of December 31, 2020 and 2019:
	2020	2019
Raw materials	$9,367	$9,804
Work in process	935	1,315
Finished goods	3,357	2,452
Total inventories, net	$13,659	$13,571
NOTE 6 — PROPERTY AND EQUIPMENT
Property and equipment consisted of the following as of December 31, 2020 and 2019:
	2020	2019
Turbines and other equipment	$61,973	$57,416
Machinery and equipment	5,146	5,432
Leasehold improvements	782	2,447
Fieldwork equipment	4,032	4,339
Computer equipment and software	1,074	855
Vehicles	274	308
Furniture and fixtures	540	603
Property, plant and equipment, gross	$73,821	$71,400
Accumulated depreciation	(38,432)	(34,295)
Construction in progress	1,117	—
Property, plant and equipment, net	$36,506	$37,105
The Company has equipment that is used by customers under lease arrangements. The remaining property and equipment are used by the Company for the manufacture of machines and related assets. Depreciation expense for equipment used by customers under lease arrangements was $5,007 and $4,713 for the years ended December 31, 2020 and 2019, respectively. The gross asset cost and accumulated depreciation for equipment used by customers under lease arrangements as of December 31, 2020 were $36,518 and $15,117, respectively. As of December 31, 2019, the gross asset cost and accumulated depreciation for equipment used by customers under lease arrangements were $52,942 and $22,117, respectively. The Company recognized a gain on disposal of property and equipment of $58 for the year ended December 31, 2020 and a loss on disposal of property and equipment of $21 for the year ended December 31, 2019.
NOTE 7 — INTANGIBLE ASSETS
Intangible assets consisted of the following as of December 31, 2020 and 2019:
	2020	2019
Patents	$1,680	$1,680
Accumulated amortization	(1,344)	(1,176)
Intangible assets, net	$336	$504
Definite-lived intangible assets had a weighted-average remaining useful life of 2.0 years and 3.0 years as of December 31, 2020 and 2019, respectively.
The amortization of intangible assets was $168 for each of the years ended December 31, 2020 and 2019. The estimated annual amortization expense based on the intangible asset balance for the next two years as of December 31, 2020:
Year ending December 31,
2021	$168
2022	168
Total	$336
NOTE 8 — DEFERRED REVENUE
Deferred revenue consists of billed amounts collected in advance from various customers for service obligations and deposits on future orders. The durations of the service agreements range between 12 and 120 months. Customer deposits on future orders are non-interest bearing and non-refundable. Deferred revenue was $1,849 and $1,794 at December 31, 2020 and 2019 respectively.
NOTE 9 — LEASES
The Company is obligated under operating leases for locations and apartments in New Hampshire, Colorado, North Dakota, Texas and Canada. Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the related leases. In December 2020, the Company entered into a lessee sublease agreement with Pioneer New Hampshire LLC for approximately 5,800 rentable square feet of office space in Portsmouth, New Hampshire. This lease, which was entered into when the Company vacated its previous Portsmouth office space, expires in June 2024 with options to renew for up to an additional six years. In January 2019, the Company entered into a lease agreement for warehouse and manufacturing space in Dover, New Hampshire, with approximate monthly payments of $19 which expires in May 2024. There are no future minimum lease payment obligations after May 2024. The Company is also obligated under capital lease obligations related to vehicles and forklifts. Depreciation on these assets is recorded on a straight-line basis over the term of the lease and is included within depreciation expense. Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease. The Company recorded rental expense of $2,117 and $2,038 related to the leases for the years ended December 31, 2020 and 2019, respectively.
In January 2020, FLPS entered into the First Amendment to Office Lease (the “First Amendment”) with GPI Plaza Tower, LP to acquire approximately 1,978 of additional rentable square feet for the Colorado office space as provided in the original Office Lease dated February 19, 2018. The lease term is approximately 5.5 years and is approximately $301 per year.
The future minimum lease payments under the Company’s capital and operating leases were as follows as of December 31, 2020:
Year ended December 31,	Capital Leases	Operating Leases
2021	$153	$1,363
2022	136	1,063
2023	58	866
2024	—	398
Total future minimum lease obligation	$347	$3,690
Less interest on capital leases	(26)
Net present value of capital lease obligations	$321
Less current portion	(148)
Capital lease obligations, long term	$173
NOTE 10 — INCOME TAXES
The income tax expense is composed of the following for the years ended December 31, 2020 and 2019:
	2020	2019
Current
Federal	$—	$—
State	31	7
Foreign	—	—
Total current	$31	$7
Deferred
Federal	$—	$—
State	—	—
Foreign	—	—
Total deferred
Total income tax expense	$31	$7
The reconciliation of the Company’s effective taxes to the statutory federal income taxes is as follows for the years ended December 31, 2020 and 2019:
	2020		2019
Income tax at statutory rate	$(1,485)	21.0%	$(2,289)	21.0%
State income taxes net of federal benefit	(435)	6.1%	(729)	6.7%
Income taxed at partnership level	207	(2.9)%	297	(2.7)%
Foreign rate differential	(57)	0.8%	13	(0.1)%
Permanent differences	29	(0.4)%	33	(0.3)%
State rate change	692	(9.8)%	228	(2.1)%
Valuation allowance	962	(13.6)%	2,132	(19.6)%
Other	118	(1.6)%	322	(2.9)%
Provision for income taxes	$31	(0.4)%	$7	0.0%

The effective tax rate for the years ended December 31, 2020 and 2019 differs from the statutory federal tax rate primarily due to state income taxes, and the valuation allowance being applied to the federal and state deferred tax assets.
Significant components of the Company’s deferred tax assets consist of the following as of December 31, 2020 and 2019:
	2020	2019
Net operating loss carryforwards	$17,095	$16,201
Interest limitation carryforward	8	4
Reserves and accrued expenses	641	633
Intangibles	102	89
Inventory	627	635
Gross deferred tax assets	$18,473	$17,562
Valuation allowance	(17,857)	(16,896)
Net deferred tax assets	$616	$666
Fixed assets	$(616)	$(666)
Gross deferred tax liabilities	$(616)	$(666)
Net deferred tax asset	$—	$—
Management believes that it is more likely than not the Company will not realize all the tax benefits of the deferred tax assets within the allowable carryforward period. Therefore, an appropriate valuation allowance has been provided. The valuation allowance as of December 31, 2019 primarily relates to U.S. federal and state deferred tax assets. The increase in the valuation allowance during the year ended December 31, 2020 was $961.
At December 31, 2020, the Company had federal, state and foreign net operating loss carryforwards of $106,855, $78,223 and $219, respectively, which will expire, if unused, beginning in 2031, 2026, and 2035 respectively. The federal net operating losses of $29,481 generated post-Tax Cuts and Jobs Act (“the Tax Act”) for the tax years ended December 31, 2018 and thereafter have an indefinite carryforward period and do not expire.
The Company’s ability to utilize net operating loss (“NOL”) carryforwards and other tax attributes to reduce future federal taxable income is subject to potential limitations under Internal Revenue Code Section 382 (“Section 382”) and its related tax regulations. The utilization of these attributes may be limited if certain ownership changes by 5% stockholders (as defined in Treasury regulations pursuant to Section 382) and the effects of stock issuances by the Company during any three-year period result in a cumulative change or more than 50% in the beneficial ownership of the Company.
The Company performed a Section 382 analysis to determine if an ownership change has occurred. It has been preliminarily determined that ownership changes occurred under these rules, and an annual limitation on the use of pre-ownership change NOL carryforwards and certain other losses and/or credits has been applied. The preliminary analysis indicates $48,398 of federal net operating loss carryforwards will expire unutilized. The Company has adjusted deferred tax asset accordingly.
In addition, certain future transactions regarding the Company’s equity, including the cumulative effects of small transactions as well as transactions beyond the Company’s control, could cause an ownership change and therefore a potential limitation on the annual utilization of their deferred tax assets.
For the year ended December 31, 2020, the Company has reflected an uncertain tax liability of $3 associated with tax positions taken on the Company’s historic tax returns. Interest and penalties, to the extent there are any, are included in income tax expense. As a result of historic losses, there was no interest or penalties accrued during or for the year ended December 31, 2020.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits were as follows:
Unrecognized tax benefits January 1, 2020	$3
Gross decrease for tax positions of prior year	—
Gross increase for tax positions of current year	—
Unrecognized tax benefits December 31, 2020	$3
The Company is subject to taxation in the United States and various state and foreign jurisdictions. The Company currently does not have any tax examinations in progress nor has it had any tax examinations since its inception. All of the Company’s tax years will remain open for examination by federal and state authorities for three and four years, respectively, from the date of utilization of any net operating losses and tax credits.
On December 22, 2017, the 2017 U.S. Tax Act was signed into law. The Tax Act reduced tax rates and modified certain policies, credits, and deductions and modified certain international tax provisions. The Tax Act reduced the federal corporate tax rate from a maximum of 35 percent to a flat 21 percent rate for tax years beginning after December 31, 2017. As such, the federal statutory rate was 21 percent for the year ended December 31, 2020.
The Tax Act also includes provisions for certain foreign-sourced earnings referred to as Global Intangible Low-Taxed Income (“GILTI”), Foreign Derived Intangible Income (“FDII”) and Base Erosion and Anti-abuse Tax (“BEAT”). None of which had an impact on the Company for the current period.
On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”) was enacted into law. The CARES Act is aimed at providing emergency relief and health care for individuals and businesses affected by the COVID-19 pandemic. The CARES Act, among other things, includes provisions related to refundable payroll tax credits, deferral of the employer portion of social security payments, expanded net operating loss application, modifications to the net interest deduction limitations, and technical corrections to tax depreciation methods for qualified improvement property. The Company has completed its assessment of the impact of the legislation, and there is no significant impact to the combined consolidated financial statements due to the valuation allowance in the US.
As of December 31, 2020, the Company had no accumulated undistributed foreign earnings as Canada has historical losses. No additional income taxes have been provided for any remaining undistributed foreign earnings not subject to the transition tax, or any additional outside basis difference inherent in these entities, as these amounts continue to be indefinitely reinvested in foreign operations.
NOTE 11 — INDEBTEDNESS
Debt consisted of the following as of December 31, 2020 and 2019:
	2020	2019
Line of credit	$26,658	$22,274
Note payable	2,352	—
Total debt	$29,010	$22,274
Less current debt	(1,300)	—
Total long-term debt	$27,710	$22,274
Line of Credit
On February 8, 2019, FLPS entered into a senior secured revolving credit facility (“the Credit Agreement”) with Texas Capital Bank, National Association (“TCB”). The initial commitment amount is for $30,000 and availability under the Credit Agreement is based on a borrowing base calculation of eligible assets and other conditions. The facility is backed by a first priority lien on substantially all of the assets of FLPS, and the maturity date of the facility is February 8, 2024. The facility contains various covenants that limits the Company’s ability to, among other things, make restricted payments. Interest is defined based on a tiered leverage ratio and an applicable margin of (i) 1.50% to 2.00% above the base rate for base rate loans, or (ii) 2.50% to 3.00% above the adjusted Eurodollar rate for Eurodollar rate loans. Leverage ratio means as of the last day of the last fiscal month of each fiscal quarter, the ratio of (i) all debt and (ii) annualized EBITDA. Base Rate means, for any day, the highest of (a) Prime Rate; (b) the sum of the Federal Funds Rate for the day plus half of one percent (0.50%); and (c) the adjusted Eurodollar Rate for the day plus one percent (1.00%). FLPS is charged a commitment fee based on the daily average unused portion of the revolving credit facility, and that fee ranges from 0.225% to 0.475% per daily average. Additionally, FLPS is charged a letter of credit fee of between 2.50% and 3.00% per quarter with respect to the amount of letters of credit issued under the revolving credit facility. The applicable margin for loans, the commitment fee and the letter of credit fee set forth above will vary quarterly based on the Company’s leverage ratio. Based on the leverage ratio applicable at December 31, 2020, the margin and base rate were 3.00% and 1.44%, respectively; the commitment fee for the unused portion of the revolving credit facility was 0.225%; and the letter of credit fee was 3.00%. FLPS is subject to financial covenants of a maximum leverage ratio and minimum fixed charge coverage ratio to be tested quarterly. The maximum permitted leverage ratio is 3.50 to 1.00. The minimum fixed charge coverage ratio is 1.25 to 1.00. For the quarter ended December 31, 2020, the Company had an event of non-compliance with respect to the leverage ratio.
On February 12, 2021, the Company entered into a Limited Waiver of Leverage Ratio (the “Waiver”) with TCB pursuant to which the foregoing default event under the Credit Agreement was waived. In consideration of the waiver, (i) the Company agreed to pay TCB a fee of $22 upon execution of the Waiver, (ii) the Company made a $1,500 EBITDA equity contribution to FLPS (the “Waiver Contribution”), and (iii) FLPS made a $1,500 prepayment of its obligations to TCB under the Credit Agreement (the “Prepayment”). The Waiver also amended the Credit Agreement to increase the annualized EBITDA used to calculate the quarterly financial covenants, as well as decrease the availability under the revolving credit facility, by the amount of the Waiver Contribution. FPS contributed $1,500 to the Company to fund the Waiver Contribution and Prepayment made to TCB.
Gross borrowings outstanding under this revolving credit facility amounted to $26,658 and $22,274 as of December 31, 2020 and 2019, respectively. This amount includes $10,000 of permitted distributions taken in 2019 as further described in Note 14. The Company incurred $27 in financing costs related to amendments to its existing revolving credit facility in 2020. In addition, financing costs were incurred in 2019 in relation to securing the revolving credit facility, which amounted to $926. These financing costs were capitalized under deferred financing costs on the combined consolidated balance sheet. Deferred financing costs are amortized to interest expense over the term of the agreement using the effective interest method. Amortization expense was $189 and $134 for the years ended December 31, 2020 and 2019, respectively.
On January 27, 2020, FLPS entered into an amendment to the Credit Agreement (“First Amendment”) and First Amendment to Pledge and Security Agreement with TCB. Under the terms of the amendment, the borrowing base was amended to include certain non-turbine field equipment which was previously not included.
On August 28, 2020, FLPS entered into the Second Amendment to Credit Agreement with TCB. Under the terms of the amendment, certain terms within the borrowing base definition of accounts receivables relating to investment grade and non-investment grade customers were modified.
On December 21, 2020, FLPS entered into the Third Amendment to Credit Agreement with TCB. Under the terms of the amendment, FLPS ULC was added as an additional loan party to the Credit Agreement. As of December 31, 2020 and 2019, the amounts available for drawdown were $1,429 and $7,726, respectively.
PPP Loans
In 2020, the Company entered into loan agreements under the Small Business Administration (the “SBA”) Paycheck Protection Program (“PPP”) enabled by the CARES Act. On April 14, 2020, TCB entered into a note with FLPS and agreed to make available to FLPS a loan in the amount of $991. On May 6, 2020, Bank of America, N.A. (“Bank of America”) entered into a note with FEI and agreed to make available to FEI a loan in the amount of $1,361 (together, the “PPP Loans”). The PPP Loans bear interest at a rate per annum of 1.00%. The term of the PPP Loans are two years, ending April 14, 2022 and May 6, 2022, respectively.
The PPP Loans may be forgiven partially or in full if the funding received is used for payroll costs, interest on mortgages, rent, and utilities, provided that at least 60% of the forgiven amount has been used for payroll costs. Forgiveness is based on the Company maintaining, or quickly rehiring employees and maintaining applicable salary levels and is subject to the approval of the SBA. The PPP Loans are recorded as current portion of notes payable and notes payable, net of current portion on the accompanying combined consolidated balance sheets at December 31, 2020.
The Company used the proceeds to support qualifying expenses such as payroll costs, rent and utilities in accordance with the relevant terms and conditions of the CARES Act.
In 2021, the Company applied for forgiveness on its PPP Loans. The Company will account for forgiveness on the PPP Loans in accordance with ASC 470 – Debt (“ASC 470”) and record a gain on extinguishment of debt on its combined consolidated financial statements and related footnote disclosures, provided the forgiveness is approved by the SBA.
Future minimum principal payments due on the line of credit and PPP Loans are as follows as of December 31, 2020:
For the year ending December 31,
2021	$1,300
2022	1,052
2023	—
2024	26,658
Total future principal payments	$29,010
NOTE 12 — CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMERS
The Company’s three largest customers accounted for approximately 23%, 14%, and 10% of total revenue for the year ended December 31, 2020. In 2019, sales to the Company’s largest customer amounted to 28% of its total revenue. As of December 31, 2020, two customers accounted for 15% and 14% of the accounts receivable balance. As of December 31, 2019, one customer accounted for 32% of the accounts receivable balance. No single supplier accounted for more than 10% of the total cost of revenue for the years ended December 31, 2020 and 2019.
Cash could potentially subject the Company to concentrations of credit risk. However, because the Company maintains its cash with high-quality, accredited financial institutions, such funds are subject to minimal credit risk. The Company may maintain balances with financial institutions in excess of federally insured limits. The Company has not experienced any losses historically in these accounts and believes it is not exposed to significant credit risk in its cash.
NOTE 13 — COMMITMENTS AND CONTINGENCIES
Litigation and Legal Proceedings
Any material legal, tax or regulatory proceedings regarding matters arising in the ordinary course of business, which involve the Company’s assessment to determine the probability of whether a loss will occur and, if probable, its best estimate of probable loss. The Company records and discloses losses when these losses are probable and reasonably estimable, and discloses matters when losses are probable but not estimable or when losses are reasonably possible. Legal costs related to the defense of loss contingencies are expensed as incurred. The Company is not currently involved in legal proceedings that could reasonably be expected to have a material adverse effect on our business, prospects, financial condition or results of operations.
Guarantees and Indemnifications
Between December 2015 and December 31, 2019, FPS issued a series of promissory notes with various investors that together, along with FPS’ affiliates, account for a majority of FPS’ voting equity and representation of its board of directors (the “Investor Notes”). The Investor Notes bear interest at an annualized rate ranging between 8.0% and 12.0% and are pre-payable without penalty at any time. The Investor Notes have a maturity date of June 30, 2022. FPS has the option to receive monthly interest in cash or to accrue monthly interest.
Prior to the closing of the Credit Agreement in February 2019, the Investor Notes were secured by a first priority lien of all assets of the Company and its subsidiaries. In connection with closing of the Credit Agreement, all noteholders of the Investor Notes entered into a Subordination and Intercreditor Agreement with TCB whereby all Investor Notes currently in place, and all future Investor Notes in substantially the same form, were from thereon secured by a second priority lien of all assets of FLPS and its subsidiaries, while the Investor Notes retained their first priority lien in all assets of all other existing and future subsidiaries of FPS.
NOTE 14 — RELATED PARTY TRANSACTIONS
The Company distributed $450 and $10,000, respectively, to FPS during the years ended December 31, 2020 and 2019. In addition, during the years ended December 31, 2020 and 2019, $800 and $7,800, respectively, were re-contributed to the Company for working capital purposes. There are no terms and conditions associated with the repayment of either of these amounts. The contributions were recorded within the Company’s net parent investment at December 31, 2020 and 2019.
NOTE 15 — EMPLOYEE BENEFIT PLAN
The Company sponsors defined contribution 401(k) plans covering substantially all of its employees. The plans entitle employees, almost immediately after their start date, to make voluntary contributions to the plans. Contributions cannot exceed the maximum amount allowed under applicable provisions of the Internal Revenue Code (the “Code”). The Company provided a matching contribution of 100% up to 6% of base salary. Employees are vested in the matching contributions immediately. The Company’s contributions to the plans amounted to approximately $342 and $609 for the years ended December 31, 2020 and 2019, respectively.
NOTE 16 — INCENTIVE PLANS
FlexEnergy, Inc. 2013 Equity Incentive Plan
On January 1, 2013, FEI implemented a long-term compensation incentive plan under which employees, officers, directors and other individuals providing services to FEI are eligible to receive cash payment awards (the “2013 Plan”). The values of each eligible payment under the 2013 Plan has been fixed through the amendment made on October 27, 2016 and there will be no further grants made. No forfeitures have been recognized under the 2013 Plan. An aggregate payout of $633 is due to the participants on the earlier of January 1, 2023 or when certain change in control terms (as provided below) are met. Under the 2013 Plan, a “Change in Control” will have occurred if a single shareholder or shareholder group obtains effective control of FEI, or upon a liquidation or dissolution. The weighted average contractual life remaining is 1.94 years for options outstanding and exercisable. The liability of $492 and $422 are recorded within Other non-current liabilities on the accompanying combined consolidated balance sheets as of December 31, 2020 and 2019, respectively. Share-based compensation expense was $70 and $71 for the 2013 Incentive Plan during the years ended December 31, 2020 and 2019, respectively, and was recorded in selling, general and administrative operating expenses on the accompanying combined consolidated statements of operations and comprehensive loss.

FlexEnergy, Inc. 2016 Target Incentive Plan (Participation Plan)
On October 27, 2016, FEI adopted the 2016 Target Incentive Plan (the “2016 Plan”), which provides for the grant of cash payment awards totaling $3,249 to certain officers and employees, payable upon satisfaction of a performance condition (i.e. the occurrence of a Change in Control, as defined) and a service vesting condition (i.e. the vesting of an award based on continuous service) . Any payments due under the 2016 Plan are required to be paid within 60 days following a Change in Control (as defined) that constitutes a Qualifying Sale. Under the 2016 Plan, a “Change in Control” will have occurred if a single shareholder or shareholder group obtains effective control of FPS or acquires 50% or more than the fair market value of its assets.
Under the 2016 Plan, cash payment awards of $3,249 in aggregate were granted in October 2016, and the Company does not expect there will be any further awards. There is no settlement payment of an award under the 2016 Plan unless and until there is a Qualifying Sale which also constitutes a Change in Control of FEI prior to the earlier of a Termination Transaction or the termination of the 2016 Plan on January 1, 2026. The payments under the 2016 Plan are only due to the participants if certain change in control terms are met on or before the earlier of January 1, 2026. To constitute a Qualifying Sale, a sale or series of sales of assets or ownership must result in the holders of Series A Units of FPS receiving more than $64.00 per Series A Unit. A total of 1,000,000 Series A Units are currently issued and outstanding. The change in control term is a performance condition and therefore the Company does not accrue or recognize any compensation cost until such event is considered probable. No compensation cost has been recognized on these awards to date as the event is not considered probable.
NOTE 17 — SUBSEQUENT EVENTS
The Company has evaluated subsequent events through June 4, 2021, the date these combined consolidated financial statements were available to be issued, to ensure that this filing includes all appropriate footnote disclosure of events both recognized in the combined consolidated financial statements as of December 31, 2020, and events which occurred subsequently but were not recognized in the combined consolidated financial statements. The Company has concluded that other than as disclosed in Note 11 and noted below, there were no subsequent events requiring adjustment to or disclosure in these combined consolidated financial statements.
On December 29, 2020, the Company entered into a sublease with Pioneer New Hampshire LLC to relocate its corporate headquarters to 112 Corporate Drive, Portsmouth, New Hampshire, thereby leasing office space of approximately 5,800 square feet of rentable space. The lease for the premises is effective at February 2021 and has a term of approximately 3.5 years, with two optional renewal options of three years each. The minimum monthly rent under the terms of the lease is $7.

FLEXENERGY, INC. AND FLEX LEASING POWER & SERVICES, LLC AND SUBSIDIARIES
CONDENSED COMBINED CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
(DOLLARS IN THOUSANDS)
	June 30, 2021	December 31, 2020
Assets
Current assets
Cash	$667	$1,702
Accounts receivable, net of allowance of $11 and $45, respectively	1,443	2,416
Inventories, net	12,329	13,659
Prepaid expenses and other current assets	480	497
Total current assets	14,919	18,274
Long-term assets
Property and equipment, net	34,295	36,506
Deferred financing costs, net of amortization	679	630
Other non-current assets	62	166
Intangible assets, net	252	336
Total long-term assets	$35,288	$37,638
Total assets	$50,207	$55,912
Liabilities and stockholder’s equity
Current liabilities
Accounts payable	$1,038	$1,328
Accrued expenses	2,809	2,003
Deferred revenues	3,810	1,849
Current portion of notes payable	—	1,300
Current portion of capital lease obligations	130	214
Other current liabilities	421	148
Total current liabilities	8,208	6,842
Long-term liabilities
Capital leases, net of current portion	126	173
Line of credit	22,963	26,658
Notes payable, net of current portion	—	1,052
Other non-current liabilities	528	492
Total long-term liabilities	$23,617	$28,375
Total liabilities	$31,825	$35,217
Commitments and contingencies (see note 13)
Stockholder’s equity
Net parent investment	$153,776	$152,273
Accumulated other comprehensive income	752	543
Accumulated deficit	(136,146)	(132,121)
Total stockholder’s equity	$18,382	$20,695
Total liabilities and stockholder’s equity	$50,207	$55,912
The accompanying notes are an integral part of these Condensed Combined Consolidated Financial Statements.

FLEXENERGY, INC. AND FLEX LEASING POWER & SERVICES, LLC AND SUBSIDIARIES
CONDENSED COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE LOSS
(UNAUDITED)
(DOLLARS IN THOUSANDS)
	Six Months Ended June 30,
	2021	2020
Revenue
Turbine leasing fleet	$7,272	$10,024
Turbine service on sold product	1,601	1,120
Manufactured product	1,276	1,658
Total revenue	10,149	12,802
Cost of revenue
Turbine leasing fleet (excluding depreciation of fleet turbines)	2,967	2,562
Turbine service on sold product	1,107	961
Manufactured product	2,530	3,458
Depreciation of fleet turbines	2,167	2,766
Total cost of revenue	8,771	9,747
Operating expenses
Selling, general and administrative	6,759	5,957
Research and development	67	75
Total operating expenses:	6,826	6,032
Operating loss	(5,448)	(2,977)
Other income (expense)
Interest expense	(539)	(665)
Other income (expense), net	2,534	52
Total other income (expense), net	1,995	(613)
Loss before income taxes	(3,453)	(3,590)
Income tax expense	(178)	(4)
Net loss	$(3,631)	$(3,594)
Other comprehensive gain (loss)
Foreign currency translation adjustments	209	(213)
Total other comprehensive gain (loss)	209	(213)
Comprehensive loss	$(3,422)	$(3,807)
The accompanying notes are an integral part of these Condensed Combined Consolidated Financial Statements.

FLEXENERGY, INC. AND FLEX LEASING POWER & SERVICES, LLC AND SUBSIDIARIES
CONDENSED COMBINED CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020
(DOLLARS IN THOUSANDS)
	Net Parent Investment	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholder’s Equity
Balance at January 1, 2020	$151,473	$100	$(124,567)	$27,006
Contributions	800	—	—	800
Distributions	(4)	—	(6)	(10)
Foreign currency translation adjustments	—	(213)	—	(213)
Net loss	—	—	(3,594)	(3,594)
Balance at June 30, 2020	$152,269	$(113)	$(128,167)	$23,989
	Net Parent Investment	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholder’s Equity
Balance at January 1, 2021	$152,273	$543	$(132,121)	$20,695
Contributions	1,503	—	—	1,503
Distributions	—	—	(394)	(394)
Foreign currency translation adjustments	—	209	—	209
Net loss	—	—	(3,631)	(3,631)
Balance at June 30, 2021	$153,776	$752	$(136,146)	$18,382
The accompanying notes are an integral part of these Condensed Combined Consolidated Financial Statements.

FLEXENERGY, INC. AND FLEX LEASING POWER & SERVICES, LLC AND SUBSIDIARIES
CONDENSED COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(DOLLARS IN THOUSANDS)
	Six Months Ended June 30,
	2021	2020
Cash Flows from Operating Activities
Net loss	$(3,631)	$(3,594)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization of property and equipment	3,474	3,258
Amortization of deferred financing costs	107	94
Amortization of intangible assets	84	84
Bad debt expense	—	9
Forgiveness of debt – PPP loan	(2,378)	—
Gain on disposal of property and equipment	(32)	(57)
Changes in operating assets and liabilities:
Accounts receivable	973	(296)
Inventories, net	860	(4,188)
Prepaid expenses and other current assets	17	(219)
Other non-current assets	104	35
Accounts payable	(295)	(314)
Accrued expenses	831	357
Deferred revenues	1,961	(521)
Other current liabilities	208	(195)
Other non-current liabilities	35	—
Net Cash Provided by (Used in) Operating Activities	$2,318	$(5,547)
Cash Flows from Investing Activities
Purchases of property and equipment	(525)	(604)
Proceeds from disposal of property and equipment	24	193
Net Cash Used in Investing Activities	$(501)	$(411)
Cash Flows from Financing Activities
Distribution to parent	$(394)	$(10)
Contribution from parent	1,503	800
Proceeds from notes payable	—	2,352
Payments on line of credit	(8,528)	—
Advances from line of credit	4,678	4,330
Payments on capital leases	(64)	(82)
Net Cash (Used in) Provided by Financing Activities	$(2,805)	$7,390
Effects of Exchange Rate Changes on Cash	$(47)	$2
Net Increase / (Decrease) in Cash	$(1,035)	$1,434
Cash – Beginning	$1,702	$2,000
Cash – Ending	$667	3,434
Supplemental Disclosure
Interest paid in cash	$425	$402
Taxes paid in cash	28
Non-Cash Investing and Financing Activities
Net transfers from inventory to property and equipment	$1,447	$3,115
Accrued but not paid deferred financing costs	156	27
Transfer from construction in process (CIP) to work in progress (WIP)	882
Forgiveness of debt – PPP loan	2,378
The accompanying notes are an integral part of these Condensed Combined Consolidated Financial Statements.

NOTES TO UNAUDITED CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS)
NOTE 1 — NATURE OF OPERATIONS
The condensed combined consolidated financial statements include the combined accounts of FlexEnergy, Inc. (“FEI”) and Flex Leasing Power & Service LLC (“FLPS”), collectively referred to as “the Company”. The Company is headquartered in Portsmouth, New Hampshire with field offices in Colorado, North Dakota, Texas and Canada.
On January 1, 2016, FlexEnergy Power Solutions, LLC (“FPS”) was formed to hold FEI and FLPS. FEI manufactures the GT333 kilowatt turbine, the larger GT1300 kilowatt turbine (“Flex Turbine”) and stand- alone heat recovery products (“Flex Heat Recovery products”). FLPS provides a rental and leasing offering of the turbine generator, particularly in the North America oilfield market. Flex Leasing Power and Services, ULC (“FLPS ULC”), which is wholly-owned by Flex Power Co., is a Canadian entity that supports expansion into the Canadian market. Flex Power Co. is a wholly-owned subsidiary of FLPS.
On December 31, 2020, FPS formed FlexEnergy Green Solutions, Inc. (“FGS”) to be its wholly-owned subsidiary. FPS intends to contribute all of its assets, which consist solely of 100% equity interests in FEI and FLPS, to FGS in exchange for 100% of the equity interests in FGS, which will result in FGS becoming a wholly-owned subsidiary of FPS, and FEI and FLPS becoming wholly-owned subsidiaries of FGS.
The Company is an energy focused technology company that designs, manufactures, sells and leases cost-effective energy solutions that lower its customers’ environmental footprint, often by making useable energy from sources of fuel or heat otherwise overlooked or wasted. The Company’s business consists of leasing and service of the Company’s gas-powered Flex Turbines supported by a vertically integrated original equipment manufacturing (“OEM”) with some direct sales of manufactured products. Leasing and service allows the Company to monetize emerging clean technologies via its Flex Turbine and Flex Heat Recovery products, with consistent revenues and cash flow.
The Company’s Flex Turbines offer a reliable source for distributed or grid connected electrical power, capable of being fired by a wide variety of gaseous fuels from waste gas from landfills and natural gas flaring to higher BTU fuels such as propane and synthetic gas. Leasing and sales of Flex Turbines presently represent the bulk of the Company’s operations and revenues. Flex Turbines provide the Company’s customers with solutions to gain independence over their electricity generation and minimize overall reliance on the grid. In addition, the Company’s Flex Heat Recovery products are integral to promising emerging power sources, such as fuel cells for electrical power.
The Company serves a diverse range of customers in the global oil and gas (“O&G”), transportation, power, and commercial and industrial (“C&I”) end markets. The Company’s primary focus is on base load, distributed, electric generation using Flex Turbines, with the technology base to expand in additional untapped end-markets.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION
The accompanying condensed combined consolidated financial statements include the accounts of FEI and its wholly owned subsidiaries and FLPS and its wholly owned subsidiaries. All intercompany transactions and accounts have been eliminated in consolidation. The Company’s condensed combined consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and include the assets, liabilities, revenues and expenses of all controlled subsidiaries. In the opinion of management, the accompanying unaudited condensed combined consolidated financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The interim results for the six months ended June 30, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any future interim periods.
USE OF ESTIMATES
The preparation of the Company’s condensed combined consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed combined consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.
Significant items subject to such estimates and assumptions include accounting for the accounts receivable allowance, the valuation of long-lived assets including intangible assets with finite lives, useful lives of long- lived assets such as property, equipment and intangible assets, valuation allowances for deferred income tax assets, inventory obsolescence, and exposure related to warranty and other contingent liabilities. Actual results could differ from those estimates.
SEGMENT INFORMATION
The Company is considered to be a single reporting segment. The Company’s chief operating decision makers (“CODM”), the Chief Executive Officer, the Chief Financial Officer and the Chief Commercial Officer, review financial information presented on a condensed combined consolidated basis for purposes of allocating resources and evaluating financial performance. The business activities of this reporting segment are the engineering, production, sales and leasing of its proprietary energy efficient Flex Turbines and Flex Heat Recovery products, and related parts and service.
The Company conducts its business through various offices and facilities located throughout the U.S. and Canada. All the Company’s revenues were to external customers for the six months ended June 30, 2021 and 2020. Of the sales during the six months ended June 30, 2021, $6,267 were sales to the US, $3,218 to Canada and $664 to non-North America countries, respectively. Of the sales during the six months ended June 30, 2020, $11,269 were sales to the US, $1,292 to Canada and $241 to non-North America countries, respectively. Long-lived assets held in the U.S. and Canada as of June 30, 2021 were $26,150 and $9,138, respectively. Long-lived assets held in the U.S. and Canada at December 31, 2020 were $28,203 and $9,435, respectively.
ACCOUNTS RECEIVABLE
Accounts receivable are recorded at the invoiced amount and do not bear interest. Accounts receivable are stated at the amount the Company expects to collect from balances outstanding at year end and represent amounts billed to customers and not yet collected, and are recorded when the right to consideration becomes unconditional. Based on the Company’s evaluation of uncollected accounts receivable at the end of each year, bad debts are provided for using an allowance for doubtful accounts method. The evaluation considers historical trends to identify receivables that the Company believes may be uncollectible. The allowance for bad debt was $11 and $45 as of June 30, 2021 and December 31, 2020, respectively.
INVENTORY
Inventory at FEI consists primarily of parts, components, and work in progress for the manufacture and repair of the Flex Turbine and Flex Heat Recovery products. Inventory at FLPS consists primarily of parts, components and turbines that are currently ready for or are being prepared for first time use. Once a turbine has been placed into service, the inventory is transferred to property and equipment. Inventoried parts and components are mainly used for commissioning and/or repairing the turbines. Inventory is valued at the lower of cost or net realizable value and is determined on a the first in, first out (“FIFO”) cost method.
PROPERTY AND EQUIPMENT
Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets ranging from three to ten years. Expenditures for repairs and maintenance are charged to expense as incurred, whereas major betterments are capitalized as additions to property and equipment.
The estimated useful lives used in computing depreciation of property and equipment are as follows:
Asset	Life
Turbines and other equipment	10 years
Leasehold improvements	Shorter of lease term or 10 years
Machinery and equipment	3 – 7 years
Furniture and fixtures	5 – 7 years
Fieldwork equipment	5 years
Computer equipment and software	3 – 5 years
Vehicles	4 – 5 years
Leasehold improvements are amortized using the straight-line method over the lesser of the term of the lease or the estimated useful life of the asset. Depreciation of assets leased to customers was of $2,167 and $2,766 for the six months ended June 30, 2021 and 2020, respectively. Depreciation of assets leased to customers is recorded to cost of revenue. Depreciation of other assets was $1,307 and $492 for the six months ended June 30, 2021 and 2020, respectively. Depreciation of other assets is recorded to operating expenses within the accompanying condensed combined consolidated statements of operations and comprehensive loss. The Company’s depreciation and amortization expense of property and equipment was $3,474 and $3,258 for the six months ended June 30, 2021 and 2020, respectively.
INTANGIBLE ASSETS
Intangible assets, consisting of acquired patents, are presented at cost, net of accumulated amortization. Intangible assets are amortized over their estimated useful life of ten years on a straight-line basis. The Company continues to invest in its intellectual property portfolio and is actively filing for patent protection for its technology in both the U.S. and abroad. The costs, including legal, associated with compiling and filing patent applications are charged to selling, general, and administrative expenses as incurred.
IMPAIRMENT OF LONG-LIVED ASSETS
Long-lived assets such as property and equipment and intangible assets with finite lives are tested for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models and third-party independent appraisals, as considered necessary.
The Company did not record any impairment losses during the six months ended June 30, 2021 and 2020, and there have been no events that triggered an impairment analysis as of June 30, 2021 and December 31, 2020.
REVENUE RECOGNITION
The Company’s revenue consists of turbine leasing fleet revenue, the sales of manufactured Flex Turbine and Flex Heat Recovery products, and service revenues on sold product. Revenue is recognized upon transfer of control of the promised goods or the Company’s performance of the services to its customers in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services.
The Company excludes sales tax collected from customers from revenue in its condensed combined consolidated statements of operations and comprehensive loss.

Significant Judgments — Contracts with Multiple Performance Obligations
A performance obligation is a promise in a contract with a customer to transfer products or services that are distinct. Determining whether products and services are distinct performance obligations that should be accounted for separately or combined as one unit of accounting may require significant judgment. The Company enters into contracts with its customers to manufacture Flex Turbines and Flex Heat Recovery products and provides certain products, parts, and accessories, collectively referred to as “products.” The Company will also provide services associated with these products and parts including commissioning and maintenance services, collectively referred to as “services.” These services are distinct and separate contractual arrangements.
Contracts may contain multiple products within the same agreement. However, each product is distinct as they are sold separately and revenue is only recorded when the individual product is completed and control of the product is transferred. Service contracts, and services noted within such contracts, are similar in that each service is distinct. Each service is explicitly stated in the contracts where the Company provides maintenance repairs and labor services in exchange for a fixed-rate per month per turbine. Revenue from maintenance service contracts is recognized over the term of the contract at the agreed upon monthly service fee as defined in the contract, while commissioning revenue is recognized at the agreed upon commissioning fee amount as defined within the contract once the Flex Turbine is installed and begins generating energy for the customer. The maintenance service contracts and commissioning revenue are each considered distinct and separated from other obligations in the contract since (i) the customer is able to benefit from the good or service separately or together with other resources made available through the arrangement and (ii) the services are each separately identifiable from the others provided in the contract.
Once distinct performance obligations are identified within a contract, the Company allocates the transaction price to each performance obligation on a relative standalone selling price (“SSP”) basis. The SSP is the price at which the Company would sell a promised product or service separately to a customer.
Turbine Leasing Fleet
Turbine leasing fleet revenue consists of revenue generated on the Company’s owned fleet of Flex Turbines and owned ancillary field equipment that supports the turbines fleet’s generation in the field. It primarily consists of recurring monthly revenue associated with executed rental agreements (“Generator Rental Agreements”) where the Company is the lessor to the third-party customers. Leases can cover multiple Flex Turbine units and explicitly assert the monthly lease payment due over the length of the agreement (typically 12-36 months). Revenue is recognized over time over the duration of the lease, which represents the Company’s obligation to the customer. All current leases are classified as operating leases. Additionally, there are no “rent increases” contained within any of the Company’s current leasing agreements and lease payments are due to the Company in exchange for the use of the Flex Turbine generator and coverage for routine maintenance and monitoring. These agreements typically include preventative and regular maintenance costs embedded within the lease payment (“executory costs”) over the term of the agreement. Such executory costs are considered non-lease components with revenue recognized on a straight-line basis. Lease and non-lease revenue is distinct between the fee to use Flex Turbine and the amount that covers continuous remote monitoring and maintenance. Turbine leasing fleet revenue also includes (i) commissioning of leased units (ii) one-off billings to customers for repairs of leased Flex Turbine units outside the scope of the rental agreement and (iii) the rental of owned ancillary field assets such as standby diesel generators and automatic transfer switches.
Manufactured Product Sales
The Company’s standard terms of sales of new Flex Turbines and Flex Heat Recovery products to channel partners and direct end-users include transfer of title, care, custody and control of the goods at the point of shipment, payment terms ranging from full payment in advance of shipment to payment in 90 days, no right of return or exchange, and no post-shipment performance obligations except for standard warranties provided on the products and parts sold. The Company offers standard assurance type warranty that its products and parts sold will operate free of material defects and function for a period of the greater of 18 months from delivery or 12 months from commissioning of the unit. Once the standard warranty expires, customers have the option to purchase service/maintenance coverage at a fixed rate. Revenue is recognized upon transfer of control of the promised goods to the Company’s customers in an amount that reflects the consideration the Company expects to receive in exchange for those goods. Title and risk of loss or damage to products passes to the purchaser of newly manufactured Flex Turbines and Flex Heat Recovery products upon production test completion and tender of delivery to the carrier at the Company’s U.S. manufacturing facility. The Company recognizes revenue in certain circumstances before product delivery occurs (commonly referred to as bill-and-hold transactions). Revenue from bill-and-hold transactions is recognized when all specific requirements for transfer of control under a bill-and-hold arrangement have been met which include, among other things, a request from the customer that the product be held for future delivery. For these bill-and-hold arrangements, the associated product inventory is identified separately as belonging to the customer and is ready for physical transfer.
Service on Sold Product
Service performed by the Company consists primarily of commissioning and maintenance services on units sold to third-party customers. Customers with purchased units in operation that are out of warranty will contact the Company for replacement parts on their turbine generators such as a replacement engine.
Once the customer agrees to the pricing and terms for the service order and places a purchase order, the Company will deliver the parts to the customer, recognizing revenue once the performance obligation is met.
Contracts for services are initiated through Service Request Orders (“SROs”), related to a combination of parts and labor. Like parts only, the Company will provide the customer with a quote for the service work and once accepted, will work to satisfy the transaction’s performance obligations and recognized revenue once parts are shipped and/or services have been rendered.
Service revenue also relates to commissioning Flex Turbines sold to third-party customers at the customers’ sites. This is a separate performance obligation from the purchase order to manufacture Flex Turbines. Typically, commissioning of manufactured units takes place within two months of tender for shipment, but can be delayed for up to several months based on when the customer submits its request for commissioning of the units and the commissioning takes place.
Lastly, the Company also provides maintenance service contracts on the existing installed base of Flex Turbines sold to its third-party customers. The maintenance service contracts are agreements to perform certain services to maintain a product for a specified period of time. Service revenue derived from maintenance service contracts is explicitly for the months covered and recognized over time on a straight-line basis over the length of the contract period, which represents the Company’s obligation to the customer.
Practical Expedient
The Company applies a practical expedient to expense costs as incurred for costs to obtain a contract when the amortization period would have been one year or less. These costs are recorded within selling, general and administrative expenses.
INCOME TAXES
FLPS is taxed as a disregarded entity for U.S. federal tax purposes, and the operations are not subject to U.S. federal income tax other than the operations that are conducted through taxable subsidiaries. FLPS may incur income taxes that are subject to withholding requirements related to certain of operations within Canada and other foreign countries in which the Company operates. FEI and Flex Power Co. income taxes are accounted for utilizing the asset and liability approach. Under this method, deferred tax assets and liabilities are recognized for the anticipated future tax consequences attributable to differences between the condensed combined consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred amounts are measured using enacted tax rates expected to apply to taxable income in the year those temporary differences are expected to be recovered or settled.
In assessing the realizability of the deferred income tax assets, including net operating loss and state tax credit carryforwards, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon evaluating both positive and negative evidence in making this assessment, of which management determined the need for a valuation allowance on all net deferred tax assets. Further, the Company recognizes interest expense (income) and penalties on uncertain tax positions and income tax deficiencies (refunds) in income tax expense in the accompanying condensed combined consolidated statements of operations and comprehensive loss.
FOREIGN CURRENCY TRANSACTIONS
The financial statements of an international subsidiary, FLPS ULC, are translated into the functional reporting currency of the Company (USD) using the exchange rate in effect at each balance sheet date for assets and liabilities. Revenues and expenses were translated to USD at the average exchange rate for the period. Resulting currency translation adjustments are recorded as a component of accumulated other comprehensive loss through the cumulative translation adjustment (“CTA”) account. Foreign exchange transaction gains and losses are recorded in the condensed combined consolidated statements of operations and comprehensive loss in other income (expense), net.
The Company cannot guarantee that the current exchange rate will remain steady; therefore, there is a possibility that the Company could post the same amount of profit for comparable periods and because of the fluctuating exchange rate, actually post higher or lower profit depending on the exchange rate of Canadian Dollar (“CAD”) converted to USD on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.
PRODUCT WARRANTY
The Company provides for the estimated cost of product warranties at the time revenue is recognized. Warranty terms are for the greater of 18 months from delivery or 12 months from commissioning of the unit, to repair or replace any defective component in equipment supplied by the Company. The provision for product warranty is based primarily on historical rates, sales history and other considerations. The provision for product warranty is reported within the classification of manufactured product cost of revenue in the accompanying condensed combined consolidated statements of operations and comprehensive loss. Accrued product warranties were $302 and $526 as of June 30, 2021 and December 31, 2020, respectively and are reported within accrued expenses in the accompanying condensed combined consolidated balance sheet.
RESEARCH AND DEVELOPMENT
Research and development costs are expensed as incurred and reported in research and development costs in the accompanying condensed combined consolidated statements of operations and comprehensive loss. Costs were $67 and $75 for the six months ended June 30, 2021 and 2020, respectively.
RECENT ACCOUNTING PRONOUNCEMENTS
Emerging growth company
The Company is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02” or “Topic 842”). The purpose of ASU 2016-02 is to provide financial statement users a better understanding of the amount, timing, and uncertainty of cash flows arising from leases. The adoption of ASU 2016-02 will result in the recognition of a right-of-use asset and a lease liability for all leases. New disclosure requirements include qualitative and quantitative information about the amounts recorded in the financial statements. In September 2017, the FASB issued ASU 2017-13, Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842), which provides additional implementation guidance on the previously issued ASU 2016-02 Leases (Topic 842). ASU 2016-02 requires a lessee to recognize assets and liabilities on the balance sheet for all leases with lease terms greater than 12 months. ASU 2016-02 requires a modified retrospective transition by means of a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year in which the guidance is effective with the option to elect certain practical expedients and accounting policy elections. Topic 842 will be effective for the Company for fiscal years beginning after December 15, 2021, with interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluating the impact of the adoption of this update on its condensed combined consolidated financial statements.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326) (“ASU 2016-13” or “Topic 326”), which requires that all financial assets measured at amortized cost to be evaluated for current expected credit losses. Under the new guidance, immediate recognition of credit losses expected over the life of a financial instrument is required. The pronouncement eliminates the incurred credit loss impairment methodology and replaces it with an expected credit loss concept based on historical experience, current conditions, and reasonable and supportable forecasts. Early adoption is permitted. Topic 326 requires a modified retrospective approach by recording a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. ASU 2016-13 will be effective for the Company for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The adoption of this standard is not expected to have a material impact on the Company’s condensed combined consolidated financial statements.
In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes.” ASU 2019-12 simplifies the accounting for income taxes by eliminating certain exceptions related to intraperiod tax allocation, interim period income tax calculation methodology, and the recognition of deferred tax liabilities for outside basis differences. It also simplifies certain aspects of accounting for franchise taxes and clarifies the accounting for transactions that results in a step-up in the tax basis of goodwill. The Company adopted ASU 2019-12 on January 1, 2021. There were no significant income tax implications to the Company’s tax provision as a result of the change in guidance.
In March of 2020, the FASB issued ASU 2020-04, Facilitation of the Effects of Reference Rate Reform on Financial Reporting (ASC 848, Reference Rate Reform) (“ASU 2020-04” or “Topic 848”) which provides guidance for contract modifications and certain hedging relationships associated with the transition from reference rates that are expected to be discontinued. The guidance provides optional expedients and exceptions for applying GAAP to contracts or other transactions affected by reference rate reform if certain criteria are met. The guidance was issued on March 12, 2020 and may be applied prospectively through December 31, 2022. The Company is evaluating applicable contracts and transactions to determine whether to elect the optional guidance. The adoption of this standard is not expected to have a material impact on the Company’s condensed combined consolidated financial statements.
NOTE 3 — GOING CONCERN
The accompanying condensed combined consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company’s financial position and operating results raise substantial doubt about its ability to continue as a going concern within one year after the date the condensed combined consolidated financial statements are issued. The Company has sustained net losses of $3,631 and $3,594 for the six months ended June 30, 2021 and 2020, respectively and has an accumulated deficit of $136,146 as of June 30, 2021. The ability of the Company to continue as a going concern is dependent upon (i) expanding operations, (ii) obtaining additional capital and (iii) reducing operating expenses and/or selling existing turbine assets should this be required to preserve liquidity. Management’s plan in this regard is to implement the Company’s business plan and to secure additional funds through equity or debt financing. There can be no assurance that such alternate financing, if available, can be obtained on acceptable terms. The condensed combined consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.
NOTE 4 — REVENUE RECOGNITION
Disaggregation of Revenue
The Company disaggregates revenue from contracts with customers by product type. The Company believes that this aggregates the payor types by nature, amount, timing, and uncertainty of its revenue streams. The following table summarizes the Company’s disaggregated revenues for the six months ended June 30, 2021 and 2020:
	2021	2020
Manufactured product	$1,276	$1,658
Turbine service on sold product	1,601	1,120
Total non-lease revenue	$2,877	$2,778
Turbine leasing fleet revenue	7,272	10,024
Total revenue	$10,149	$12,802
Contract Balances
Contract liabilities consist of advance payments for goods as well as deferred revenue on service obligations and extended warranties. All of the Company’s deferred revenue is included in current liabilities under deferred revenue.
The following is a summary of the Company’s contract balances as of June 30, 2021 and December 31, 2020:
	June 30, 2021	December 31, 2020
Turbine leasing fleet	$1,088	$1,548
Turbine service on sold product	194	318
Manufactured product	62	442
Other	110	153
Total trade accounts receivable	$1,454	$2,461
Contract assets	$1,454	$2,461
Allowance for doubtful accounts	(11)	(45)
Total trade accounts receivable, net	$1,443	$2,416
The amount of revenue recognized during the six months ended June 30, 2021 that was included in the deferred revenue on service obligations and extended warranty balance at December 31, 2020 was $126.
At June 30, 2021, the Company had $3,810 of remaining performance obligations, which are included in deferred revenue. The Company expects to recognize approximately 100% of its remaining performance obligations as revenue during the subsequent 12-month period. At December 31, 2020, the Company had $1,849 of remaining performance obligations, which are included in deferred revenue. The Company recognized $1,732 of the performance obligations as revenue during the six months ended June 30, 2021. The Company expects to recognize 100% of its remaining performance obligations that existed as of December 31, 2020 by the end of fiscal year 2021.
Bill-and-Hold Revenue
Certain customer arrangements consist of bill-and-hold characteristics under which the criteria for transfer of control is met, including the passing of title and significant risk and reward of ownership to the customers. Therefore, the customers are able to direct the use of the bill-and-hold inventory while the Company retains physical possession of the product until it is installed at a customer site at a point in time in the future. Revenue recognized in a bill-and-hold arrangement for the six months ended June 30, 2021 and 2020 was $0 and $1,618, respectively.
Lessor Revenue
The Company’s lessor portfolio includes only operating leases. The following table presents future operating lease payments under non-cancellable lease arrangements to be received as of June 30, 2021:
Six months ended December 31, 2021	$4,921
2022	1,078
2023	60
Total	$6,059
NOTE 5 — INVENTORY
Inventory is stated at the lower of cost or net realizable value and consisted of the following as of June 30, 2021 and December 31, 2020:
	June 30, 2021	December 31, 2020
Raw materials	$6,621	$9,367
Work in process	3,284	935
Finished goods	2,424	3,357
Total inventories, net	$12,329	$13,659
NOTE 6 — PROPERTY AND EQUIPMENT
Property and equipment consisted of the following as of June 30, 2021 and December 31, 2020:
	2021	2021
Turbines and other equipment	$64,096	$61,973
Machinery and equipment	5,167	5,146
Leasehold improvements	796	782
Fieldwork equipment	4,235	4,032
Computer equipment and software	654	1,074
Vehicles	305	274
Furniture and fixtures	540	540
Property, plant and equipment, gross	$75,793	$73,821
Accumulated depreciation	(41,651)	(38,432)
Construction in progress	153	1,117
Property, plant and equipment, net	$34,295	$36,506
The Company has equipment that is used by customers under lease arrangements. The remaining property and equipment are used by the Company for the manufacture of machines and related assets. Depreciation expense for equipment used by customers under lease arrangements was $2,167 and $2,766 for the six months ended June 30, 2021 and 2020, respectively. The gross asset cost and accumulated depreciation for equipment used by customers under lease arrangements as of June 30, 2021 were $45,574 and $21,279, respectively. The gross asset cost and accumulated depreciation for equipment used by customers under lease arrangements as of December 31, 2020 were $36,518 and $15,117, respectively. The Company recognized a gain on disposal of property and equipment of $32 for the six months ended June 30, 2021 and a gain on disposal of property and equipment of $57 for the six months ended June 30, 2020.
NOTE 7 — INTANGIBLE ASSETS
Intangible assets consisted of the following as of June 30, 2021 and December 31, 2020:
	June 30, 2021	December 31, 2020
Patents	$1,680	$1,680
Accumulated amortization	(1,428)	(1,344)
Intangible assets, net	$252	$336
Definite-lived intangible assets had a weighted-average remaining useful life of 1.5 years and 2.0 years as of June 30, 2021 and December 31, 2020, respectively.
The amortization of intangible assets was $84 for each of the six months ended June 30, 2021 and 2020. The estimated annual amortization expense based on the intangible asset balance for the next two years as of June 30, 2021:
Six months ended December 31, 2021	$84
2022	168
Total	$252
NOTE 8 — DEFERRED REVENUE
Deferred revenue consists of billed amounts collected in advance from various customers for service obligations and deposits on future orders. The durations of the service agreements range between 12 and 120 months. Customer deposits on future orders are non-interest bearing and non-refundable. Deferred revenue was $3,810 and $1,849 as of June 30, 2021 and December 31, 2020, respectively.
NOTE 9 — LEASES
The Company is obligated under operating leases for locations and apartments in New Hampshire, Colorado, North Dakota, Texas and Canada. Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the related leases. In December 2020, the Company entered into a lessee sublease agreement with Pioneer New Hampshire LLC for approximately 5,800 rentable square feet of office space in Portsmouth, New Hampshire. This lease, which was entered into when the Company vacated its previous Portsmouth office space, expires in June 2024 with options to renew for up to an additional six years. In January 2019, the Company entered into a lease agreement for warehouse and manufacturing space in Dover, New Hampshire, which was later amended on February 22, 2021, with approximate monthly payments of $22 which expires in May 2027. There are no future minimum lease payment obligations after June 2027. In January 2020, FLPS entered into the First Amendment to Office Lease (the “First Amendment”) with GPI Plaza Tower, LP to acquire approximately 1,978 of additional rentable square feet for the Colorado office space as provided in the original Office Lease dated February 19, 2018. The lease term is approximately 5.5 years and is approximately $301 per year.
The Company is also obligated under capital lease obligations related to vehicles and forklifts. Depreciation on these assets is recorded on a straight-line basis over the term of the lease and is included within depreciation expense. Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease. The Company recorded rental expense of $964 and $1,096 related to the leases for the six months ended June 30, 2021 and 2020, respectively.
On December 29, 2020, the Company entered into a sublease with Pioneer New Hampshire LLC to relocate its corporate headquarters to 112 Corporate Drive, Portsmouth, New Hampshire, thereby leasing office space of approximately 5,800 square feet of rentable space. The lease for the premises is effective at February 2021 and has a term of approximately 3.5 years, with two optional renewal options of three years each. The minimum monthly rent under the terms of the lease is $7.
The future minimum lease payments under the Company’s capital and operating leases were as follows as of June 30, 2021:
	Capital Leases	Operating Leases
Six months ended December 31, 2021	$74	$661
2022	140	1,097
2023	60	898
2024	—	550
2025	—	288
Thereafter	—	433
Total future minimum lease obligation	$274	$3,927
Less interest on capital leases	(18)
Net present value of capital lease obligations	$256
Less current portion	(130)
Capital lease obligations, long term	$126
NOTE 10 — INCOME TAXES
The income tax expense is composed of the following for the six months ended June 30, 2021 and 2020:
	Six Months Ended June 30,
	2021	2020
Loss before income taxes	(3,453)	(3,590)
Income tax expense	(178)	(4)
Net loss	(3,631)	(3,594)
Income tax as a percentage of loss before income taxes	(5.15)%	(0.11)%
The calculation of the overall income tax provision for the six months ended June 30, 2021 primarily consists of state and foreign income taxes. During the six-month period ended June 30, 2021, the Company recorded an income tax provision of $178 on loss before income taxes of $3,453. For the six months ended June 30, 2020, the Company recorded an income tax provision of $4 on loss before income taxes of $3,590. The effective tax rate for the six months ended June 30, 2021 differs from the U.S. statutory rate of 21% primarily due to full valuation allowance on the Company’s US and foreign deferred tax assets.
As of December 31, 2020, the Company’s net deferred tax assets are fully offset by a valuation allowance. The valuation allowance is determined in accordance with the provisions of ASC 740, Income Taxes, which require an assessment of both negative and positive evidence when measuring the need for a valuation allowance. The Company reassesses the need for a valuation allowance on a quarterly basis. Based off the evidence currently available and the Company’s history of losses, the Company is maintaining a full valuation as of June 30, 2021.
On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”) was enacted into law. The CARES Act is aimed at providing emergency relief and health care for individuals and businesses affected by the COVID-19 pandemic. The CARES Act, among other things, includes provisions related to refundable payroll tax credits, deferral of the employer portion of social security payments, expanded net operating loss application, modifications to the net interest deduction limitations, and technical corrections to tax depreciation methods for qualified improvement property. The Company has completed its assessment of the impact of the legislation, and there is no significant impact to the condensed consolidated financial statements due to the valuation allowance in the US.
NOTE 11 — INDEBTEDNESS
Debt consisted of the following as of June 30, 2021 and December 31, 2020:
	June 30 2021	December 31, 2020
Line of credit	$22,963	$26,658
Note payable	—	2,352
Total debt	$22,963	$29,010
Less current debt	—	(1,300)
Total long-term debt	$22,963	$27,710
Line of Credit
On February 8, 2019, FLPS entered into a senior secured revolving credit facility (“the Credit Agreement”) with Texas Capital Bank, National Association (“TCB”). The initial commitment amount is for $30,000 and availability under the Credit Agreement is based on a borrowing base calculation of eligible assets and other conditions. The facility is backed by a first priority lien on substantially all of the assets of FLPS, and the maturity date of the facility is February 8, 2024. The facility contains various covenants that limits the Company’s ability to, among other things, make restricted payments. Interest is defined based on a tiered leverage ratio and an applicable margin of (i) 1.50% to 2.00% above the base rate for base rate loans, or (ii) 2.50% to 3.00% above the adjusted Eurodollar rate for Eurodollar rate loans. Leverage ratio means as of the last day of the last fiscal month of each fiscal quarter, the ratio of (i) all debt and (ii) annualized EBITDA. Base Rate means, for any day, the highest of (a) Prime Rate; (b) the sum of the Federal Funds Rate for the day plus half of one percent (0.50%); and (c) the adjusted Eurodollar Rate for the day plus one percent (1.00%). FLPS is charged a commitment fee based on the daily average unused portion of the revolving credit facility, and that fee ranges from 0.225% to 0.475% per daily average. Additionally, FLPS is charged a letter of credit fee of between 2.50% and 3.00% per quarter with respect to the amount of letters of credit issued under the revolving credit facility. The applicable margin for loans, the commitment fee and the letter of credit fee set forth above will vary quarterly based on the Company’s leverage ratio. Based on the leverage ratio applicable at June 30, 2021, the margin and base rate were 2.00% and 3.25%, respectively for base rate loans; the margin and Eurodollar rate loan were 3.00% and .09%, respectively for Eurodollar rate loans; the commitment fee for the unused portion of the revolving credit facility was 0.225%; and the letter of credit fee was 3.00%. As of June 30, 2021, $963 and $22,000 of the outstanding line of credit balance was subject to base rate loan interest and a Eurodollar rate loan interest, respectively. FLPS is subject to financial covenants of a maximum leverage ratio and minimum fixed charge coverage ratio to be tested quarterly. The maximum permitted leverage ratio is 3.50 to 1.00. The minimum fixed charge coverage ratio is 1.25 to 1.00.
On February 12, 2021, the Company entered into a Limited Waiver of Leverage Ratio (the “Waiver”) with TCB pursuant to which the foregoing default event under the Credit Agreement was waived. In consideration of the waiver, (i) the Company agreed to pay TCB a fee of $22 upon execution of the Waiver, (ii) the Company made a $1,500 EBITDA equity contribution to FLPS (the “Waiver Contribution”), and (iii) FLPS made a $1,500 prepayment of its obligations to TCB under the Credit Agreement (the “Prepayment”). The Waiver also amended the Credit Agreement to increase the annualized EBITDA used to calculate the quarterly financial covenants, as well as decrease the availability under the revolving credit facility, by the amount of the Waiver Contribution. FPS contributed $1,500 to the Company to fund the Waiver Contribution and Prepayment made to TCB.
Gross borrowings outstanding under this revolving credit facility amounted to $22,963 and $26,658 as of June 30, 2021 and December 31, 2020, respectively. This amount includes $10,000 of permitted distributions taken in 2019 as further described in Note 14. The Company incurred $156 and $27 in financing costs related to amendments to its existing revolving credit facility during the six months ended June 30, 2021 and 2020, respectively. Gross debt issuance cost was $1,108 and $953 as of June 30, 2021 and December 31, 2020, respectively. Related accumulated amortization was $430 and $323 as of June 30, 2021 and December 31, 2020, respectively. These financing costs were capitalized under deferred financing costs on the condensed combined consolidated balance sheet. Deferred financing costs are amortized to interest expense over the term of the agreement using the effective interest method. Amortization expense was $107 and $94 for the six months ended June 30, 2021 and 2020, respectively.
On January 27, 2020, FLPS entered into an amendment to the Credit Agreement (“First Amendment”) and First Amendment to Pledge and Security Agreement with TCB. Under the terms of the amendment, the borrowing base was amended to include certain non-turbine field equipment which was previously not included.
On August 28, 2020, FLPS entered into the Second Amendment to Credit Agreement with TCB. Under the terms of the amendment, certain terms within the borrowing base definition of accounts receivables relating to investment grade and non-investment grade customers were modified.
On December 21, 2020, FLPS entered into the Third Amendment to Credit Agreement with TCB. Under the terms of the amendment, FLPS ULC was added as an additional loan party to the Credit Agreement.
On February 12, 2021, FLPS amended the Credit Agreement to increase the annualized EBITDA used to calculate the quarterly financial covenants, as well as decrease the availability under the revolving credit facility by $1,500.
On June 29, 2021, FLPS entered into the Fourth Amendment to Credit Agreement with TCB. Under the terms of the amendment, there was a modification of the due date of the FLPS financial statements to be delivered to TCB and decrease the availability under the revolving credit facility by an additional $2,000, resulting in a total decrease of availability of $3,500 when combined with the aforementioned amendment on February 12, 2021. As of June 30, 2021 and December 31, 2020, the amount available for drawdown were $2,942 and $1,429, respectively.
PPP Loans
In 2020, the Company entered into loan agreements under the Small Business Administration (the “SBA”) Paycheck Protection Program (“PPP”) enabled by the Coronavirus Aid, Relief and Economic Security Act of 2020 (the “CARES Act”). On April 14, 2020, TCB entered into a note with FLPS and agreed to make available to FLPS a loan in the amount of $991. On May 6, 2020, Bank of America, N.A. (“Bank of America”) entered into a note with FEI and agreed to make available to FEI a loan in the amount of $1,361 (together, the “PPP Loans”). The PPP Loans bear interest at a rate per annum of 1.00%. The term of the PPP Loans are two years, ending April 14, 2022 and May 6, 2022, respectively.
On May 5, 2021, the Company received notice that the SBA had reviewed the forgiveness application of the FLPS PPP loan and provided forgiveness of the entire principal of $991 plus accrued interest of $10. On June 17, 2021, the Company received notice that the SBA had reviewed the forgiveness application of the FEI PPP loan and provided forgiveness of the entire principal of $1,361 plus accrued interest of $16. The Company accounted for the forgiveness on the PPP Loans in accordance with ASC 470 — Debt (“ASC 470”) and recorded a gain on extinguishment of debt on its condensed combined consolidated financial statements and related footnote disclosures. The Company recognized a gain on extinguishment of the PPP loans of $2,378 during the six months ended June 30, 2021 and is recorded to other income, net within the accompanying condensed combined consolidated statements of operations and comprehensive loss.
Future minimum principal payments due on the line of credit are as follows as of June 30, 2021:

Six months ended December 31, 2021	$—
2022	—
2023	—
2024	22,963
Total future principal payments	$22,963
NOTE 12 — CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMERS
The Company’s two largest customers accounted for approximately 18% and 17% of total revenue for the six months ended June 30, 2021. The Company’s two largest customers accounted for approximately 24% and 13% of total revenue for the six months ended June 30, 2020. As of June 30, 2021, two customers accounted for 33% and 15% of the accounts receivable balance. As of December 31, 2020, two customers accounted for 15% and 14% of the accounts receivable balance. No single supplier accounted for more than 10% of the total cost of revenue for the six months ended June 30, 2021 and 2020.
Cash could potentially subject the Company to concentrations of credit risk. However, because the Company maintains its cash with high-quality, accredited financial institutions, such funds are subject to minimal credit risk. The Company may maintain balances with financial institutions in excess of federally insured limits. The Company has not experienced any losses historically in these accounts and believes it is not exposed to significant credit risk in its cash.
NOTE 13 — COMMITMENTS AND CONTINGENCIES
Litigation and Legal Proceedings
Any material legal, tax or regulatory proceedings regarding matters arising in the ordinary course of business, which involve the Company’s assessment to determine the probability of whether a loss will occur and, if probable, its best estimate of probable loss. The Company records and discloses losses when these losses are probable and reasonably estimable, and discloses matters when losses are probable but not estimable or when losses are reasonably possible. Legal costs related to the defense of loss contingencies are expensed as incurred. The Company is not currently involved in legal proceedings that could reasonably be expected to have a material adverse effect on our business, prospects, financial condition or results of operations.
Guarantees and Indemnifications
Between December 2015 and July 2021, FPS issued a series of promissory notes with various investors that together, along with FPS’ affiliates, account for a majority of FPS’ voting equity and representation of its board of directors (the “Investor Notes”). The Investor Notes bear interest at an annualized rate ranging between 8.0% and 12.0% and are pre-payable without penalty at any time. The Investor Notes have a maturity date of October 31, 2022. FPS has the option to receive monthly interest in cash or to accrue monthly interest.
Prior to the closing of the Credit Agreement in February 2019, the Investor Notes were secured by a first priority lien of all assets of the Company and its subsidiaries. In connection with closing of the Credit Agreement, all noteholders of the Investor Notes entered into a Subordination and Intercreditor Agreement with TCB whereby all Investor Notes currently in place, and all future Investor Notes in substantially the same form, were from thereon secured by a second priority lien of all assets of FLPS and its subsidiaries, while the Investor Notes retained their first priority lien in all assets of all other existing and future subsidiaries of FPS.
NOTE 14 — RELATED PARTY TRANSACTIONS
The Company distributed $394 and $10, respectively, to FPS during the six months ended June 30, 2021 and 2020. In addition, during the six months ended June 30, 2021 and 2020, $1,503 and $800, respectively, were re-contributed to the Company for working capital purposes. There are no terms and conditions associated with the repayment of either of these amounts. The contributions were recorded within the Company’s net parent investment at June 30, 2021 and 2020.
NOTE 15 — EMPLOYEE BENEFIT PLAN
The Company sponsors defined contribution 401(k) plans covering substantially all of its employees. The plans entitle employees, almost immediately after their start date, to make voluntary contributions to the plans. Contributions cannot exceed the maximum amount allowed under applicable provisions of the Internal Revenue Code (the “Code”). The Company provided a matching contribution of 100% up to 6% of base salary. Employees are vested in the matching contributions immediately. The Company’s contributions to the plans amounted to approximately $210 and $236 for six months ended June 30, 2021 and 2020, respectively.
NOTE 16 — INCENTIVE PLANS
FlexEnergy, Inc. 2013 Equity Incentive Plan
On January 1, 2013, FEI implemented a long-term compensation incentive plan under which employees, officers, directors and other individuals providing services to FEI are eligible to receive cash payment awards (the “2013 Plan”). The values of each eligible payment under the 2013 Plan has been fixed through the amendment made on October 27, 2016 and there will be no further grants made. No forfeitures have been recognized under the 2013 Plan. An aggregate payout of $633 is due to the participants on the earlier of January 1, 2023 or when certain change in control terms (as provided below) are met. Under the 2013 Plan, a “Change in Control” will have occurred if a single shareholder or shareholder group obtains effective control of FEI, or upon a liquidation or dissolution. The weighted average contractual life remaining is 1.44 years for options outstanding and exercisable. The liability of $528 and $492 is recorded within Other non-current liabilities on the accompanying condensed combined consolidated balance sheets as of June 30, 2021 and December 31, 2020, respectively. Share-based compensation expense was $36 for the 2013 Incentive Plan during the six months ended June 30, 2021 and 2020, respectively and was recorded in selling, general and administrative operating expenses on the accompanying condensed combined consolidated statements of operations and comprehensive loss.
FlexEnergy, Inc. 2016 Target Incentive Plan (Participation Plan)
On October 27, 2016, FEI adopted the 2016 Target Incentive Plan (the “2016 Plan”), which provides for the grant of cash payment awards totaling $3,249 to certain officers and employees, payable upon satisfaction of a performance condition (i.e. the occurrence of a Change in Control, as defined) and a service vesting condition (i.e. the vesting of an award based on continuous service) . Any payments due under the 2016 Plan are required to be paid within 60 days following a Change in Control (as defined) that constitutes a Qualifying Sale. Under the 2016 Plan, a “Change in Control” will have occurred if a single shareholder or shareholder group obtains effective control of FPS or acquires 50% or more than the fair market value of its assets.
Under the 2016 Plan, cash payment awards of $3,249 in aggregate were granted in October 2016, and the Company does not expect there will be any further awards. There is no settlement payment of an award under the 2016 Plan unless and until there is a Qualifying Sale which also constitutes a Change in Control of FEI prior to the earlier of a Termination Transaction or the termination of the 2016 Plan on January 1, 2026. The payments under the 2016 Plan are only due to the participants if certain change in control terms are met on or before the earlier of January 1, 2026. To constitute a Qualifying Sale, a sale or series of sales of assets or ownership must result in the holders of Series A Units of FPS receiving more than $64.00 per Series A Unit. A total of 1,000,000 Series A Units are currently issued and outstanding. The change in control term is a performance condition and therefore the Company does not accrue or recognize any compensation cost until such event is considered probable. No compensation cost has been recognized on these awards to date as the event is not considered probable.

NOTE 17 — SUBSEQUENT EVENTS
The Company has evaluated subsequent events through June 4, 2021, the date these condensed combined consolidated financial statements were available to be issued, to ensure that this filing includes all appropriate footnote disclosure of events both recognized in the condensed combined consolidated financial statements as of June 30, 2021, and events which occurred subsequently but were not recognized in the condensed combined consolidated financial statements. The Company has concluded that other than as noted below, there were no subsequent events requiring adjustment to or disclosure in these condensed combined consolidated financial statements.
On August 16, 2021, FPS entered into the SAFE Transaction with RNS and TRF whereby each of RNS and TRF paid $1.00 million to FPS (with the option for FPS to call an additional $0.50 million from each) in exchange for the right to receive from FPS (i) if the underwriters’ over-allotment exercise is exercised, the Cash Payment, or (ii) if there is no over-allotment exercise or if the net proceeds received by FPS as a result of an over-allotment exercise are insufficient to pay the full Cash Payment to RNS and TRF, a number of the shares of FGS common stock issued to FPS in the Contribution Transaction equal to the amount invested minus 80% of the Cash Payment, divided by 80% of the issuance price per share in this offering. The proceeds of the SAFE Transaction were contributed by FPS to FEI and FLPS as capital.

FLEXENERGY GREEN SOLUTIONS, INC.
Common Stock
Through and including                  , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in our initial public offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, upon completion of this offering. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.
SEC registration fee		*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*
Total	$	*

*
To be provided by amendment.

ITEM 14.   INDEMNIFICATION OF DIRECTORS AND OFFICERS
Section 145 of the Delaware General Corporation Law authorizes the board of directors of a corporation to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.
Our Certificate of Incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for breach of the fiduciary duty of care, but will be liable for monetary damages for the following:
•
any breach of their duty of loyalty to our company or our stockholders;

•
any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•
unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•
any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.
In addition, our Certificate of Incorporation and Bylaws provide that we will indemnify and hold harmless, to the fullest extent permitted by the Delaware General Corporation Law, any director or officer who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the corporation or, while a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees and other amounts) reasonably incurred. The foregoing rights to indemnification generally do not apply to a proceeding initiated by a director or officer unless the proceedings were approved by our board of directors, the indemnification is required by law or the director or officer is seeking enforcement of the indemnification and advancement rights. Our Certificate of Incorporation and our Bylaws will also provide that we must pay the expenses (including attorneys’ fees) incurred by a director or officer in defending any proceeding in advance of its final disposition, provided that such payment of expenses in advance of the final disposition of the proceeding will be made only upon receipt of an undertaking by such director or officer to repay all amounts advanced if it is ultimately determined that the director or officer is not entitled to be indemnified.
Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, or otherwise participating in any such action, suit, arbitration, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.
The limitation of liability and indemnification provisions that are expected to be included in our Certificate of Incorporation, Bylaws and in indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.
We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.
Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.
The underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.
ITEM 15.   RECENT SALES OF UNREGISTERED SECURITIES
In connection with the Contribution Transaction,          shares of common stock will be issued to FlexEnergy Power Solutions, LLC. The common stock will be issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving any public offering.

ITEM 16.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
(a)
Exhibits.   See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b)
Financial Statement Schedules.   All financial statement schedules are omitted because the information called for is not required or is shown either in the combined consolidated financial statements or in the notes thereto.

ITEM 17.   UNDERTAKINGS
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes:
(1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX
Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement.
2.1*	Form of Contribution Agreement, to be in effect at the consummation of this offering.
3.1	Form of Amended and Restated Certificate of Incorporation, to be in effect at the consummation of this offering.
3.2	Form of Amended and Restated Bylaws, to be in effect at the consummation of this offering.
4.1*	Form of Warrant to be issued to Roth Capital Partners, LLC in connection with this offering.
5.1*	Opinion of Rutan & Tucker, LLP.
10.1+*	2021 Incentive Award Plan and forms of award agreements thereunder.
10.2+*	Form of Indemnification Agreement between FlexEnergy Green Solutions, Inc. and each of its directors and executive officers.
10.3*	Form of Registration Rights Agreement among FlexEnergy Green Solutions, Inc., FlexEnergy Power Solutions, LLC, RNS Flex, LLC and TRF Platform Holdings, LLC to be in effect at the consummation of this offering.
10.4+*	Form of Board Chairperson Compensation Agreement between FlexEnergy Green Solutions, Inc. and George Walker, to be in effect at the consummation of this offering.
10.5+*	Form of Executive Employment Agreement between FlexEnergy Energy Systems, Inc. and Mark Schnepel, to be in effect at the consummation of this offering.
10.6+*	Form of Executive Employment Agreement between FlexEnergy Energy Systems, Inc. and Wes Kimmel, to be in effect at the consummation of this offering.
10.7+*	Form of Executive Employment Agreement between Flex Leasing Power & Service LLC and Doug Baltzer, to be in effect at the consummation of this offering.
10.8	Sublease between Pioneer New Hampshire LLC and FlexEnergy Systems, Inc. dated December 23, 2020.
10.9	Office Lease between Flex Leasing Power & Service LLC and GPI Plaza Tower, LP, dated February 19, 2018.
10.10	First Amendment to Office Lease between Flex Leasing Power & Service LLC and GPI Plaza Tower, LP, dated August 29, 2019.
10.11	Sublease between Flex Leasing Power & Service LLC and Energes, LLC, dated April 12, 2016.
10.12	Lease Agreement between Flex Leasing Power Service ULC and Bennett Financial Corp, dated December 1, 2015.
10.13	Lease Renewal Agreement between Flex Leasing Power Service ULC and Bennett Financial Corp, dated July 1, 2020.
10.14	Commercial Lease between Flex Leasing Power & Service LLC and West Epley LLC dated August 15, 2019.
10.15	Commercial Lease Amendment between Flex Leasing Power & Service LLC and West Epley LLC dated June 1, 2020.
10.16	Lease Agreement between FlexEnergy Energy Systems, Inc. and 1 Progress LLC, dated January 2019.
10.17	First Lease Amendment between FlexEnergy Energy Systems, Inc. and 1 Progress LLC, dated February 22, 2021.
10.18*	Credit Agreement among Flex Leasing & Power Service LLC, as borrower, each of the other loan parties from time to time party thereto, the lenders from time to time party thereto and Texas Capital Bank, National Association, as administrative agent, swing line lender and L/C issuer, dated February 8, 2019.

Exhibit Number	Exhibit Description
10.19*	Pledge and Security Agreement among Flex Leasing Power & Service LLC, Flex Power Co. and Texas Capital Bank, National Association dated February 8, 2019.
10.20*	Parent Pledge and Limited Guaranty Agreement among FlexEnergy Power Solutions, LLC and Texas Capital Bank, National Association dated February 8, 2019.
10.21*	Subordination and Intercreditor Agreement among RNS Flex, LLC, Energy Special Situations Fund II, L.P., ESS Participation Fund II, L.P., TRF Platform Holdings, LLC, FlexEnergy Power Solutions, LLC, Flex Leasing Power & Service LLC and Texas Capital Bank, National Association dated February 8, 2019.
10.22*	First Amendment to Credit Agreement and First Amendment to Pledge and Security Agreement among Flex Leasing & Power Service LLC, as borrower, each of the other borrowers and loan parties party thereto, the lenders party thereto and Texas Capital Bank, National Association, as administrative agent, dated January 27, 2020.
10.23*	Second Amendment to Credit Agreement among Flex Leasing & Power Service LLC, as borrower, each of the other borrowers and loan parties party thereto, the lenders party thereto and Texas Capital Bank, National Association, as administrative agent, dated August 28, 2020.
10.24*	Third Amendment to Credit Agreement among Flex Leasing & Power Service LLC, as borrower, each of the other borrowers and loan parties party thereto, the lenders party thereto and Texas Capital Bank, National Association, as administrative agent, dated December 22, 2020.
10.25*	Letter Agreement Regarding Limited Waiver of Leverage Ration Financial Covenant among Flex Leasing Power & Service LLC, each of the other borrowers and loan parties party thereto and Texas Capital Bank, National Association, as administrative agent, dated February 12, 2021.
10.26*	Fourth Amendment to Credit Agreement among Flex Leasing Power & Service LLC, each of the other borrowers and loan parties party thereto, the lenders party thereto and Texas Capital Bank, National Association, as administrative agent, dated June 29, 2021.
10.27*	Joinder Agreement by Flex Leasing and Power Service ULC, in favor of Texas Capital Bank, National Association, as administrative agent, dated December 22, 2020.
10.28*	Joinder Agreement and Amendment to Subordination and Intercreditor Agreement by Flex Leasing and Power Service ULC, in favor of Texas Capital Bank, National Association, as administrative agent, and acknowledged by the existing loan parties and subordinated lenders thereto dated December 22, 2020.
10.29*	Amendment to Security Agreement by Flex Power Co. dated December 22, 2020.
10.30*	Canadian Pledge and Security Agreement between Flex Leasing and Power Service ULC and Texas Capital Bank, National Association, as administrative agent, dated December 22, 2020.
10.31*	Stock Pledge Agreement among FlexEnergy Power Solutions, LLC, RNS Flex, LLC, Energy Special Situations Fund II, L.P., ESS Participation Fund II, L.P. and TRF Platform Holdings, LLC, to be in effect at the consummation of this offering.
21.1	List of Subsidiaries of the Registrant.
23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
23.2*	Consent of Rutan & Tucker, LLP (included in Exhibit 5.1).
24.1	Power of Attorney (see page II-6).

*
To be filed by amendment.

+
Management contract or compensatory plan or arrangement.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Portsmouth, New Hampshire, on the        day of September, 2021.
FLEXENERGY GREEN SOLUTIONS, INC.
By:

Name:
Mark Schnepel

Title:
Chief Executive Officer

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mark Schnepel and Wes Kimmel, jointly and severally, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign the Registration Statement on Form S-1 of FlexEnergy Green Solutions, Inc. and any or all amendments (including post-effective amendments) thereto and any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
Mark Schnepel	Chief Executive Officer (Principal Executive Officer)
Wes Kimmel	Chief Financial Officer (Principal Financial and Accounting Officer)
Thomas Denison	Director
Patrick Connelly	Director
George Walker	Director